**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION**

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Charter Financial Corporation
(Exact Name of Registrant as Specified in Charter)

0001478726
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER'S DIRECT DIAL NUMBER

(202) 274-2026

WRITER'S E-MAIL

gsobczak@luselaw.com

2-14

December 13, 2012

Via Hand Delivery

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Charter Financial Corporation
Form SE

Dear Sir or Madam:

In accordance with Rules 202 and 311(g)(2) of Regulation S-T, the supporting financial information from Exhibit 99.3 to the Registration Statement on Form S-1 of Charter Financial Corporation (the "Company"), which is the Company's Valuation Appraisal Report, is being filed in paper format pursuant to the Company's request for a continuing hardship exemption granted by letter dated November 20, 2012 (copy enclosed). On behalf of the Company, please find enclosed for filing three (3) copies of the Company's Form SE, including one of which is manually signed, which includes the entire Valuation Appraisal Report.

Please acknowledge receipt of this filing by stamping a copy of this letter and returning it to us via our courier. If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (202) 274-2026. Thank you for your assistance.

Very truly yours,

Gregory Sobczak

cc: Robert L. Johnson, President
and Chief Executive Officer
Ben Azoff, Esq.
Eric Luse, Esq.

{Clients/1036/00178330.DOC/ }

Grant of Continuing Hardship Exemption

November 20, 2012

Applicant: Ben Azoff

Company Name: Charter Financial Corporation

Form Type: S-1

Period:

Subject document[s]: Exhibit 99.3 to Form S-1 to be filed on or about December 14, 2012

We considered your continuing hardship exemption request submitted via EDGAR on November 15, 2012 (Accession no. 00009433-12-000616) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Jeffrey Thomas
Chief, Office of Information Technology
Division of Corporation Finance

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Point, State of Georgia on December 13, 2012.

CHARTER FINANCIAL CORPORATION

By: /s/ Robert L. Johnson

Robert L. Johnson
Chairman, President and Chief Executive Officer

PRO FORMA VALUATION REPORT

CHARTER FINANCIAL CORPORATION
West Point, Georgia

PROPOSED HOLDING COMPANY FOR:
CHARTERBANK
West Point, Georgia

Dated As Of:
November 23, 2012

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 600
Arlington, Virginia 22201

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

November 23, 2012

Boards of Directors
First Charter, MHC
Charter Financial Corporation
CharterBank
1233 O.G. Skinner Drive
West Point, Georgia 31833

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and reissued by the Office of the Comptroller of the Currency ("OCC"), and applicable regulatory interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board ("FRB") in the absence of separate written valuation guidelines.

Description of Plan of Conversion and Reorganization

On November 27, 2012, the respective Boards of Directors of First Charter, MHC (the "MHC") and Charter Financial Corporation ("CHFN"), a federal corporation, adopted the plan of conversion and reorganization (the "Plan of Conversion"), whereby the MHC will convert to stock form. As a result of the conversion, CHFN, which currently owns all of the issued and outstanding common stock of CharterBank, will be succeed by a Maryland corporation with the name of Charter Financial Corporation ("Charter Financial" or the "Company"). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Charter Financial or the Company. As of September 30, 2012, the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 62.85% of the common stock (the "MHC Shares") of Charter Financial. The remaining 37.15% of Charter Financial's common stock was owned by public shareholders.

It is our understanding that Charter Financial will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Plans including CharterBank's employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

received in the subscription offering, the shares may be offered for sale to the public at large in a community offering and a syndicated or firm commitment underwritten offering. Upon completing the mutual-to-stock conversion and stock offering (the "second-step conversion"), the Company will be 100% owned by public shareholders, the publicly-held shares of CHFN will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets and liabilities will be consolidated with the Company.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Company, CharterBank, the MHC and the other parties engaged by CharterBank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of the Company, CharterBank and the MHC, including the prospectus as filed with the FRB and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Company, CharterBank and the MHC that has included a review of audited financial information for the fiscal years ended September 30, 2008 through September 30, 2012 and a review of various unaudited information and internal financial reports through September 30, 2012, and due diligence related discussions with the Company's management; Dixon Hughes Goodman LLP, the Company's independent auditor; Luse Gorman Pomerenk & Schick, P.C., the Company's conversion counsel; and Stifel Nicolaus Weisel, the Company's marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Charter Financial operates and have assessed Charter Financial's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Charter Financial and the industry as a whole. We have analyzed the potential effects of the stock conversion on Charter Financial's operating characteristics and financial performance as they relate to the pro forma market value of Charter Financial. We have analyzed the assets held by the MHC, which will be consolidated with Charter Financial's assets and equity pursuant to the completion of the second-step conversion. We have reviewed the economic and demographic characteristics of the Company's primary market area. We have compared Charter Financial's financial performance and condition with selected publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Charter Financial's representation that the information contained in the regulatory applications and additional information furnished to us by Charter Financial and its independent auditor, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Charter Financial, or its independent auditor, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Charter Financial. The valuation considers Charter Financial only as a going concern and should not be considered as an indication of Charter Financial's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Charter Financial and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Charter Financial's stock alone. It is our understanding that there are no current plans for selling control of Charter Financial following completion of the second-step conversion. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Charter Financial's common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

<u>Valuation Conclusion</u>

It is our opinion that, as of November 23, 2012, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC's current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of CHFN – was $214,787,390 at the midpoint, equal to 21,478,739 shares at $10.00 per share. The resulting range of value and pro forma shares, all based on $10.00 per share, are as follows: $182,569,280 or 18,256,928 shares at the minimum and $247,005,500 or 24,700,550 shares at the maximum.

Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $135,000,000, equal to 13,500,0000 shares at $10.00 per share. The resulting offering range and offering shares, all based on $10.00 per share, are as follows: $114,750,000 or 11,475,000 shares at the minimum and $155,250,000 or 15,525,000 shares at the maximum.

Establishment of the Exchange Ratio

The regulatory conversion regulations provide that in a conversion of a mutual holding company, the minority shareholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Boards of Directors of the MHC, CHFN and CharterBank have independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the offering and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.1782 shares of the Company's stock for every one share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.0015 at the minimum and 1.3550 at the maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public shareholders or on the proposed exchange ratio.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion offering, or prior to that time, will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Charter Financial immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the second-step conversion.

RP Financial's valuation was based on the financial condition, operations and shares outstanding of Charter Financial as of September 30, 2012, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public shareholders of CHFN and the exchange of the public shares for newly issued shares of Charter Financial's common stock as a full public company was determined independently by the Boards of Directors of the MHC, CHFN and CharterBank. RP Financial expresses no opinion on the proposed exchange ratio to public shareholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Charter Financial, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Charter Fnancial's stock offering.

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer and
Managing Director

Gregory E. Dunn
Director

TABLE OF CONTENTS
CHARTER FINANCIAL CORPORATION
CHARTERBANK
West Point, Georgia

TABLE OF CONTENTS
CHARTER FINANCIAL CORPORATION
CHARTERBANK
West Point, Georgia
(continued)

LIST OF TABLES
CHARTER FINANCIAL CORPORATION
CHARTERBANK
West Point, Georgia

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

CharterBank (the "Bank"), founded in 1954, is a federally-chartered stock savings bank headquartered in West Point, Georgia. The Bank operates through its administrative office in West Point, Georgia and 16 branches offices located in west-central Georgia, east-central Alabama, the Florida Panhandle and a cashless branch office maintained in the Atlanta metropolitan area. The Bank is subject to regulation and oversight by the Office of Comptroller of the Currency (the "OCC") and the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the FDIC. A map of the Bank's branch locations is included as Exhibit I-1.

Charter Financial Corporation. ("CHFN") is the federally-chartered mid-tier holding company of the Bank. CHFN owns 100% of the outstanding common stock of the Bank. Since being formed in 2001, CHFN has been engaged primarily in the business of holding the common stock of the Bank. CHFN completed its initial public offering ("IPO") in 2001, pursuant to which it sold 3,964,481 shares or 20.0% of its outstanding common stock to the public and issued 15,857,924 shares or 80.0% of its common stock outstanding to First Charter, MHC (the "MHC"), the mutual holding company parent of CHFN. In 2010 CHFN completed a secondary offering, pursuant to which it sold 4,400,000 of the MHC shares to the public and, thereby, increased the public shareholders' ownership interest to 38.6% and reduced the MHC's ownership interest to 61.4% of CHFN's common stock outstanding. The MHC and CHFN are subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board" or the "FRB"). At September 30, 2012, CHFN had total consolidated assets of $1.032 billion, deposits of $800.3 million and equity of $142.5 million, or 13.81% of total assets. CHFN's audited financial statements for the most recent period are included by reference as Exhibit I-2.

Plan of Conversion and Reorganization

On November 27, 2012, the respective Boards of Directors of the MHC and CHFN adopted the plan of conversion and reorganization (the "Plan of Conversion"), whereby the MHC will convert to stock form. As a result of the conversion, CHFN, which currently owns all of the issued and outstanding common stock of the Bank, will be succeed by a Maryland corporation with the name of Charter Financial Corporation ("Charter Financial" or the "Company"). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Charter Financial or the Company. As of September 30, 2012, the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 62.85% of the common stock (the "MHC Shares") of Charter Financial. The remaining 37.15% of Charter Financial's common stock was owned by public shareholders.

It is our understanding that Charter Financial will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Plans including the Bank's employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to the general public in a community offering and a syndicated or firm commitment underwritten offering. Upon completing the mutual-to-stock conversion and stock offering (the "second-step conversion"), the Company will be 100% owned by public shareholders, the publicly-held shares of CHFN will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC's net liabilities will be consolidated into the Company's balance sheet.

Strategic Overview

Historically, Charter Financial maintained a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base served by its branches in western Georgia and eastern Alabama. The somewhat rural nature of the western Georgia and eastern Alabama markets were viewed as limiting growth opportunities for the Company in terms of attracting retail deposits and loan generation. Accordingly, following its IPO, the Company has implemented a growth strategy of expanding into more densely populated markets through *de novo* branching and acquisitions. Implementation of these strategies has facilitated balance sheet growth sustained largely by loan growth and funded primarily by retail deposits. Since the IPO, the Company has completed the acquisition of four banks and added two *de novo* branches, which served to expand the Company's market presence along the I-85/I-185 corridor and adjacent areas anchored by Auburn, Alabama and Atlanta and Columbus, Georgia. The Company's most recent acquisition provided for expansion into the Florida Panhandle. Charter Financial's first acquisition was completed in 2003, where the Company expanded its presence in the Auburn-Opelika, Alabama market through the acquisition of Eagle Bank of Alabama. Eagle Bank had total assets of approximately $76 million. The other three acquisitions occurred more recently and were all FDIC-assisted acquisitions.

On June 26, 2009, CharterBank entered into a purchase and assumption agreement with the FDIC to acquire certain assets and assume certain liabilities of Northeast Community Bank ("NCB"), a full service commercial bank headquartered in Newman, Georgia. The Bank acquired four branches along the I-85 corridor through the NCB acquisition, one of which was subsequently closed. The Bank assumed $195.3 million of NCB's liabilities, including $181.3 million of deposits with no deposit premium paid. The Bank also acquired $202.8 million of NCB assets, including $159.9 million of loans, net of unearned income, and $17.7 million of real estate owned at a discount to book value of $26.9 million. The acquisition agreement with the FDIC included loss sharing agreements pursuant to which the FDIC will assume 80% of losses and share 80% of loss recoveries on the first $82.0 million of losses on acquired loans and real estate owned, and assume 95% of losses and share 95% of loss recoveries on losses exceeding $82.0 million.

On March 26, 2010, CharterBank entered into an acquisition agreement with the FDIC to acquire certain assets and assume certain liabilities of McIntosh Commercial Bank, ("MCB"), a full service commercial bank headquartered in Carrollton, Georgia. The Bank acquired four branches in west-central Georgia through the MCB acquisition, three of which were subsequently closed. The Bank assumed $306.2 million of MCB's liabilities, including $295.3 million of deposits with no deposit premium paid. The Bank also acquired $322.6 million of MCB assets, including $207.6 million of loans, net of unearned income, and $55.3 million of real estate owned at a discount to book value of $53.0 million. The purchase and assumption agreement with the FDIC included loss sharing agreements pursuant to which the FDIC will assume 80% of losses and share 80% of loss recoveries on the first $106.0 million of losses on acquired loans and real estate owned, and assume 95% of losses and share 95% of loss recoveries on losses exceeding $106.0 million.

On September 9, 2011, CharterBank entered into an acquisition agreement with the FDIC to acquire certain assets and assume certain liabilities of The First National Bank of Florida ("FNB"), a full service commercial bank headquartered in Milton, Florida. The Bank acquired eight branches in the Florida Panhandle through the FNB acquisition, five of which were subsequently closed. The Bank assumed $247.5 million of FNB's liabilities, including $244.7 million of deposits with no deposit premium paid. The Bank also acquired $251.8 million of FNB assets, including $185.9 million loans, net of unearned income, and $24.9 million of real estate owned at a discount to book value of $28.0 million. The purchase and assumption agreement with the FDIC included loss sharing agreements pursuant to which the FDIC will assume 80% of losses and share 80% of loss recoveries on acquired loans and real estate owned.

Pursuant to the three FDIC-assisted acquisitions, as of September 30, 2012, Charter Financial maintained $166.2 million of net loans receivable covered under the FDIC loss sharing agreements, $21.9 million of other real estate owned covered under the FDIC loss sharing agreements and $35.1 million of FDIC receivable for loss sharing agreements. Goodwill and other intangible assets resulting from the Company's acquisitions totaled $5.6 million at September 30, 2012.

Historically, the Company's lending and investment activities have facilitated maintenance of favorable credit quality measures. However, the Company experienced some deterioration in credit quality in conjunction with the 2008 national recession and resulting fallout from the financial crisis that occurred with the implosion of the housing market. Most of the increase in non-performing assets consisted of properties secured by residences and commercial real estate. Through workout strategies, loan charge-offs and the sale of other real estate owned, the Company has effectively reduced its holdings of non-performing assets since fiscal year-end 2010. Total non-performing assets declined from $21.4 million or 2.12% of total non-covered assets at September 30, 2010 to $5.6 million or 0.66% of total non-covered assets at September 30, 2012.

The Company's lending activities have emphasized the origination of 1-4 family permanent mortgage loans and commercial real estate loans, which are largely secured by properties in the states of Georgia, Florida and Alabama and, in particular, in markets that are nearby to the Company's branch locations. Commercial real estate loans represent the largest concentration of the Company's loan portfolio followed by 1-4 family permanent mortgage loans.

Growth of the 1-4 family loan portfolio has been slowed in recent years by the Company's general philosophy of selling originations of conforming, longer term fixed rate loans to the secondary market and accelerated repayments that have been experienced on the existing portfolio of 1-4 family loans. On a more limited basis, other areas of lending diversification for the Company include construction loans, consumer loans and commercial business loans.

Investments serve as a supplement to the Company's lending activities for purposes of facilitating management of interest rate risk and liquidity. Recent trends show an increase in the Company's holdings of investment securities reflecting redeployment of excess liquidity realized in connection with the FDIC-assisted acquisitions and more recently a decline in the balance of loans receivable. The Company's investment portfolio is concentrated in mortgage-backed securities ("MBS"), with the MBS portfolio primarily consisting of agency securities issued by government-sponsored enterprises ("GSEs"). To a lesser extent, the MBS portfolio includes private issue securities. Charter Financial's other investment holdings include investments in GSE bonds and municipal bonds.

Deposits generated from the retail customer base, including deposits acquired in the FDIC-assisted acquisitions, constitute the primary funding source for the Company's lending and investment activities. In recent years, the Company's deposit composition has shifted from a higher concentration of certificates of deposit ("CDs") to a higher concentration of transaction and savings account deposits. Charter Financial utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk, with the Company's utilization of borrowings generally being limited to FHLB advances.

Charter Financial's earnings base is largely dependent upon net interest income and operating expense levels, while non-interest income represents a significant source of revenues for the Company as well. In recent years, the Company's net interest margin has trended higher as interest rate spreads have increased with the decline in short-term interest rates and resulting steeper yield curve. Specifically, the Company's funding costs have decreased more rapidly relative to yields earned on less rate sensitive interest-earning assets. Additionally, the Company's interest income has been positively impacted by the realization of accretable discounts on loans purchased in the FDIC-assisted acquisitions. This source of interest income for the Company is expected to decline significantly over the next two to three years. The pay down of FHLB advances has also contributed to the lowering of the Company's funding costs. Operating expenses have increased in recent years as well, which has been mostly related to increases in salaries and employee benefits resulting from the FDIC-assisted acquisitions. Pursuant to the Company's fairly diversified operations, which includes offering financial services that do not impact asset balances, the Company's operating expenses have consistently exceeded net interest income and, thus, the ability to sustain core profitability is contingent upon sources of non-interest operating income. Revenues derived from non-interest income sources have been a consistently strong contributor to the Company's earnings, consisting mostly of service fees generated through the Company's retail banking activities, accretion on the FDIC receivable for loss sharing agreements, mortgage banking income generated through the sale and servicing of loans, income earned on bank owned life insurance ("BOLI") and brokerage commissions earned on the sale of non-deposit investment products by Charter Investment Services. The accretions of the discount recorded on the FDIC receivable into non-interest operating income is expected to decline significantly over the next two to three years, based on the estimated life of the receivable.

The Company's strategic plan is to continue to supplement organic growth with acquisitions of other financial institutions, particularly FDIC-assisted acquisitions, that will facilitate growth and increase market share in markets currently served or provide entry into nearby surrounding markets that would serve to expand the Company's franchise base. Growth of the Company's retail banking franchise is also expected to be facilitated by the high level of service and expanded product offerings that the Company is providing to the former NCB, MCB and FNB customers.

A key component of the Company's business plan is to complete a second-step conversion offering. The Company's strengthened capital position will be conducive to pursuing growth opportunities through strategic acquisitions, as well as growth of the Company's existing retail banking franchise. Also, as a fully-converted institution, the Company's greater capacity to offer stock as consideration may facilitate increased opportunities to grow through acquisition. At this time, the Company has no specific plans for expansion through acquisition.

The post-offering business plan of the Company is expected to focus on operating and growing a profitable institution through positioning Charter Financial as a full service community bank that offers both retail and commercial loan products in all of the markets served by the Company's branches. The additional capital realized from stock proceeds will increase liquidity to support funding of future loan growth and other interest-earning assets. The Company's strengthened capital position will also provide more of a cushion against potential credit quality related losses, as the Company continues to implement workout strategies to reduce the balance of non-performing assets. Charter Financial's higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, particularly through enhancing the Company's interest-earning assets/interest-bearing liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will serve to raise the level of interest-earning assets funded with equity and, thereby, reduce the ratio of interest-earning assets funded with interest-bearing liabilities as the balance of interest-bearing liabilities will initially remain relatively unchanged following the conversion, which may facilitate a reduction in Charter Financial's funding costs. The projected uses of proceeds are highlighted below.

- Charter Financial. The Company is expected to retain up to 50% of the net offering proceeds. At present, funds maintained by the Company, net of the loan to the ESOP, are expected to be invested into short-term investment grade securities and liquid funds. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of cash dividends.
- CharterBank. Approximately 50% of the net stock proceeds will be infused into the Bank in exchange for all of the Bank's stock. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth over time.

Overall, it is the Company's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Charter Financial's operations.

Balance Sheet Trends

Table 1.1 shows the Company's historical balance sheet data for the past five fiscal years. From fiscal year-end 2008 through fiscal year-end 2012, Charter Financial's assets increased at a 6.53% annual rate. The Company sustained positive asset growth from fiscal year-end 2008 through fiscal year-end 2010, which was followed by two consecutive years of asset shrinkage. Asset growth was primarily funded by deposit growth, which funded the pay down of borrowings as well. A summary of Charter Financial's key operating ratios for the past five fiscal years is presented in Exhibit I-3.

Charter Financial's loans receivable portfolio increased at an 8.50% annual rate from fiscal year-end 2008 through fiscal year-end 2012, in which loan growth was sustained from fiscal year-end 2008 through fiscal year-end 2011 followed by a decrease during fiscal year

Table 1.1
Charter Financial Corporation
Historical Balance Sheet Data

	At September 30,										9/30/08-9/30/12 Annual. Growth Rate
	2008		2009		2010		2011		2012		
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:											
Assets	$801,501	100.00%	$936,880	100.00%	$1,186,082	100.00%	$1,171,710	100.00%	$1,032,220	100.00%	6.53%
Cash and cash equivalents	14,639	1.83%	53,840	5.75%	235,639	19.87%	149,762	12.78%	108,828	10.54%	65.12%
Investment securities	277,139	34.58%	206,061	21.99%	133,183	11.23%	158,737	13.55%	189,379	18.35%	0.00%
Loans held for sale	1,292	0.16%	1,123	0.12%	2,061	0.17%	291	0.02%	2,692	0.26%	20.14%
Loans receivable, net	428,472	53.46%	552,550	58.98%	599,370	50.53%	655,028	55.90%	593,904	57.54%	8.50%
FHLB stock	13,606	1.70%	14,036	1.50%	14,071	1.19%	10,591	0.90%	5,318	0.52%	-20.93%
Bank-owned life insurance	28,916	3.61%	30,550	3.26%	31,678	2.67%	32,775	2.80%	33,832	3.28%	4.00%
Other real estate owned	2,680	0.33%	15,459	1.65%	39,268	3.31%	28,764	2.45%	24,010	2.33%	73.01%
Goodwill/Other intangibles	5,314	0.66%	5,180	0.55%	5,255	0.44%	6,153	0.53%	5,606	0.54%	1.35%
FDIC rec.for loss sharing agreements	0	0.00%	26,481	2.83%	89,825	7.57%	96,778	8.26%	35,136	3.40%	NM
Deposits	$420,175	52.42%	$597,634	63.79%	$823,134	69.40%	$911,094	77.76%	$800,262	77.53%	17.48%
FHLB advances and other borrowings	267,000	33.31%	227,000	24.23%	212,000	17.87%	110,000	9.39%	81,000	7.85%	-25.78%
						0.00%					
Equity	$102,302	12.76%	$99,345	10.60%	$136,876	11.54%	$139,416	11.90%	$142,521	13.81%	8.64%
Loans/Deposits		101.97%		92.46%		72.82%		71.89%		74.21%	
Full Service Banking Offices Open	10		14		16		18		16		

(1) Ratios are as a percent of ending assets.

Sources: Charter Financial's prospectus, audited and unaudited financial statements and RP Financial calculations.

2012. Acquisition related loan growth contributed to a large portion of the Company's loan growth from fiscal year-end 2008 through fiscal year-end 2011, as the balance of net covered loans receivable increased from zero at fiscal year-end 2008 to $235.0 million at fiscal year-end 2011. The Company's net non-covered loans receivable balance increased from $428.5 million at fiscal year-end 2008 to a peak balance of $462.8 million at fiscal year-end 2009 followed by two years of decline to $420.0 million at fiscal year-end 2011. Loan growth resumed for the Company during fiscal 2012, which was more than offset by a reduction in the balance of covered loans. As of September 30, 2012, the Company maintained net loans receivable balances of $427.7 million on non-covered loans and $166.2 million on covered loans. Overall, the Company's higher loan growth rate compared to its asset growth rate provided for an increase in the loans-to-assets ratio from 53.5% at fiscal year-end 2008 to 57.5% at fiscal year-end 2012. The Company also maintained $2.7 million of loans held for sale at fiscal year-end 2012, equal to 0.3% of assets.

Loan growth since fiscal year-end has been primarily sustained by growth of commercial real estate loans, which constitute the largest concentrations of both the non-covered and covered loan portfolios. Please note, loan balances at fiscal year-end 2012 excludes accretable discounts, allowance for loan losses on non-covered loans, and net deferred loan fees on both covered and non-covered loans. Non-covered commercial real estate loans increased from $222.0 million or 50.8% of total loans at fiscal year-end 2008 to $251.4 million or 40.8% of total loans at fiscal year-end 2012, while the balance of covered commercial real estate loans increased from zero at fiscal year-end 2008 to $142.7 million or 23.1% of total loans at fiscal year-end 2012. The second largest loan concentration of the Company's loan portfolio has been 1-4 family permanent mortgage loans, with the balance of non-covered 1-4 family loans declining from $138.2 million or 31.6% of total loans at fiscal year-end 2008 to $105.5 million or 17.1% of total loans at fiscal year-end 2012. Covered 1-4 family loans equaled $13.0 million or 2.1% of total loans at fiscal year-end 2012, versus a zero balance at fiscal year-end 2008. The decrease in the concentration of 1-4 family loans comprising the Company's loan portfolio was due a decrease in the balance of 1-4 family loans, as well as growth of other types of loans. Other areas of lending diversification of for the Company include construction loans, commercial business loans and consumer loans, which have had relatively stable balances over the past five years and, therefore, have declined as a percent of total loans outstanding. As of September 30, 2012, the Company held non-covered construction loans of $45.4 million or 7.4% of total loans, non-covered commercial business loans of $16.6 million or 2.7% of total loans and non-covered consumer loans of $18.1 million or 2.9% of total loans. Comparatively, as of September 30, 2012, covered construction loans equaled $1.3 million or 0.2% of total loans, covered commercial business loans equaled $17.6 million or 2.9% of total loans and covered consumer loans equaled $4.8 million or 0.8% of total loans.

The intent of the Company's investment policy is to provide adequate liquidity, to provide collateral for pledging requirements and to generate a favorable return within the context of supporting overall credit and interest rate risk objectives. Over the past five fiscal years, the Company's balance of investment securities ranged from a low of $133.2 million or 11.2% of assets at fiscal year-end 2010 to a high of $277.1 million or 34.6% of assets at fiscal year-end 2008. As September 30, 2012, the total size of the investment portfolio was $189.4 million or 18.4% of assets. Investment securities held b the Company at September 30, 2012 included $161.2 million of MBS, $11.6 million of municipal bonds and $16.6 million of GSE bonds. The MBS portfolio consisted of $137.8 million of GSE participation certificates, $9.1 million of GSE collateralized mortgage-backed securities and $14.3 million of private-label mortgage securities. All investment securities are maintained as available-for-sale ("AFS"), with the portfolio showing an unrealized gain of $308,000 at September 30, 2012. Exhibit I-4 provides historical detail of the Company's investment portfolio. Other investments held by the Company at September 30, 2012 consisted of $5.3 million of FHLB stock. The Company also held cash and cash equivalents amounting to $108.8 million or 10.5% of assets at September 30, 2012.

The Company also maintains an investment in bank-owned life insurance ("BOLI") policies, which covers the lives of certain executives and directors of the Company. The purpose of the investment is to provide funding for the benefit plans of the covered individuals. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of September 30, 2012, the cash surrender value of the Company's BOLI equaled $33.8 million or 3.3% of assets.

As of September 30, 2012, the balance of the FDIC receivable for loss sharing agreements equaled $35.1 million or 3.4% of assets, versus a comparable balance of $96.8 million or 8.3% of assets at fiscal year-end 2011. The Company will review and update the fair value of the asset prospectively as loss estimates related to covered loans and other real estate owned change.

Over the past five fiscal years, Charter Financial's funding needs have been addressed through a combination of deposits, borrowings and internal cash flows. From fiscal year-end

2008 through fiscal year-end 2012, the Company's deposits increased at a 17.5% annual rate. Deposit growth was sustained from fiscal year-end 2008 through fiscal year-end 2011, with a large portion of the growth derived from the deposits acquired in the FDIC-assisted acquisitions. Total deposits increased from $420.2 million or 52.4% of assets at fiscal year-end 2008 to $911.1 million or 77.8% of assets at fiscal year-end 2011 and then declined to $800.3 million or 77.5% of assets at fiscal year-end 20212. Most of the decline in deposits during fiscal year 2012 consisted of maturing CDs, as the Company elected not to match higher rates offered in the marketplace to facilitate deposit run-off of deposits that were earning relatively high rates. Transaction and savings account deposits currently constitute the largest concentration of the Company's deposits and have been the primary source of deposit growth in recent years.

Borrowings serve as an alternative funding source for the Company to address funding needs for growth and to support management of deposit costs and interest rate risk. From fiscal year-end 2008 through fiscal year-end 2012, borrowings decreased at an annual rate of 25.8%. Overall, borrowings decreased from $267.0 million or 33.3% of assets at fiscal year-end 2008 to $81.0 million or 7.9% of assets at fiscal year-end 2012. Borrowings held by the Company at September 30, 2012 consisted entirely of FHLB advances.

The Company's equity increased at an 8.6% annual rate from fiscal year-end 2008 through fiscal year-end 2012, with most of the growth realized during fiscal 2010 in connection with the completion of a secondary offering of minority stock which raised gross proceeds of approximately $34 million. Overall, the Company's equity increased from $102.3 million or 12.8% of assets at fiscal year-end 2008 to $142.5 million or 13.8% of assets at fiscal year-end 2012. The Company maintained goodwill and other intangible assets of $5.6 million at September 30, 2012, resulting in a tangible equity-to-assets ratio of 13.3% at fiscal year-end 2012. The Bank maintained capital surpluses relative to all of its regulatory capital requirements at September 30, 2012. The addition of stock proceeds will serve to strengthen the Company's capital position, as well as support growth opportunities. At the same time, the significant increase in Charter Financial's pro forma capital position will initially depress its ROE.

Income and Expense Trends

Table 1.2 shows the Company's historical income statements for the past five fiscal years. The Company's reported earnings over the past five fiscal years ranged from $2.3 million or 0.22% of average assets during fiscal 2011 to $10.5 million or 1.16% of average

Table 1.2
Charter Financial Corporation
Historical Income Statements

	For the Fiscal Year Ended September 30,									
	2008		2009		2010		2011		2012	
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest income	$46,377	5.09%	$40,340	4.79%	$49,959	4.74%	$45,786	4.46%	$48,101	4.48%
Interest expense	(26,771)	-2.94%	(22,599)	-2.68%	(22,758)	-2.16%	(15,228)	-1.48%	(10,589)	-0.99%
Net interest income	$19,606	2.15%	$17,741	2.11%	$27,201	2.58%	$30,558	2.98%	$37,512	3.48%
Provision for loan losses	(3,250)	-0.36%	(4,550)	-0.54%	(6,220)	-0.59%	(2,900)	-0.28%	(4,502)	-0.42%
Net interest income after provisions	$16,356	1.79%	$13,191	1.57%	$20,981	1.99%	$27,658	2.70%	$33,010	3.07%
Other operating income	$6,947	0.76%	$7,082	0.84%	$9,998	0.95%	$9,403	0.92%	$11,433	1.06%
Operating expense	(20,128)	-2.21%	(21,646)	-2.57%	(27,603)	-2.62%	(32,364)	-3.15%	(37,616)	-3.50%
Net OREO expense	(19)	0.00%	(801)	-0.10%	(2,683)	-0.25%	(1,341)	-0.13%	($2,145)	-0.20%
CDI amortization	(137)	-0.02%	(134)	-0.02%	(183)	-0.02%	(237)	-0.02%	(547)	-0.05%
Net operating income	$3,019	0.33%	($2,308)	-0.27%	$510	0.05%	$3,119	0.30%	$4,135	0.38%
Non-Operating Income/(Losses)										
Net impairment losses recognized in earnings	-	0.00%	-	0.00%	($2,527)	-0.24%	($2,296)	-0.22%	($273)	-0.03%
Gain on securities available for sale	9,518	1.04%	2,161	0.26%	899	0.09%	774	0.08%	940	0.09%
(Loss)/gain on sale of other assets held for sale	-	0.00%	2,086	0.25%	-	0.00%	(349)	-0.03%	(146)	-0.01%
Impairment loss on equity security	-	0.00%	-	0.00%	(1,000)	-0.09%	-	0.00%	-	0.00%
Gain on sale of loans	762	0.08%	682	0.08%	797	0.08%	656	0.06%	962	0.09%
Gain on operations of covered call program	1,723	0.19%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Acquisition gain	-	0.00%	-	0.00%	9,343	0.89%	1,095	0.11%	-	0.00%
Net non-operating income(loss)	$12,003	1.32%	$4,929	0.58%	$7,512	0.71%	($120)	-0.01%	$1,483	0.14%
Net income before tax	$15,022	1.65%	$2,621	0.31%	$8,022	0.76%	$2,999	0.29%	$5,618	0.52%
Income tax provision	(4,491)	-0.49%	(306)	-0.04%	(2,087)	-0.20%	(694)	-0.07%	(639)	-0.06%
Net income (loss)	$10,531	1.16%	$2,315	0.27%	$5,935	0.56%	$2,305	0.22%	$4,979	0.46%
Adjusted Earnings										
Net income	$10,531	1.16%	$2,315	0.27%	$5,935	0.56%	$2,305	0.22%	$4,979	0.46%
Add(Deduct): Non-operating income	(12,003)	-1.32%	(4,929)	-0.58%	(7,512)	-0.71%	120	0.01%	(1,483)	-0.14%
Tax effect (2)	4,561	0.50%	1,873	0.22%	2,855	0.27%	(46)	0.00%	564	0.05%
Adjusted earnings	$3,089	0.34%	($741)	-0.09%	$1,278	0.12%	$2,379	0.23%	$4,060	0.38%
Expense Coverage Ratio (3)	0.97x		0.79x		0.89x		0.90x		0.93x	
Efficiency Ratio (4)	75.87%		90.43%		81.42%		84.34%		81.50%	

(1) Ratios are as a percent of average assets.
(2) Assumes a 38.0% effective tax rate.
(3) Expense coverage ratio calculated as net interest income before provisions for loan losses divided by operating expenses.
(4) Efficiency ratio calculated as operating expenses divided by the sum of net interest income before provisions for loan losses plus other income (excluding net gains).

Sources: Charter Financial's prospectus, audited & unaudited financial statements and RP Financial calculations.

assets during fiscal 2008. During fiscal 2012, the Company reported net income of $5.0 million or 0.46% of average assets. Net interest income and operating expenses represent the primary components of the Company's earnings, while non-interest operating income is also a significant contributor to the Company's earnings. Loan loss provisions and non-operating items have had a varied impact on the Company's earnings over the past five fiscal years.

Over the past five fiscal years, the Company's net interest income to average assets ratio has increased significantly, ranging from a low of 2.11% during fiscal 2009 to a high of 3.48% during fiscal 2012. The positive trend in the Company's net interest income ratio since fiscal 2009 reflects the favorable impact that the decline in short-term interest rates and resulting steeper yield curve has had on the Company's interest rate spreads. The realization of accretable discounts on loans purchased in the FDIC-assisted acquisitions, an increase in the concentration of comparatively lower costing transaction account deposits comprising deposits, the pay down of relatively higher costing borrowings and the increase in the concentration of higher yielding types of loans comprising the loan portfolio have also contributed to the improvement in the Company's net interest rate spread. The Company's interest rate spread increased from 2.08% during fiscal 2009 to 4.12% during fiscal 2012. The Company's net interest rate spreads and yields and costs for the past five fiscal years are set forth in Exhibit I-3 and Exhibit I-5.

Non-interest operating income has been a fairly notable contributor to the Company's earnings over the past five fiscal years, ranging from a low of 0.76% of average assets during fiscal 2008 to a high of 1.06% of average assets during fiscal 2012. Non-interest operating income consists mostly of service fees generated through the Company's retail banking activities, accretion of the FDIC receivable for loss sharing agreements, mortgage banking income generated through the sale and servicing of loans, income earned on BOLI and brokerage commissions earned on the sale of non-deposit investment products by Charter Investment Services.

Operating expenses represent the other major component of the Company's earnings, ranging from a low of 2.23% of average assets during fiscal 2008 to a high of 3.75% of average assets during fiscal 2012. The upward trend in the Company's operating expense ratio has been mostly related to the increase in operating expenses resulting from the FDIC-assisted acquisitions, particularly with respect to increases in compensation and employee benefits expenses, occupancy expenses and other real estate owned expenses. The higher staffing needs associated with the Company's relatively diversified operations into areas that generate non-interest operating income and asset shrinkage during the past two fiscal years were also factors that contributed to the relatively high operating expense ratio maintained during fiscal 2012. As of September 30, 2012, the Company's ratio of assets per full time equivalent employee equaled $3.5 million, versus $5.8 million for all publicly-traded thrifts.

Overall, the general trends in the Company's net interest margin and operating expense ratio since fiscal 2008 reflect a slight decrease in core earnings, as indicated by the Company's expense coverage ratio (net interest income divided by operating expenses). Charter Financial's expense coverage ratio equaled 0.97 times during fiscal 2008, versus a ratio of 0.93 times during fiscal 2012. The slight decrease in the expense coverage ratio resulted from a more significant increase in the operating expense ratio compared to the increase in the net interest income ratio. Similarly, Charter Financial's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 75.87% for fiscal 2008 was slightly less favorable than its efficiency ratio of 81.50% for fiscal 2012.

Over the past five fiscal years, loan loss provisions established by the Company ranged from 0.36% of average assets during fiscal 2008 to 0.59% of average assets during fiscal 2010. For fiscal 2012, the Company established loan loss provisions of $4.5 million or 0.42% of average assets. The higher loan provisions established during fiscal 2010 was in part related to an increase in net charge-offs recorded on the non-covered loan portfolio. As of September 30, 2012, the Company maintained valuation allowances of $8.2 million, equal to 1.87% of total non-covered loans and 237.67% of non-performing loans. Exhibit I-6 sets forth the Company's loan loss allowance activity during the past five fiscal years.

Non-operating income and losses have fluctuated somewhat over the past five fiscal years, ranging from a non-operating loss of $120,000 or 0.01% of average assets during fiscal 2011 to non-operating income of $12.0 million or 1.32% of average assets during fiscal 2008. The non-operating loss reported during fiscal 2011 was mostly attributable to net impairment losses on investment securities recognized in earnings, which amounted to $2.3 million. The relatively high level of net non-operating income reported during fiscal 2008 was mostly attributable to a $9.6 million gain of the sale of Freddie Mac stock. For fiscal 2012, the Company reported non-operating income of $1.5 million or 0.14% of average assets. Non-operating income and losses for fiscal 2012 included $273,000 of net impairment losses on investment securities recognized in earnings, a $940,000 gain on securities available for sale, a $146,000 loss on sale of other assets held for sale and a $962,000 gain on sale of loans. Loan sale gains reflect the sale of fixed rate 1-4 family loan originations to the secondary market for purposes of interest rate risk management and, therefore, represent an ongoing activity for the Company. Comparatively, the other components of the Company's non-operating income and losses are viewed as non-recurring items. However, gains realized through secondary market activities are subject to a certain degree of volatility as well, given the dependence of such gains on the interest rate environment and the strength of the regional housing market.

The Company's effective tax rate ranged from 11.37% for fiscal 2012 to 29.90% for fiscal 2008. As set forth in the prospectus, the Company's marginal effective tax rate is 38.00%.

Interest Rate Risk Management

The Company's balance sheet is currently asset-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be positively affected during periods of rising and higher interest rates. However, in recent years, the Company's net interest margin has benefited from interest rate trends, which has provided for a steeper yield curve as the result of a decline in short-term interest rates. As of September 30, 2012, an analysis of the Company's net portfolio value ("NPV"), defined as the present value of an institution's assets and liabilities, indicated that a 2.0% instantaneous increase, permanent and parallel change in interest rates at all maturities would result in a 5.6% increase in Charter Financial's NPV. (see Exhibit I-7).

The Company pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Company manages interest rate risk from the asset side of the balance sheet through investing in securities with varied terms to maturity, maintaining all investments as available for sale, selling originations of fixed rate, 30 year, conforming 1-4 family loans and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consists primarily of adjustable rate loans or shorter term fixed rate loans. As of September 30, 2012, of the Company's total loans due after September 30, 2013, ARM loans comprised 66.9% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing FHLB advances with laddered terms that extend out beyond five years and emphasizing growth of lower costing and less interest rate sensitive transaction and savings account deposits. Transaction and savings account deposits comprised 57.0% of the Company's deposits at September 30, 2012.

The infusion of stock proceeds will serve to further limit the Company's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Company's capital position will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

The Company's lending activities have emphasized the origination of commercial real estate loans and 1-4 family permanent mortgage loans, which constitute the largest concentrations of the Company's loan portfolio. While the origination of 1-4 family permanent mortgage loans continues to be a significant lending activity for the Company, the concentration of 1-4 family loans held in the portfolio has declined in light of the Company's current philosophy of selling fixed rate, 30 year, conforming loan originations to the secondary market. Other areas of lending diversification for the Company include real estate construction loans, commercial business loans and consumer loans. Going forward, the Company's lending strategy is expected to remain consistent with recent historical trends. Accordingly, commercial real estate lending will continue to be the Company's primary area of lending emphasis, pursuant to which the Company will seek to establish full service community banking relationships with its commercial loan customers through offering a full range of loan products that can be packaged with lower cost commercial deposit products. The Company's general lending philosophy has been to limit its lending activities to local and familiar markets. Exhibit I-9 provides historical detail of Charter Financial's loan portfolio composition over the past five fiscal years. Exhibit I-10 provides the contractual maturity of the Company's loan portfolio by loan type as of September 30, 2012.

Commercial Real Estate Loans. Commercial real estate lending is a primary area of lending emphasis for the Company, in which the Company's lending strategy going forward will be to pursue additional growth of the portfolio. Growth of the commercial real estate loans portfolio is expected to be facilitated by the expansion of the Company's lending markets that was realized through the FDIC-assisted acquisitions. Charter Financial originates commercial real estate loans up to a maximum loan-to-value ("LTV") ratio of 85.0% and requires a minimum debt-coverage ratio of 1.15 times. Commercial real estate loans are offered as fixed rate loans or adjustable rate loans tied to the prime interest rate as published in *The Wall Street Journal*. Fixed rate loans are offered for terms of up to 15 years; however in prior years the Company originated fixed rate loans with 20 year terms. Commercial real estate loans are generally secured by properties in the states of Georgia, Alabama or Florida and include office buildings, hotels, strip shopping centers, warehouses/distribution facilities, convenience stores and apartment buildings. As of September 30, 2012, the Company's outstanding balance of non-covered commercial real estate loans totaled $251.4 million or 57.5% of total non-covered loans. As of September 30, 2012, the Company's outstanding balance of commercial real estate loans covered by FDIC loss sharing agreements totaled $142.7 million or 79.5% of total covered loans.

1-4 Family Residential Loans. Charter Financial offers both fixed rate and adjustable rate 1-4 family permanent mortgage loans, which are substantially secured by properties in Georgia, Alabama and Florida. Loans are underwritten to secondary market guidelines, as the Company's current philosophy has been to sell most originations of fixed rate, 30 year, conforming loans into the secondary market. Loans are generally sold on a servicing released basis. ARM loans offered by the Company have initial repricing terms of one, three, five or seven years and then generally reprice annually for the balance of the loan term. ARM loans are indexed to the monthly average yield on U.S. Treasury securities, the prime interest rate as published in *The Wall Street Journal* or LIBOR. Fixed rate loans are generally offered for terms of 15 or 30 years. As of September 30, 2012, the Company's outstanding balance of non-covered 1-4 family permanent mortgage loans totaled $105.5 million or 24.1% of total non-covered loans. As of September 30, 2012, the Company's outstanding balance of 1-4 family permanent loans covered by FDIC loss sharing agreements totaled $13.0 million or 7.3% of total covered loans.

Construction and Development Loans. Construction loans originated by the Company consist primarily of loans to finance the construction of 1-4 family residences and, to a lesser extent, multi-family and non-residential properties. The Company is currently largely inactive in the origination of development loans or loans for the purchase of building lots. The Company's construction lending include both speculative loans that are extended to experienced builders in the Company's market area and pre-sold loans to pre-approved local builders and construction/permanent loans to property owners that are converted to permanent loans at the end of the construction phase. The number of speculative loans the Company will extend to a builder at one time depends upon the financial strength and credit history of the builder. As of

September 30, 2012, the Company's outstanding balance of non-covered construction loans totaled $45.4 million or 10.4% of total non-covered loans. As of September 30, 2012, the Company's outstanding balance of construction loans covered by FDIC loss sharing agreements totaled $1.3 million or 0.7% of total covered loans.

Commercial Business Loans. The commercial business loan portfolio is generated through extending loans to businesses operating in the local market area. Commercial business loans offered by the Company are generally limited to terms of five years or less. The Company typically collateralizes commercial business loans with a lien on commercial real estate, or, in some cases, with a lien on business assets. The Company also generally requires the personal guarantee of the business owner. As of September 30, 2012, the Company's outstanding balance of non-covered commercial business loans totaled $16.6 million or 3.8% of total non-covered loans. As of September 30, 2012, the Company's outstanding balance of commercial business loans covered by FDIC loss sharing agreements totaled $17.6 million or 9.8% of total covered loans.

Consumer Loans. Home equity lines of credit and second mortgage loans constitute the largest portion of the Company's consumer loan portfolio, which also includes loans on deposit, automobile loans and various other installment loans. Second mortgage loans are originated as either fixed rate or adjustable rate loans, while home equity lines of credit are tied to the prime rate as published in *The Wall Street Journal*. The Company will originate second mortgage loans and home equity lines of credit up to a maximum LTV ratio of 80.0%, inclusive of other liens on the property. Installment loans offered by the Company are generally limited to terms of five years or less. As of September 30, 2012, the Company's outstanding balance of non-covered consumer loans totaled $18.1 million or 4.1% of total non-covered loans and included $14.0 million of home equity lines of credit and second mortgage loans. As of September 30, 2012, the Company's outstanding balance of consumer loans covered by FDIC loss sharing agreements totaled $4.8 million or 2.7% of total covered loans.

Asset Quality

The Company's lending emphasis on lending in local and familiar markets generally supported maintenance of relatively favorable credit quality measures. However, the recession and the bursting of the housing bubble in 2008 had a particularly adverse impact on the Company's lending markets, pursuant to which the Company experienced an increase in non-performing assets. Over the past five fiscal years, Charter Financial's balance of non-performing assets ranged from a high of 2.16% of non-covered assets at fiscal year-end 2009 to a low of 0.66% of non-covered assets at fiscal year-end 2012. Most of the reduction in the non-performing assets ratio occurred during fiscal 2012, as the Company's balance of non-performing loans declined from $11.7 million at fiscal year-end 2011 to $3.4 million at fiscal year-end 2012 and the balance of other real estate owned declined from $4.1 million at fiscal year-end 2011 to $2.1 million at fiscal year-end 2012. As shown in Exhibit I-11, the Company's largest concentration of non-performing loans at September 30, 2012 consisted of $2.0 million of non-accruing 1-4 family permanent mortgage loans. The Company's largest concentration of other real estate owned at September 30, 2012 consisted of $1.2 million of commercial real estate. Other real estate owned covered under FDIC loss sharing agreements totaled $21.9 million at September, 30, 2012.

To track the Company's asset quality and the adequacy of valuation allowances, Charter Financial has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Classified assets are reviewed regularly by senior management and the Board. Pursuant to these procedures, when needed, the Company establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of September 30, 2012, the Company maintained allowance for loan losses of $8.2 million, equal to 1.87% of non-covered loans outstanding, net of loans held for sale, and 237.67% of non-performing loans.

Funding Composition and Strategy

Deposits have consistently served as the Company's primary funding source and at September 30, 2012 deposits accounted for 90.8% of Charter Financial's total deposit and borrowing funding composition. Exhibit I-12 sets forth the Company's deposit composition for the past three fiscal years. Transaction and savings account deposits constituted 53.7% of average total deposits for fiscal 2012, as compared to 37.3% of average total deposits for fiscal 2010. The increase in the concentration of core deposits comprising total deposits was realized through growth of core deposits and a decline in CDs. Most of the growth of core deposits has consisted of Demand and NOW account deposits. Demand and NOW account deposits comprised 32.0% of average total deposits and 59.7% of average core deposits during fiscal 2012.

The balance of the Company's deposits consists of CDs, which comprised 46.3% of average total deposits during fiscal 2012 compared to 62.7% of average total deposits during fiscal 2010. CDs with scheduled maturities of one year or less comprised 62.6% of the Company's CDs at September 30, 2012. Exhibit I-13 sets forth the maturity schedule of the Company's CDs as of September 30, 2012. As of September 30, 2012, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $177.9 million or 51.7% of total CDs and included $19.2 million of wholesale CDs consisting of brokered deposits and deposits from other financial institutions. The total balance of wholesale CDs held by the Company at September 30, 2012 equaled $20.9 million.

Borrowings serve as an alternative funding source for the Company to facilitate management of funding costs and interest rate risk. Borrowings utilized by the Company have predominantly consisted of FHLB advances. As of September 30, 2012, the balance of FHLB advances totaled $81.0 million. FHLB advances held by the Company had laddered maturities extending out beyond five years and had a weighted average interest rate of 4.05% at September 30, 2012. Exhibit I-14 provides further detail of the Company's borrowings activities during the past three fiscal years.

Other Activities

Charter Investment Services, which is a division of CharterBank, offers brokerage and investment advisory services through an affiliation with MidSouth Capital, Inc.

Legal Proceedings

The Company is not currently party to any pending legal proceedings that the Company's management believes would have a material adverse effect on the Company's financial condition, results of operations or cash flows.

II. MARKET AREA ANALYSIS

Introduction

Headquartered in West Point Georgia, Charter Financial serves west-central Georgia, east-central Alabama and the Florida Panhandle through the administrative office and 15 full service branch offices. The Company also operates a cashless branch office in Norcross, Georgia, which is in Gwinnett County and is part of the Atlanta metropolitan area. As shown below, the Company's maintains a presence in five Georgia counties, two Alabama counties and two Florida counties. Exhibit II-1 provides information on the Company's office facilities.

Georgia Markets	No. of Branches
Carroll County	1
Coweta County	2
Fayette County	1
Gwinnett County	1
Troup County	4
Alabama Markets	
Chambers County	1
Lee County	3
Florida Markets	
Escambia County	1
Santa Rosa County	2
Total Branches	16

Future growth opportunities for Charter Financial depend on the future growth and stability of the local and regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been examined to help determine the growth potential that exists for the Company, the relative economic health of the Company's market area, and the resultant impact on value.

National Economic Factors

The future success of the Company's operations is partially dependent upon various national and local economic trends. In assessing national economic trends over the past few quarters, economic data for the first month of 2012 generally reflected an improving economy. Manufacturing activity increased in January, marking the 30th straight month of increased factory activity. January non-manufacturing activity showed a healthy increase as well. Employers added 243,000 jobs in January, which was more than expected, and the unemployment rate for January declined to 8.3%. The January unemployment rate was the lowest rate since February 2009. Retail sales were up slightly in January and industrial production was unchanged in January, with both readings falling short of expectations. Residential construction was up 1.5% in January, but remained low by historical standards. Sales of existing homes also rose in January, while new home sales were down slightly in January but higher than a year ago. February data generally pointed towards an improving economy, as employment showed solid growth for the third straight month. The February unemployment rate held steady at 8.3%. The service industry grew at its fastest pace in a year in February, while manufacturing activity continued to expand in February as well but at a slower rate compared to January. February retail sales were up 1.1% from January, the biggest jump in five months. New and existing home sales declined in February and residential construction was down as well in February, but permits for new residential construction in February climbed to their highest level since October 2008. The pace of manufacturing activity picked up steam in March, while service sector activity expanded at a slower rate in March. Employers added 120,000 jobs in March, which was far less than expected, and the March unemployment rate dropped to 8.2%. Retail sales showed a healthy increase in March, which was believed to be supported by recent job growth and unseasonably mild weather throughout most regions of the U.S. Housing data for March was somewhat mixed, but, in general, the recovery for the housing market remained slow and uneven. New home construction was down in March, while permits for future building reached their highest level since September 2008. Similarly, sales of existing homes declined in March, but pending home sales of existing homes were up in March. Prices of single-family homes were down 2% in the first quarter compared to the fourth quarter of 2011. First quarter GDP increased at a 1.9% annual rate, versus a 3.0% annual growth rate in the fourth quarter and below expected growth of 2.5%.

Manufacturing activity accelerated in April 2012, while April service sector activity expanded at a slightly lower rate in April. Employment data for April showed a decrease in hiring for a second straight month, although the April unemployment rate still fell to 8.1%. Retail sales rose a modest 0.1% in April and the index of leading economic indicators slipped 0.1% in April, which along with the disappointing job growth in April heightened concerns that the recovery in U.S. economy was slowing down. Housing data for April continued to point towards a gradual recovery in the housing market, as sales of new and existing homes both increased in April. The May employment report showed less than expected job growth of 69,000 jobs added during the month and the U.S. unemployment rate ticked up to 8.2% in May. Retail sales, excluding cars and auto parts, declined in May, with most of the decline attributable to falling gas prices. Increases in single-family housing starts and new home sales provided further evidence that the housing market was on the mend, although existing home sales declined in May. Comparatively, the manufacturing sector started to show signs of slowing down, as manufacturing activity contracted in June for the first time since July 2009. Service sector activity continued to expand in June, but at a slower rate compared to May. A third straight monthly drop in retail sales during June added to concerns that that U.S. economy was stalling. Only 80,000 jobs were added in June by U.S. employers and the June unemployment rate remained at 8.2%. While construction of new homes continued to rise in June, sales of new and existing homes were lower in June compared to May. Home prices rose 7% in the second quarter from the first quarter, which was the largest quarterly increase in seven years. Second quarter GDP growth further hinted at a slowdown in economic growth, declining to an annual growth rate of 1.3%,

Job growth picked up in July 2012, as 163,000 were added in July. However, the July unemployment rate increased to 8.3%. Manufacturing activity contracted for a second month in a row during July, while service sector activity continued to expand in July. Retail sales were up in July and July sales of new and existing homes increased as well, although housing starts declined in July. The trend of a decline in manufacturing activity and an increase in service sector activity continued during August. Employers added 96,000 jobs during August, which was less than expected. The U.S. unemployment rate for August edged down to 8.1%. August housing data showed more signs that the housing market was turning the corner, with home sales and home construction rising to their highest levels in more than two years. Comparatively, new home sales declined slightly in August. For the first time since May manufacturing activity expanded in September, while expansion in service sector activity gained momentum in September. U.S. employers created an additional 114,000 jobs in September, which was in line with expectations. However, the September unemployment rate unexpectedly dropped to a 44-month low of 7.8%. Residential home construction was up strongly in September, with the pace of new home construction reaching its highest level in four years. New home sales were also up in September, while existing home sales declined slightly in

September. Third quarter GDP showed slightly stronger growth compared to the second quarter, increasing at a 2.0% annual growth rate (subsequently revised to 2.7%).

Expansion in manufacturing activity increased slightly during October 2012, while the pace of expansion in the service sector declined slightly in October. The October employment report showed an increase of 171,000 new jobs, although the unemployment rate for October edged up to 7.9%. New home construction continued to rebound in October. Other signs that the recovery in the housing market was gaining momentum included a 2.1% increase in existing home sales in October from September and the median home price was up 11.1% in October compared to a year ago, as the inventory of houses for sale continued to shrink. Retail sales declined slightly in October from September, which was believed to be partly related to Hurricane Sandy.

In terms of interest rates trends over the past few quarters, long-term Treasury yields remained fairly stable during the first half of January 2012 and then declined on more signs of weaker than expected economic growth and Standard & Poor's downgrade of France's debt along with eight other euro-zone countries. Low inflation reflected in the December wholesale and retail prices, along with the Federal Reserve's announcement to keep rates low at least through 2014, helped to keep long-term Treasury yields near historic lows through the end of January. Data that generally showed an improving economy in January, including a better-than-expected jobs report for January, pushed Treasury yields slightly higher in early-February with the yield on the 10-year Treasury edging slightly above 2.0%. However, investors moved back into the safety of U.S. Treasury bonds heading into mid-February, reflecting renewed fears of a Greek default and a drop in consumer confidence during February. Long-term Treasury yields edged higher in mid-February, as investors reacted to news of higher consumer prices in January including an increase in "core" consumer prices. The interest rate environment remained fairly stable through the end of February and into early-March. Investors moved out of Treasury bonds in mid-March, pushing yields to their highest level since October 2011, as signs of an improving economy reduced prospects for another round of bond buying by the Federal Reserve.

Treasury yields edged lower at the start of the second quarter of 2012, as the 10-year Treasury revisited 2.0% yields in mid-April. A weaker than expected employment report for March and mounting concerns about Europe's debt problems were noted factors that pushed investors back into U.S. bonds. Interest rates stabilized through the second half of April, with the yield on the 10-year Treasury remaining slightly below 2.0% for the balance of April. The late-April meeting of the Federal Reserve concluded with a reaffirmation of their plan to keep short-term interest rates near zero until late-2014 to support economic growth. Disappointing job growth reflected in the April employment data pushed Treasury yields lower in early-May. The downward trend in interest rates continued into mid-May, as investors were attracted to the safety of Treasury bonds amid concerns that Greece was edging closer to an exit from the euro. Interest rate stabilized going into late-May, which was followed by a decline in long-term Treasury yields in late-May and at the start of June. Europe's intensifying debt woes and the weaker-than anticipated job growth reflected in the May employment report were noted factors that pushed the 10-year Treasury yield to historic lows, with the 10-year Treasury note yielding 1.47% on June 1, 2012. Long-term Treasury yields edged high going into mid-June and then stabilized for the balance of the month, as the Federal Reserve announced that it would expand its program targeted to drive down long-term interest rates ("Operation Twist") through the end of the year.

More signs of a slowing economy pushed interest rates lower at the start of the third quarter of 2012. Ten-year Treasury yields dropped to record lows in late-July, amid ongoing concerns about Europe's debt crisis. Long-term Treasury yields increased slightly in late-July and into the first half of August, as the Federal Reserve concluded its early-August meeting leaving its target interest rate unchanged and indicated that it would launch a new round of stimulus if the economic outlook did not improve. Following a slight decline during the second half of August, interest rates stabilized in early-September and then bumped up in mid-September on the Federal Reserve's announcement that it was launching a new program to spur the economy through open-ended commitments to buy mortgage-backed securities. Long-term Treasury yields stabilized in the second half of September and remained relatively stable throughout October and into early-November. Heightened concerns about the "fiscal cliff" and more bad economic news out of Europe pushed interest rates lower following the Presidential election. The 10-year Treasury edged below 1.60% in mid-November, as the 0.1% increase in the October CPI implied inflation pressures eased in October which was helped by a decline in gas prices. Interest rates remained fairly stable heading into late-November, reflecting uncertainty on the outcome of U.S. budget talks and the looming "fiscal cliff". As of November 23, 2012, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 0.19% and 1.70%, respectively, versus comparable year ago yields of 0.12% and 1.89%. Exhibit II-2 provides historical interest rate trends.

Based on the consensus outlook of economists surveyed by The Wall Street Journal in early-November 2012, economic growth is expected to increase slightly in 2013 compared to 2012. The economists forecasted GDP growth of 2.4% for 2013 compared to 1.8% for 2012. Most of the economists expect that the unemployment rate will be at 7.8% in June 2013 and, on average, 157,000 jobs will be added per month over the next year. On average, the economists did not expect the Federal Reserve to begin raising its target rate until 2014 at the earliest and the 10-year Treasury yield is forecasted to equal 2.12% in June 2013. The surveyed economists also forecasted home prices and housing starts would increase slightly in 2013.

Market Area Demographics

The following section presents demographic details regarding Charter Financial's market area. Demographic and economic growth trends, measured by changes in population, number of households, per capita income and median household income, provide key insight into the health of the Company's market area (see Table 2.1). Demographic statistics reflect that the markets in the Valley area, where the Company has historically been based (i.e., Troup County, Georgia and Chambers County, Alabama), possesses small population bases (a population of 68,000 for Troup County and 34,000 for Chambers County). Moreover, population growth in these markets where the Company maintains a significant portion of its retail deposit base has been limited.

In view of the foregoing, the Company has pursued expansion outside of the Valley area into more densely populated markets and/or markets which possess more favorable growth trends. The demographic characteristics for the market area counties where the Company has expanded into reflect that all of the counties have larger populations compared to Troup County and Chambers County. Population and household growth trends for the primary market area counties show that Coweta County in Georgia and Lee County in Alabama have the most attractive growth characteristics, while Chambers County in Alabama is projected to experience a slight decline in population and households over the next five years.

Income data also suggests that the Company's expansion into less rural markets has increased its exposure to a more affluent customer base, particularly with respect to the market area counties that are part of the Atlanta metropolitan area (Fayette, Gwinnett and Coweta Counties). All three of the market area counties in the Atlanta metropolitan area had median household and per capita incomes that exceeded the comparable Georgia measures which

Table 2.1
Charter Financial Corporation
Summary Demographic Data

	Year			Growth Rate	
	2010	2011	2016	2010-2011 (%)	2011-2016 (%)
Population (000)					
United States of America	308,746	310,704	321,315	0.6%	0.7%
Georgia	9,688	9,775	10,243	0.9%	0.9%
Carroll County	111	111	113	0.7%	0.4%
Coweta County	127	130	143	2.1%	2.0%
Fayette County	107	107	111	0.1%	0.8%
Gwinnett County	805	814	869	1.1%	1.3%
Troup County	67	68	71	1.1%	1.0%
Alabama	4,780	4,812	4,967	0.7%	0.6%
Chambers County	34	34	34	0.1%	-0.3%
Lee County	140	143	157	2.1%	1.8%
Florida	18,801	18,895	19,597	0.5%	0.7%
Escambia County	298	298	301	0.2%	0.2%
Santa Rosa County	151	153	160	1.0%	1.0%
Households (000)					
United States of America	116,716	117,458	121,713	0.6%	0.7%
Georgia	3,586	3,618	3,803	0.9%	1.0%
Carroll County	39	39	40	0.7%	0.2%
Coweta County	46	47	52	2.1%	2.1%
Fayette County	38	38	40	0.1%	1.0%
Gwinnett County	269	271	287	1.1%	1.2%
Troup County	25	25	26	1.1%	1.1%
Alabama	1,884	1,897	1,962	0.7%	0.7%
Chambers County	14	14	14	0.1%	-0.2%
Lee County	56	57	62	2.1%	1.9%
Florida	7,421	7,458	7,727	0.5%	0.7%
Escambia County	116	117	118	0.2%	0.3%
Santa Rosa County	57	58	61	1.0%	1.1%
Median Household Income ($)					
United States of America	NA	50,227	57,536	NA	2.8%
Georgia	NA	46,924	55,883	NA	3.6%
Carroll County	NA	38,659	49,035	NA	4.9%
Coweta County	NA	56,277	68,016	NA	3.9%
Fayette County	NA	79,614	88,951	NA	2.2%
Gwinnett County	NA	68,364	79,935	NA	3.2%
Troup County	NA	38,319	44,539	NA	3.1%
Alabama	NA	39,889	46,625	NA	3.2%
Chambers County	NA	32,877	36,702	NA	2.2%
Lee County	NA	38,206	46,022	NA	3.8%
Florida	NA	44,062	52,560	NA	3.6%
Escambia County	NA	38,464	46,631	NA	3.9%
Santa Rosa County	NA	46,286	54,377	NA	3.3%

Charter Financial Corporation
Summary Demographic Data

	Year			Growth Rate	
	2010	2011	2016	2010-2011 (%)	2011-2016 (%)
Per Capita Income ($)					
United States of America	NA	26,391	30,027	NA	2.6%
Georgia	NA	24,016	27,665	NA	2.9%
Carroll County	NA	19,136	22,140	NA	3.0%
Coweta County	NA	25,182	28,972	NA	2.8%
Fayette County	NA	34,400	39,842	NA	3.0%
Gwinnett County	NA	27,988	31,814	NA	2.6%
Troup County	NA	19,667	21,380	NA	1.7%
Alabama	NA	22,647	25,001	NA	2.0%
Chambers County	NA	17,858	19,505	NA	1.8%
Lee County	NA	22,630	24,957	NA	2.0%
Florida	NA	25,024	28,081	NA	2.3%
Escambia County	NA	22,395	25,058	NA	2.3%
Santa Rosa County	NA	23,491	26,230	NA	2.2%

2011 HH Income Dist. (%)	Less Than 25,000	$25,000 to 50,000	$50,000 to 100,000	$100,000+
United States of America	24.7	25.1	30.4	19.9
Georgia	26.7	25.7	30.0	17.7
Carroll County	33.3	26.8	29.6	10.3
Coweta County	19.9	22.8	36.3	21.0
Fayette County	11.4	17.1	34.3	37.1
Gwinnett County	12.3	21.1	37.4	29.3
Troup County	34.3	26.5	26.9	12.3
Alabama	31.9	27.4	27.4	13.3
Chambers County	39.2	28.8	25.8	6.2
Lee County	35.1	24.6	26.6	13.7
Florida	26.7	28.5	29.2	15.6
Escambia County	31.2	30.7	27.3	10.8
Santa Rosa County	24.9	28.3	33.0	13.8

Source: SNL Financial

were below the U.S. measures for median household income and per capita income. Comparatively, Troup County's median household income and per capita income were well below the comparable state measures. Household and per capita income measures for Chambers County in Alabama and Escambia County in Florida also fell below their respective statewide measures, while median household income and per capita income for Lee County in Alabama and Santa Rosa County in Florida were fairly consistent with their statewide measures. All of the primary market area counties were projected to experience an increase in median household income and per capita income over the next five years, with the majority of the primary market area counties projected to record stronger growth in median household income relative to the 2.8% annual growth rate projected for U.S. median household income. Comparatively, per capita income growth for the majority of the primary market area counties over the next five years is projected to be less than the 2.6% annual growth rate projected for U.S. per capita income.

Household income distribution measures further imply that the Company's Atlanta markets contain higher overall income levels, while the more rural markets contain lower income levels. Notably, income distribution measures indicated significantly higher percentages of households with incomes above $50,000 for Gwinnett, Fayette and Coweta Counties, compared to the state and the nation. Comparatively, household distributions measures for the counties of Troup, Chambers, Lee and Escambia maintained relatively high concentrations of households with income less than $25,000.

Local Economy

Table 2.2 provides an overview of employment by sector for the primary market area counties, as well as the states of Georgia, Alabama and Florida. Consistent with all three states, service jobs provided the largest source of jobs in all of the primary market area counties. The government was the second largest source of jobs in five of the counties, with the remaining three counties showing wholesale/retail trade employment as the second largest source of jobs. The relatively high percentage of manufacturing jobs in some of the Company's markets, such as Carroll, Troupe and Chambers Counties, reflects the large historical presence of the textile industry in those markets. However, textile industry employment in the Company's market area has been in decline since the 1980s. Partially offsetting the loss of manufacturing jobs in the textile industry was a new KIA Motors assembly plant opened in West Point, Georgia. Markets served by the Company which are in close proximity to Columbus, Georgia benefitted from a military base realignment that significantly increased employment at the Fort Benning base in Columbus. Jobs in construction and finance/insurance/real estate also constituted noteworthy employment sectors in the majority of the primary market area counties, although both sectors were negatively impacted by the recession and the severe downturn in housing that was experienced in many of the Company's lending markets. Tourism and hospitality also play a role in the regional economy, primarily contributing to employment in service and wholesale/retail trade related jobs.

Table 2.2
Charter Financial Corporation
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employment Sector	Georgia	Carroll GA	Coweta GA	Fayette GA	Gwinnett GA	Troupe GA
			(% of Total Employment)			
Services	29.6%	19.9%	30.7%	31.6%	32.6%	22.7%
Healthcare	9.1%	10.3%	8.4%	9.6%	6.9%	NA
Government	15.0%	16.4%	11.3%	8.5%	9.9%	11.1%
Wholesale/Retail Trade	14.1%	13.3%	16.8%	16.8%	21.0%	15.1%
Finance/Insurance/Real Estate	9.1%	6.8%	9.2%	13.3%	8.9%	6.5%
Manufacturing	6.9%	14.1%	8.2%	4.3%	6.0%	18.7%
Construction	5.3%	7.3%	6.3%	6.3%	6.7%	5.0%
Information	2.2%	1.5%	1.2%	1.1%	2.6%	4.7%
Transportation/Utility	4.3%	2.4%	3.9%	4.6%	2.4%	NA
Agriculture	1.0%	2.0%	0.9%	0.3%	0.1%	0.6%
Other	3.4%	6.0%	3.1%	3.6%	3.0%	15.7%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Employment Sector	Alabama	Chambers AL	Lee AL	Florida	Escambia FL	Santa Rosa FL
			(% of Total Employment)			
Services	27.5%	27.2%	28.2%	32.0%	27.4%	30.6%
Healthcare	9.1%	NA	6.0%	11.2%	13.5%	9.2%
Government	16.3%	13.3%	24.5%	11.8%	20.4%	15.8%
Wholesale/Retail Trade	14.0%	12.4%	12.9%	14.6%	13.6%	14.4%
Finance/Insurance/Real Estate	8.1%	4.8%	7.5%	11.5%	8.8%	10.1%
Manufacturing	9.8%	10.0%	8.5%	3.4%	3.1%	1.7%
Construction	5.5%	6.5%	5.2%	4.9%	6.0%	7.4%
Information	1.1%	1.0%	1.0%	1.7%	1.4%	2.9%
Transportation/Utility	3.4%	2.6%	3.1%	3.3%	2.5%	2.6%
Agriculture	2.0%	2.7%	0.6%	0.8%	0.4%	1.3%
Other	3.1%	19.5%	2.5%	4.8%	2.9%	4.2%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Bureau of Economic Analysis, 2010

Unemployment Trends

Unemployment trends for the primary market area counties, Georgia, Alabama, Florida and the U.S. are displayed in Table 2.3. The data indicates that the September 2012 unemployment rate of 8.6% for Georgia and Florida exceeded the comparable Alabama unemployment rate of 7.6% and the U.S. unemployment rate of 7.8%. September 2012 unemployment rates for the primary market area counties ranged from a low of 7.3% in Fayette County, Georgia to a high of 9.6% in Chambers County, Alabama. The Georgia counties of Coweta, Fayette, Gwinnett, as well as Lee County, Alabama and Santa Rosa County, Florida, all showed lower unemployment rates than their comparable state unemployment rates. Consistent with nationwide trends, September 2012 unemployment rates for the three states and all primary market counties were lower compared to a year ago.

Table 2.3
Charter Financial Corporation
Unemployment Trends

Region	September 2011 Unemployment	September 2012 Unemployment
United States of America	9.0%	7.8%
Georgia	10.3%	8.6%
Carroll County	11.0%	8.9%
Coweta County	9.8%	7.8%
Fayette County	9.3%	7.3%
Gwinnett County	9.2%	7.4%
Troup County	11.3%	9.5%
Alabama	9.6%	7.6%
Chambers County	12.3%	9.6%
Lee County	7.9%	6.4%
Florida	10.6%	8.6%
Escambia County	10.4%	8.6%
Santa Rosa County	9.3%	7.5%

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Competition

The Company's retail deposit base is closely tied to the economies of the markets served by its branch network. Table 2.4 displays deposit market trends from June 30, 2008 through June 30, 2012 for the branches maintained by Charter Financial during that period. Additional data is also presented for the states of Georgia, Alabama and Florida. The data indicates that only four out of the nine primary market counties recorded an increase in

Table 2.4
Charter Financial Corporation
Deposit Summary

	As of June 30,						
	2008			2012			Deposit
	Deposits	Market Share	No. of Branches	Deposits	Market Share	No. of Branches	Growth Rate 2008-2012
	(Dollars in Thousands)						(%)
Georgia	$184,318,462	100.0%	2,873	$186,242,989	100.0%	2,651	0.3%
Commercial Banks	179,195,115	97.2%	2,668	181,523,795	97.5%	2,534	0.3%
Savings Institutions	5,123,347	2.8%	205	4,719,194	2.5%	117	-2.0%
Carroll County	$2,076,996	100.0%	37	$1,700,755	100.0%	29	-4.9%
Commercial Banks	2,076,996	100.0%	37	1,617,438	95.1%	28	-6.1%
Savings Institutions	0	0.0%	0	83,317	4.9%	1	-
CharterBank	0	0.0%	0	83,317	4.9%	1	-
Coweta County	$1,458,676	100.0%	39	$1,258,169	100.0%	32	-3.6%
Commercial Banks	1,458,075	100.0%	37	1,156,206	91.9%	29	-5.6%
Savings Institutions	601	0.0%	2	101,963	8.1%	3	260.9%
CharterBank	50	0.0%	1	101,099	8.0%	2	570.6%
Fayette County	$1,853,521	100.0%	47	$1,864,637	100.0%	33	0.1%
Commercial Banks	1,826,856	98.6%	45	1,821,882	97.7%	32	-0.1%
Savings Institutions	26,665	1.4%	2	42,755	2.3%	1	12.5%
CharterBank	0	0.0%	0	42,755	2.3%	1	-
Gwinnett County	$11,720,867	100.0%	211	$12,499,837	100.0%	204	1.6%
Commercial Banks	11,034,955	94.1%	182	12,421,085	99.4%	196	3.0%
Savings Institutions	685,912	5.9%	29	78,752	0.6%	8	-41.8%
CharterBank	0	0.0%	0	8,717	0.1%	1	-
Troup County	$1,049,431	100.0%	27	$955,915	100.0%	24	-2.3%
Commercial Banks	767,072	73.1%	23	758,044	79.3%	20	-0.3%
Savings Institutions	282,359	26.9%	4	197,871	20.7%	4	-8.5%
CharterBank	282,359	26.9%	4	197,871	20.7%	4	-8.5%
Alabama	$76,564,000	100.0%	1,564	$84,786,000	100.0%	1,573	2.6%
Commercial Banks	73,024,000	95.4%	1,479	83,787,000	98.8%	1,547	3.5%
Savings Institutions	3,540,000	4.6%	85	999,000	1.2%	26	-27.1%
Chambers County	$304,577	100.0%	10	$313,331	100.0%	9	0.7%
Commercial Banks	224,925	73.8%	8	226,492	72.3%	8	0.2%
Savings Institutions	79,652	26.2%	2	86,839	27.7%	1	2.2%
CharterBank	79,652	26.2%	2	86,839	27.7%	1	2.2%
Lee County	$1,809,446	100.0%	41	$2,105,124	100.0%	40	3.9%
Commercial Banks	1,684,673	93.1%	37	1,962,221	93.2%	36	3.9%
Savings Institutions	124,773	6.9%	4	142,903	6.8%	4	3.4%
CharterBank	124,773	6.9%	4	124,207	5.9%	3	-0.1%
Florida	$380,281,000	100.0%	5,772	$423,907,000	100.0%	5,602	2.8%
Commercial Banks	325,682,000	85.6%	5,004	397,812,000	93.8%	5,295	5.1%
Savings Institutions	54,599,000	14.4%	768	26,095,000	6.2%	307	-16.9%
Escambia County	$3,840,797	100.0%	80	$3,496,408	100.0%	72	-2.3%
Commercial Banks	3,715,025	96.7%	77	3,454,304	98.8%	71	-1.8%
Savings Institutions	125,772	3.3%	3	42,104	1.2%	1	-23.9%
CharterBank	0	0.0%	0	42,104	1.2%	1	-
Santa Rosa County	$1,204,347	100.0%	38	$1,189,934	100.0%	34	-0.3%
Commercial Banks	1,106,331	91.9%	36	1,046,552	88.0%	31	-1.4%
Savings Institutions	98,016	8.1%	2	143,382	12.0%	3	10.0%
CharterBank	0	0.0%	0	143,382	12.0%	3	-

Source: FDIC

deposits during the period covered in Table 2.4. Annual deposit growth rates for the primary market area counties ranged from a low of negative 4.9% in Carroll County, Georgia to a high of 3.9% in Lee County, Alabama. Consistent with the states of Georgia, Alabama and Florida, commercial banks maintained a larger market share of deposits than savings institutions in all of the primary market area counties served by the Company's branches.

Charter Financial's largest holding and largest market share of deposits was in Troup County, where the Company maintains its main office and largest branch presence. The Company's $197.9 million of deposits represented a 20.7% market share of Troup County bank and thrift deposits at June 30, 2012. The Company's second largest holding of deposits was in Santa Rosa County, Florida, with $143.4 million of deposits constituting a 12.0% market share, followed by Lee County, Alabama, with $124.2 million of deposits representing a 5.9% market share. Deposit growth was recorded by the Company in seven out of the nine counties served by its branches during the four year period covered in Table 2.4, including the five counties that were entered into subsequent to June 30, 2008. Deposit run-off was most notable at the Troup County branches, while there was also a slight drop-off in deposits at the Lee County branches.

As implied by the Company's range of deposit market shares, the Company faces various degrees of competition in the markets served by its branches. Among the Company's competitors are much larger and more diversified institutions, which have greater resources than maintained by Charter Financial. Financial institution competitors in the Company's primary market area include other-locally based thrifts and banks, as well as regional, super regional and money center banks. From a competitive standpoint, Charter Financial has sought to emphasize its community orientation in the markets served by its branches. Table 2.5 lists the Company's largest competitors in the eight counties currently served by its branches, based on deposit market share as noted parenthetically. The Company's deposit market share and market rank have also been provided in Table 2.5.

Table 2.5
Charter Financial Corporation
Market Area Deposit Competitors

Location	Name	Market Share	Rank
Carroll County, GA	Community & Southern	28.84%	
	BB&T	20.22%	
	Synovus Bank	15.85%	
	CharterBank	**4.90%**	**7 out of 10**
Coweta County, GA	BB&T	24.98%	
	Synovus Bank	18.88%	
	Bank of America	10.32%	
	CharterBank	**7.86%**	**5 out of 15**
Fayette County, GA	Wells Fargo	18.82%	
	Bank of America	16.56%	
	Bank of Georgia	11.20%	
	CharterBank	**2.29%**	**12 out of 15**
Gwinnett County, GA	Wells Fargo	18.21%	
	SunTrust Bank	14.13%	
	Bank of America	12.98%	
	CharterBank	**0.07%**	**37 out of 39**
Troup County, GA	Synovus Bank	23.63%	
	CharterBank	**20.70%**	**2 out of 10**
	PNC Bank	10.10%	
Chambers County, AL	Farmers & Merchants Bank	31.98%	
	CharterBank	**27.71%**	**2 out of 6**
	Frontier Bank	19.76%	
Lee County, AL	Auburn National Bank	28.66%	
	BBVA	13.64%	
	Regions Bank	10.57%	
	CharterBank	**5.90%**	**7 out of 18**
Escambia County, FL	Regions Bank	21.56%	
	Wells Fargo	14.38%	
	Synovus Bank	11.37%	
	CharterBank	**1.20%**	**15 out of 18**
Santa Rosa County, FL	Regions Bank	29.54%	
	SunTrust Bank	12.08%	
	CharterBank	**12.05%**	**3 out of 13**

Source: SNL

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Charter Financial's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Charter Financial is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Charter Financial, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on the NYSE or NASDAQ, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on the NYSE or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 134 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Charter Financial will be a full public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected eleven institutions with characteristics similar to those of Charter Financial. In the selection process, we applied two "screens" to the universe of all public companies that were eligible for consideration:

- o Screen #1 Georgia institutions with assets between $750 million and $2.5 billion, tangible equity-to-assets ratios of greater than 8.0% and positive core earnings with an ROE of less than 6.0%. One company met the criteria for Screen #1 and it was included in the Peer Group: Heritage Financial Group of Georgia. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded Georgia thrifts.

- o Screen #2 Continental based U.S. institutions with assets between $750 million and $2.5 billion, tangible equity-to-assets ratios of greater than 8.0%, positive core earnings with an ROE of less than 6.0% and market capitalizations of at least $125 million. Eleven companies met the criteria for Screen #2 and ten were included in the Peer Group: ESSA Bancorp, Inc. of Pennsylvania, First Defiance Financial Corp. of Ohio, First PacTrust Bancorp of California, Fox Chase Bancorp, Inc. of Pennsylvania, Franklin Financial Corp. of Virginia, Home Bancorp, Inc. of Louisiana, OmniAmerican Bancorp of Texas, Rockville Financial, Inc. of Connecticut, United Financial Bancorp of Massachusetts and Westfield Financial Inc. of Massachusetts. First Financial Northwest, Inc. of Washing met the selection criteria, but was excluded from the Peer Group due to its relatively high level of non-performing assets equal to 11.05% of assets at September 30, 2012. Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded thrift institutions by region.

Table 3.1 shows the general characteristics of each of the 11 Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Charter Financial, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Charter Financial's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to Charter Financial's characteristics is detailed below.

- o ESSA Bancorp, Inc. of Pennsylvania. Selected due to similar asset size, similar size of branch network, similar concentration of cash and investments as a percent of assets, similar earnings contributions from sources of non-interest operating income, similar concentration of mortgage-backed securities as a percent of assets and lending diversification emphasis on multi-family/commercial real estate loans.

Table 3.1
Peer Group of Publicly-Traded Thrifts
November 23, 2012

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy(1)	Total Assets(2)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Defiance, OH	Thrift	$2,056	33	12-31	10/95	$16.81	$164
RCKB	Rockville Finanancial Inc.	NASDAQ	Rockville, CT	Thrift	$1,949	22	12-31	03/11	$12.72	$364
UBNK	United Financial Bancorp of MA	NASDAQ	W. Springfield, MA	Thrift	$1,684	24	12-31	12/07	$15.59	$241
BANC	First PacTrust Bancorp of CA	NASDAQ	Irvine, CA	Thrift	$1,670	9	12-31	08/02	$11.79	$139
ESSA	ESSA Bancorp, Inc. of PA	NASDAQ	Stroudsburg, PA	Thrift	$1,419	18	09-30	04/07	$9.98	$132
WFD	Westfield Financial Inc. of MA	NASDAQ	Westfield, MA	Thrift	$1,317	11	12-31	11/07	$6.69	$169
OABC	OmniAmerican Bancorp Inc of TX	NASDAQ	Fort Worth, TX	Thrift	$1,282	16	12-31	01/10	$22.67	$259
FRNK	Franklin Financial Corp. of VA	NASDAQ	Glen Allen, VA	Thrift	$1,081	9	09-30	04/11	$17.18	$229
FXCB	Fox Chase Bancorp, Inc. of PA	NASDAQ	Hatboro, PA	Thrift	$1,071	11	12-31	06/10	$15.66	$195
HBOS	Heritage Fin Group, Inc of GA	NASDAQ	Albany, GA	Thrift	$1,055	16	12-31	11/10	$12.05	$99
HBCP	Home Bancorp Inc. of Lafayette LA	NASDAQ	Lafayette, LA	Thrift	$974	18	12-31	10/08	$18.39	$138

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(2) Most recent quarter end available

Source: SNL Financial, LC.

- o First Defiance Financial Corp. of Ohio. Selected due to comparable interest-bearing funding composition, similar net interest income ratio as a percent of average assets, similar earnings contribution from sources of non-interest operating income, comparable concentration of assets comprised of mortgage-backed securities and 1-4 family permanent mortgage loans and lending diversification emphasis on multi-family/commercial real estate loans.

- o First PacTrust Bancorp. of California. Selected due to comparable interest-bearing funding composition, similar net interest income ratio as a percent of average assets, relatively high level of operating of operating expenses as a percent of average assets and lending diversification emphasis on multi-family/commercial real estate loans.

- o Fox Chase Bancorp, Inc. of Pennsylvania. Selected due to completed second-step conversion in June 2010, similar asset size, relatively high equity-to-assets ratio, comparable interest-earning asset composition, comparable return on average assets and lending diversification emphasis on multi-family/commercial real estate loans.

- o Franklin Financial Corp. of Virginia. Selected due to similar asset size, relatively high equity-to-assets ratio, comparable return on average assets, comparable concentration of assets comprised of mortgage-backed securities and 1-4 family permanent mortgage loans and lending diversification emphasis on multi-family/commercial real estate loans.

- o Heritage Financial Group, Inc. of Georgia. Selected due to completed second-step conversion in November 2010, Georgia market area, similar asset size, similar size of branch network, comparable interest-earning asset composition, comparable interest-bearing funding composition, comparable return on average assets, similar impact of loan loss provisions on earnings, similar earnings contribution from sources of non-interest operating income, relatively high level of operating expenses as a percent of average assets, similar concentration of mortgage-backed securities as a percent of assets and lending diversification emphasis on multi-family/commercial real estate loans.

- o Home Bancorp, Inc. of Louisiana. Selected due to similar asset size, similar size of branch network, comparable interest-bearing funding composition, relatively high level of operating expenses as a percent of average assets and lending diversification emphasis on multi-family/commercial real estate loans.

- o OmniAmerican Bancorp, Inc. of Texas. Selected due to similar size of branch network, relatively high equity-to-assets ratio, similar concentration of loans comprising assets, comparable return on average assets, similar earnings contribution from sources of non-interest operating income and relatively high level of operating expenses as a percent of average assets.

- o Rockville Financial Inc. of Connecticut. Selected due to completed second-step conversion in March 2011, relatively high equity-to-assets ratio, comparable interest-bearing funding composition, similar net interest income ratio as a percent of average assets, lending diversification emphasis on multi-family/commercial real estate loans and relatively favorable credit quality measures.

- o United Financial Bancorp of Massachusetts. Selected due to completed second-step conversion in December 2007, comparable interest-bearing funding composition, similar concentration of mortgage-backed securities as a percent of assets, lending diversification emphasis on multi-family/commercial real estate loans and relatively favorable credit quality measures.

- o Westfield Financial Inc. of Massachusetts. Selected due to completed second-step conversion in November 2007, comparable asset size, comparable return on average assets, lending diversification emphasis on multi-family/commercial real estate loans and relatively favorable credit quality measures.

In aggregate, the Peer Group companies maintained a higher level of tangible equity than the industry average (14.50% of assets versus 12.30% for all public companies), generated higher earnings as a percent of average assets (0.55% core ROAA versus 0.13% for all public companies), and earned a higher ROE (3.49% core ROE versus 0.27% for all public companies). Overall, the Peer Group's average P/TB ratio and average core P/E multiple were higher than the respective averages for all publicly-traded thrifts.

	All Publicly-Traded	Peer Group
Financial Characteristics (Averages)		
Assets ($Mil)	$2,461	$1,414
Market capitalization ($Mil)	$287	$194
Tangible equity/assets (%)	12.30%	14.50%
Core return on average assets (%)	0.13	0.55
Core return on average equity (%)	0.27	3.49
Pricing Ratios (Averages)(1)		
Core price/earnings (x)	20.87x	32.07x
Price/tangible book (%)	92.30%	97.29%
Price/assets (%)	11.04	14.06

(1) Based on market prices as of November 23, 2012.

Ideally, the Peer Group companies would be comparable to Charter Financial in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Charter Financial, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Charter Financial and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Company's and the Peer Group's ratios reflect balances as of September 30, 2012, unless indicated otherwise for the Peer Group companies. Charter Financial's equity-to-assets ratio of 13.3% was below the Peer Group's average net worth ratio

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of September 30, 2012

		Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
		Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Charter Financial																					
September 30, 2012		10.5%	18.9%	3.3%	57.8%	77.5%	7.8%	0.0%	13.8%	0.5%	13.3%	-11.90%	-4.88%	-8.96%	-12.16%	-26.36%	2.23%	2.74%	12.16%	12.16%	19.22%
All Public Companies																					
Averages		6.6%	21.2%	1.6%	66.1%	74.2%	10.9%	0.4%	13.1%	0.7%	12.3%	4.25%	4.70%	3.76%	3.88%	-5.49%	2.58%	2.24%	12.09%	11.98%	20.52%
Medians		5.4%	18.7%	1.8%	68.1%	74.9%	8.8%	0.0%	12.4%	0.0%	11.5%	0.99%	-1.39%	3.66%	1.35%	-6.51%	1.71%	1.73%	11.59%	11.55%	19.13%
State of GA																					
Averages		6.8%	19.9%	2.5%	61.6%	74.2%	14.5%	0.0%	10.2%	0.3%	9.8%	0.86%	7.06%	4.26%	4.18%	-11.41%	-6.56%	-6.55%	9.39%	9.39%	16.31%
Medians		7.3%	19.8%	2.2%	60.1%	78.3%	7.6%	0.0%	11.5%	0.4%	11.1%	-2.90%	16.87%	11.39%	0.59%	-6.56%	-1.49%	-1.02%	10.90%	10.90%	19.20%
Comparable Group																					
Averages		4.1%	24.6%	2.2%	64.1%	71.4%	12.3%	0.2%	15.0%	0.5%	14.5%	11.15%	5.22%	15.39%	15.88%	-6.39%	-0.95%	-2.20%	13.63%	13.63%	21.96%
Medians		3.0%	20.5%	2.2%	67.0%	75.7%	9.6%	0.0%	14.4%	0.2%	14.2%	3.86%	-0.21%	6.89%	5.49%	-1.91%	-1.25%	-1.25%	13.62%	13.62%	22.39%
Comparable Group																					
ESSA	ESSA Bancorp, Inc. of PA	1.2%	24.8%	2.0%	67.0%	70.2%	16.5%	0.0%	12.4%	0.8%	11.5%	29.28%	21.17%	28.67%	56.07%	-18.61%	8.49%	2.25%	NA	NA	NA
FDEF	First Defiance Fin. Corp of OH	4.5%	14.1%	2.0%	72.9%	78.3%	6.5%	1.8%	12.4%	3.2%	9.2%	-0.13%	-13.85%	4.37%	1.22%	-2.04%	-7.26%	-8.95%	11.20%	11.20%	14.46%
BANC	First PacTrust Bancorp of CA	7.6%	7.9%	1.1%	78.7%	79.5%	7.2%	0.0%	11.5%	0.8%	10.7%	79.74%	73.69%	88.76%	86.65%	NM	0.13%	-6.60%	11.50%	11.50%	15.60%
FXCB	Fox Chase Bancorp, Inc. of PA	1.4%	31.5%	1.5%	62.9%	65.6%	16.5%	0.0%	17.1%	0.0%	17.1%	3.86%	2.44%	3.94%	5.49%	7.88%	-6.97%	-6.97%	14.01%	14.01%	22.39%
FRNK	Franklin Financial Corp. of VA (1)	12.1%	38.6%	2.5%	42.9%	59.9%	15.9%	0.0%	23.4%	0.0%	23.4%	-3.08%	-2.88%	-3.90%	-2.38%	-9.53%	-1.25%	-1.25%	17.68%	17.68%	27.87%
HBOS	Heritage Fin Group, Inc of GA	4.7%	20.2%	2.2%	60.1%	80.1%	6.7%	0.0%	11.5%	0.4%	11.1%	-4.32%	-30.29%	13.24%	-6.11%	-0.40%	-1.49%	-1.02%	10.90%	10.90%	19.20%
HBCP	Home Bancorp Inc. Lafayette LA	5.8%	16.2%	1.8%	68.9%	80.6%	4.5%	0.0%	14.4%	0.2%	14.2%	0.22%	-0.21%	2.02%	9.10%	-61.71%	5.37%	5.66%	13.23%	13.23%	21.39%
OABC	OmniAmerican Bancorp Inc of TX	3.0%	32.4%	2.5%	57.4%	62.8%	20.3%	0.0%	16.0%	0.0%	16.0%	-3.40%	-20.59%	10.38%	-0.16%	-14.75%	1.36%	1.36%	15.20%	15.20%	25.46%
RCKB	Rockville Financial Inc. of CT	2.0%	13.8%	3.0%	78.8%	75.8%	6.1%	0.0%	16.8%	0.1%	16.7%	11.37%	32.98%	6.14%	13.84%	25.27%	-2.41%	-2.39%	NA	NA	22.70%
UBNK	United Financial Bancorp of MA	1.7%	20.5%	2.5%	71.7%	75.7%	9.6%	0.5%	13.7%	0.5%	13.2%	4.80%	-7.45%	8.76%	6.30%	-1.78%	1.50%	1.61%	NA	NA	NA
WFD	Westfield Financial Inc. of MA	0.9%	50.5%	3.5%	43.6%	57.3%	25.7%	0.0%	16.1%	0.0%	16.1%	4.29%	2.45%	6.89%	4.70%	11.80%	-7.90%	-7.86%	15.31%	15.31%	28.60%

(1) Financial information is for the quarter ending June 30, 2012

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

of 15.0%. However, the Company's pro forma capital position will increase with the addition of stock proceeds, providing the Company with an equity-to-assets ratio that will exceed the Peer Group's ratio. Tangible equity-to-assets ratios for the Company and the Peer Group equaled 13.3% and 14.5%, respectively. The increase in Charter Financial's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Company's higher pro forma capitalization will initially depress return on equity. Both Charter Financial's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

The interest-earning asset compositions for the Company and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both Charter Financial and the Peer Group. The Company's loans-to-assets ratio of 57.8% was lower than the comparable Peer Group ratio of 64.1%. Comparatively, the Company's cash and investments-to-assets ratio of 29.4% was slightly above the comparable Peer Group ratio of 28.7%. Overall, Charter Financial's interest-earning assets amounted to 87.2% of assets, which was less than the comparable Peer Group ratio of 92.8%. The Peer Group's non-interest earning assets included bank-owned life insurance ("BOLI") equal to 2.2% of assets and goodwill/intangibles equal to 0.5% of assets, while the Company maintained BOLI equal to 3.3% of assets and goodwill/intangible equal to 0.5% of assets. The Company's non-interest earning assets also included the FDIC receivable for loss sharing agreements equal to 3.4% of assets.

Charter Financial's funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Company's deposits equaled 77.5% of assets, which was above the Peer Group's ratio of 71.4%. Comparatively, the Company maintained a lower level of borrowings than the Peer Group, as indicated by borrowings-to-assets ratios of 7.8% and 12.5% for Charter Financial and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Company and the Peer Group, as a percent of assets, equaled 85.3% and 83.9%, respectively, with the Peer Group's lower ratio supported by maintenance of a slightly higher capital position.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Company's IEA/IBL ratio is lower than the Peer Group's ratio, based on IEA/IBL ratios of 102.2% and 110.6%, respectively. The additional capital realized from stock proceeds should serve to provide Charter Financial with an IEA/IBL ratio that is more comparable to the Peer Group's ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Charter Financial's and the Peer Group's growth rates are based on annual growth for the twelve months ended September 30, 2012, or the most recent twelve month period available for the Peer Group companies. The Peer Group's growth rates were impacted by acquisition related growth, as ESSA Bancorp and First PacTrust Bancorp completed acquisitions during the twelve month period. Charter Financial recorded an 11.9% decline in assets, versus asset growth of 11.2% recorded by the Peer Group. Charter Financial's asset shrinkage included a 9.0% decline in loans and a 4.9% decline in cash and investments. Asset growth for the Peer Group was primarily sustained by a 15.4% increase in loans, while the balance of cash and investments increased by 5.2%

The Company's asset shrinkage funded deposit run-off and the pay down of borrowings, which declined by 12.2% and 26.4%, respectively. Asset growth for the Peer Group was funded by deposit growth of 15.9%, which also funded a 6.4% reduction in the Peer Group's borrowings. The Company's tangible capital increased by 2.7% during the twelve month period, versus a 2.2% decline in tangible capital posted by the Peer Group. The Company's post-conversion capital growth rate will initially be constrained by maintenance of a higher pro forma capital position. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines, could also continue to slow the Company's capital growth rate in the longer term following the stock offering.

Income and Expense Components

Table 3.3 displays statements of operations for the Company and the Peer Group. The Company's and the Peer Group's ratios are based on earnings for the twelve months ended September 30, 2012, unless otherwise indicated for the Peer Group companies. Charter Financial and the Peer Group reported net income to average assets ratios of 0.46% and 0.54%, respectively. Lower levels of operating expenses and loan loss provisions accounted for the Peer Group's higher return, which was partially offset by the Company's higher levels of net interest income, non-interest operating income and net gains.

The Company's higher net interest income ratio was realized through maintenance of a higher interest income ratio, which was partially offset by the Peer Group's lower interest

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended September 30, 2012

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Charter Financial																			
September 30, 2012	0.46%	4.48%	0.99%	3.48%	0.42%	3.07%	0.04%	0.00%	1.02%	1.06%	3.70%	0.05%	0.14%	0.00%	5.35%	1.23%	4.12%	$3,535	11.37%
All Public Companies																			
Averages	0.45%	4.08%	0.98%	3.10%	0.45%	2.65%	0.03%	-0.07%	0.71%	0.68%	2.95%	0.03%	0.34%	0.00%	4.36%	1.15%	3.21%	$5,751	29.95%
Medians	0.52%	4.08%	0.93%	3.09%	0.29%	2.74%	0.00%	-0.03%	0.57%	0.54%	2.86%	0.00%	0.09%	0.00%	4.34%	1.08%	3.18%	$4,989	30.40%
State of GA																			
Averages	-0.14%	4.56%	1.26%	3.30%	0.97%	2.33%	0.14%	-0.10%	1.05%	1.09%	3.66%	0.04%	0.24%	0.00%	5.23%	1.40%	3.82%	$3,916	13.10%
Medians	0.32%	4.60%	1.08%	3.36%	0.39%	2.97%	0.04%	-0.14%	0.95%	1.18%	3.74%	0.05%	0.32%	0.00%	5.31%	1.26%	4.05%	$3,916	13.10%
Comparable Group																			
Averages	0.54%	4.09%	0.91%	3.18%	0.31%	2.87%	0.04%	-0.04%	0.84%	0.84%	2.89%	0.02%	-0.04%	0.00%	4.42%	1.10%	3.32%	$6,101	26.96%
Medians	0.48%	4.08%	0.89%	3.23%	0.26%	2.73%	0.00%	-0.02%	0.78%	0.67%	2.90%	0.01%	0.16%	0.00%	4.34%	1.06%	3.34%	$5,887	29.42%
Comparable Group																			
ESSA ESSA Bancorp, Inc. of PA	0.02%	3.87%	1.38%	2.49%	0.22%	2.27%	0.06%	-0.01%	0.99%	1.05%	2.28%	0.04%	-0.46%	0.00%	4.10%	1.63%	2.47%	NM	0.53%
FDEF First Defiance Fin. Corp of OH	0.85%	3.98%	0.65%	3.33%	0.60%	2.73%	-0.01%	-0.02%	1.11%	1.08%	3.01%	0.07%	0.49%	0.00%	4.34%	0.76%	3.59%	$3,538	29.42%
BANC First PacTrust Bancorp of CA	0.31%	3.99%	0.61%	3.38%	0.53%	2.85%	0.00%	0.00%	1.93%	1.93%	4.48%	0.03%	-1.17%	0.00%	4.28%	0.73%	3.55%	$12,100	30.48%
FXCB Fox Chase Bancorp, Inc. of PA	0.41%	4.18%	1.08%	3.10%	0.57%	2.53%	0.00%	-0.11%	0.78%	0.67%	2.35%	0.00%	0.04%	0.00%	4.36%	1.33%	3.03%	$7,877	21.14%
FRNK Franklin Financial Corp. of VA (1)	0.44%	4.08%	1.57%	2.51%	0.06%	2.45%	0.00%	0.04%	0.17%	0.22%	1.30%	0.00%	-0.50%	0.00%	4.34%	2.06%	2.28%	NM	48.74%
HBOS Heritage Fin Group, Inc of GA	0.53%	4.64%	0.76%	3.88%	0.37%	3.51%	0.37%	-0.14%	0.95%	1.18%	4.09%	0.07%	0.31%	0.00%	5.47%	0.87%	4.61%	$3,226	23.55%
HBCP Home Bancorp Inc. Lafayette LA	0.92%	4.71%	0.53%	4.18%	0.26%	3.93%	0.00%	-0.08%	0.73%	0.66%	3.33%	0.04%	0.20%	0.00%	5.23%	0.62%	4.61%	$4,094	33.02%
OABC OmniAmerican Bancorp Inc of TX	0.43%	3.87%	0.89%	2.99%	0.27%	2.71%	0.00%	-0.10%	1.09%	0.99%	3.34%	0.00%	0.29%	0.00%	4.16%	1.06%	3.10%	$3,933	33.55%
RCKB Rockville Financial of CT	0.84%	4.17%	0.62%	3.55%	0.19%	3.36%	0.01%	-0.06%	0.54%	0.49%	2.90%	0.00%	0.25%	0.00%	4.39%	0.77%	3.62%	$6,937	30.72%
UBNK United Financial Bancorp of MA	0.69%	4.16%	0.93%	3.23%	0.21%	3.02%	0.00%	0.00%	0.65%	0.65%	2.65%	0.01%	-0.03%	0.00%	4.42%	1.09%	3.34%	$5,887	24.33%
WFD Westfield Financial Inc. of MA	0.48%	3.36%	1.01%	2.35%	0.11%	2.25%	0.00%	-0.01%	0.30%	0.30%	2.07%	0.00%	0.16%	0.00%	3.55%	1.22%	2.32%	$7,317	21.08%

(1) Financial information is for the quarter ending June 30, 2012

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

expense ratio. The Company's higher interest income ratio was supported by maintaining a higher overall yield earned on interest-earning assets (5.35% versus 4.42% for the Peer Group), which was partially offset by the Peer Group's higher concentration of assets maintained in interest-earning assets. The Peer Group's lower interest expense ratio was supported by a slightly lower cost of funds (1.10% versus 1.23% for Charter Financial), as well as the lower level of interest-bearing liabilities maintained by the Peer Group. Overall, Charter Financial and the Peer Group reported net interest income to average assets ratios of 3.48% and 3.18%, respectively.

In another key area of core earnings strength, the Company maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Company and the Peer Group reported operating expense to average assets ratios of 3.75% and 2.91%, respectively. The Company's higher operating expense ratio is viewed to be in attributable to its more diversified operations with respect to generating sources of non-interest operating income, as implied by its higher level of non-interest operating income. Accordingly, consistent with the higher staffing needs of the Company's operations, assets per full time equivalent employee equaled $3.5 million for Charter Financial versus $6.1 million for the Peer Group. On a post-offering basis, following the increase in capital realized from the infusion of net stock proceeds, Charter Financial's capacity to leverage operating expenses will be greater than the Peer Group's leverage capacity.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Company's earnings were less favorable than the Peer Group's. Expense coverage ratios for Charter Financial and the Peer Group equaled 0.93x and 1.09x, respectively.

Sources of non-interest operating income provided a larger contribution to the Company's earnings, with such income amounting to 1.06% and 0.84% of Charter Financial's and the Peer Group's average assets, respectively. Taking non-interest operating income into account in comparing the Company's and the Peer Group's earnings, Charter Financial's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 81.50% percent was less favorable than the Peer Group's efficiency ratio of 71.89%.

Loan loss provisions had a slightly larger impact on the Company's earnings, with loan loss provisions established by the Company and the Peer Group equaling 0.42% and 0.31% of average assets, respectively.

Net gains equaled 0.14% of average assets for the Company, versus a net loss equal to 0.04% of average assets for the Peer Group. Typically, gains and losses generated from the sale of assets are viewed as earnings with a relatively high degree of volatility, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution's core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Extraordinary items were not a factor in either the Company's or the Peer Group's earnings.

Taxes had a larger impact on the Peer Group's earnings, as the Company and the Peer Group posted effective tax rates of 11.37% and 26.96%, respectively. As indicated in the prospectus, the Company's effective marginal tax rate is equal to 38.0%.

Loan Composition

Table 3.4 presents data related to the Company's and the Peer Group's loan portfolio compositions (including the investment in mortgage-backed securities). The Company's loan portfolio composition reflected a lower concentration of 1-4 family permanent mortgage loans and mortgage-backed securities than maintained by the Peer Group (27.31% of assets versus 45.52% for the Peer Group). The Company's lower ratio was attributable to maintaining lower concentrations of both mortgage-backed securities and 1-4 family permanent mortgage loans. Loans serviced for others equaled 1.4% and 12.7% of the Company's and the Peer Group's assets, respectively, thereby indicating that loan servicing income had a more significant impact on the Peer Group's earnings. Charter Financial did not maintain any servicing intangibles and average servicing intangibles for the Peer Group equaled 0.1% of assets.

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of September 30, 2012

Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
	Portfolio Composition as a Percent of Assets								
Charter Financial	15.61%	11.70%	4.47%	38.18%	3.32%	2.22%	67.29%	$14,863	$0
All Public Companies									
Averages	12.54%	33.93%	3.10%	23.34%	4.07%	1.77%	62.61%	$1,364,987	$11,045
Medians	10.98%	33.83%	2.28%	23.24%	3.18%	0.36%	62.43%	$12,430	$228
State of GA									
Averages	16.11%	26.36%	6.42%	20.76%	4.17%	4.05%	59.88%	$0	$60
Medians	15.36%	21.62%	4.25%	25.06%	3.32%	2.81%	61.31%	$0	$0
Comparable Group									
Averages	18.36%	27.16%	3.33%	23.93%	6.98%	2.74%	62.39%	$180,051	$1,154
Medians	14.96%	22.04%	2.69%	27.36%	7.27%	0.38%	61.88%	$39,890	$365
Comparable Group									
ESSA ESSA Bancorp, Inc. of PA	14.96%	53.97%	1.37%	8.87%	0.77%	0.18%	43.53%	$0	$365
FDEF First Defiance Fin. Corp of OH	7.34%	16.22%	2.69%	36.64%	15.75%	0.77%	81.73%	$1,312,380	$7,752
BANC First PacTrust Bancorp of CA	5.58%	46.74%	0.82%	24.84%	5.87%	0.10%	47.50%	$201,530	$1,688
FXCB Fox Chase Bancorp, Inc. of PA	29.63%	23.81%	2.00%	27.36%	10.39%	0.38%	61.52%	$39,890	$199
FRNK Franklin Financial Corp. of VA (1)	24.80%	7.84%	6.39%	28.53%	0.00%	0.00%	62.16%	$0	$0
HBOS Heritage Finl Group, Inc of GA	13.14%	21.61%	4.25%	25.06%	6.52%	2.81%	61.31%	$0	$0
HBCP Home Bancorp Inc. Lafayette LA	11.84%	21.81%	7.41%	29.57%	7.27%	3.46%	63.38%	$0	$600
OABC OmniAmerican Bancorp Inc of TX	30.72%	22.04%	4.95%	5.37%	3.57%	21.27%	61.88%	$149,340	$859
RCKB Rockville Financial Inc. of CT	7.34%	35.73%	3.66%	31.77%	8.40%	0.15%	78.90%	$205,760	$870
UBNK United Financial Bancorp of MA	17.47%	31.75%	2.52%	27.70%	9.69%	0.83%	69.67%	$69,520	$365
WFD Westfield Financial Inc. of MA	39.11%	17.28%	0.57%	17.52%	8.59%	0.14%	54.70%	$2,140	$0

(1) Financial information is for the quarter ending June 30, 2012

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Diversification into higher risk and higher yielding types of lending was more significant for the Company. Multi-family/commercial real estate loans represented the most significant area of lending diversification for the Company (38.2% of assets), followed by construction/land loans (4.5% of assets) and commercial business loans (3.3% of assets). Likewise, the Peer Group's lending diversification also consisted primarily of multi-family/commercial real estate loans (23.9% of assets), followed by commercial business loans (7.0% of assets) and construction/land loans (3.3% of assets). Consumer loans constituted a minor area of lending diversification for the Company and the Peer Group, with such loans amounting to 2.2% and 2.7% of their respective assets. Overall, the Company's asset composition provided for a slightly higher risk weighted assets-to-assets ratio of 67.3% compared to 62.4% for the Peer Group.

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group. In terms of balance sheet composition, Charter Financial's interest rate risk characteristics were considered to be less favorable relative to the comparable measures for the Peer Group. Most notably, the Company's tangible equity-to-assets ratio and IEA/IBL ratio were below the Peer Group's ratios. Likewise, more significant balance sheet interest rate risk was implied by the Company's higher ratio of non-interest earning assets as percent of assets. On a pro forma basis, the infusion of stock proceeds should serve to provide the Company with more comparable balance sheet interest rate risk characteristics as maintained by the Peer Group, given the increases that will be realized in Company's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Charter Financial and the Peer Group. In general, the more significant fluctuations in the Company's ratios implied that the interest rate risk associated with the Company's net interest income was greater compared to the Peer Group's, based on the interest rate environment that prevailed during the period covered in Table 3.5. The stability of the Company's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Charter Financials assets and the proceeds will be substantially deployed into interest-earning assets.

Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of September 30, 2012 or Most Recent Date Available

	Balance Sheet Measures			Quarterly Change in Net Interest Income					
Institution	Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	9/30/2012	6/30/2012	3/31/2012	12/31/2011	9/30/2011	9/30/2011
				(change in net interest income is annualized in basis points)					
Charter Financial	13.3%	102.1%	12.8%	-12	2	38	37	-52	40
All Public Companies	12.1%	108.1%	6.1%	-1	-1	-4	-1	0	5
State of GA	9.8%	99.4%	11.7%	NA	10	16	26	-9	21
Comparable Group									
Averages	14.5%	110.7%	7.3%	13	-3	1	-2	12	11
Medians	14.2%	109.8%	6.4%	9	-3	-2	-5	4	7
Comparable Group									
ESSA ESSA Bancorp, Inc. of PA	11.5%	107.2%	7.1%	38	-3	0	-12	-11	0
FDEF First Defiance Fin. Corp of OH	9.2%	105.7%	8.5%	6	1	-13	-4	3	7
BANC First PacTrust Bancorp of CA	10.7%	108.6%	5.8%	NA	-34	30	-20	4	-16
FXCB Fox Chase Bancorp, Inc. of PA	17.1%	116.7%	4.2%	12	-12	3	8	16	4
FRNK Franklin Financial Corp. of VA (1)	23.4%	123.5%	6.4%	NA	-3	-10	8	18	34
HBOS Heritage Fin Group, Inc of GA	11.1%	98.0%	14.9%	NA	21	23	49	18	16
HBCP Home Bancorp Inc. Lafayette LA	14.2%	106.9%	9.2%	40	-4	-3	-32	51	0
OABC OmniAmerican Bancorp Inc of TX	16.0%	111.8%	7.2%	12	-3	-2	-16	-10	36
RCKB Rockville Financial Inc. of CT	16.7%	115.5%	5.4%	-7	-1	2	5	49	20
UBNK United Financial Bancorp of MA	13.2%	109.8%	6.1%	4	2	-9	-5	0	14
WFD Westfield Financial Inc. of MA	16.1%	114.4%	5.0%	-3	5	-7	-5	-6	3

(1) Financial information is for the quarter ending June 30, 2012
NA=Change is greater than 100 basis points during the quarter.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Credit Risk

Overall, based on a comparison of credit quality measures, the Company's credit risk exposure was considered to be less in comparison to the Peer Group's credit risk exposure. As shown in Table 3.6, the Company's non-performing assets as a percent of non-covered assets and non-performing loans as a percent non-covered loans equaled 0.66% and 0.79%, respectively, versus comparable measures of 2.14% and 2.87% for the Peer Group. The Company's and Peer Group's loss reserves as a percent of non-performing loans equaled 237.67% and 70.80%, respectively. Loss reserves maintained as a percent of non-covered loans equaled 1.87% for the Company, versus 1.26% for the Peer Group. Net loan charge-offs as a percent of loans were more significant for the Company, as net loan charge-offs on non-covered loans for the Company equaled 1.03% of non-covered loans versus 0.12% of loans for the Peer Group.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Company. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of September 30, 2012 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Charter Financial	0.26%	0.66%	0.79%	1.87%	237.67%	147.49%	$4,480	1.03%
All Public Companies								
Averages	0.50%	3.31%	3.97%	1.49%	54.60%	42.76%	$1,241	0.45%
Medians	0.20%	2.19%	3.00%	1.26%	42.30%	34.58%	$429	0.23%
State of GA								
Averages	0.45%	3.58%	5.32%	1.88%	51.34%	44.31%	$1,672	0.87%
Medians	0.20%	2.32%	4.52%	1.88%	52.12%	48.01%	$1,556	0.24%
Comparable Group								
Averages	0.41%	2.14%	2.87%	1.26%	70.80%	56.77%	$413	0.12%
Medians	0.21%	2.12%	2.76%	1.16%	45.38%	34.48%	$319	0.09%
Comparable Group								
ESSA ESSA Bancorp, Inc. of PA	0.21%	2.48%	3.45%	0.76%	27.53%	25.76%	$1,598	0.00%
FDEF First Defiance Fin. Corp of OH	0.14%	2.19%	2.76%	1.73%	62.48%	58.53%	$804	0.22%
BANC First PacTrust Bancorp of CA	0.52%	2.60%	2.62%	0.93%	35.59%	28.47%	$100	0.03%
FXCB Fox Chase Bancorp, Inc. of PA	0.71%	3.04%	3.61%	1.64%	45.38%	34.48%	$475	0.28%
FRNK Franklin Financial Corp. of VA (1)	1.54%	5.10%	8.24%	2.22%	26.99%	18.83%	$10	-0.07%
HBOS Heritage Fin,Group, Inc of GA	0.13%	1.68%	2.90%	1.33%	52.12%	48.01%	$319	0.24%
HBCP Home Bancorp Inc. Lafayette LA	0.54%	1.92%	2.14%	0.73%	36.55%	26.20%	$464	0.29%
OABC OmniAmerican Bancorp Inc of TX	0.46%	2.12%	2.85%	0.98%	34.48%	26.95%	$394	0.21%
RCKB Rockville Financial Inc. of CT	0.13%	0.99%	1.08%	1.16%	102.08%	90.90%	$17	0.00%
UBNK United Financial Bancorp of MA	0.08%	1.12%	1.37%	1.03%	73.46%	63.33%	$251	0.09%
WFD Westfield Financial Inc. of MA	0.09%	0.31%	0.50%	1.40%	282.13%	202.97%	$107	0.07%

(1) Financial information is for the quarter ending June 30, 2012

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company's conversion transaction.

Appraisal Guidelines

The regulatory written appraisal guidelines reissued by the OCC and implemented by the FRB specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, particularly second-step conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Charter Financial's operations and financial condition; (2) monitor Charter Financial's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks and Charter Financial's stock specifically; and (4) monitor pending conversion offerings, particularly second-step conversions, (including those in the offering phase), both regionally and nationally. If, during the conversion process, material changes occur, RP Financial will determine if updated valuation reports should be prepared to reflect such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Charter Financial's value, or Charter Financial's value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strengths are noted as follows:

- Overall A/L Composition. In comparison to the Peer Group, the Company's interest-earning asset composition showed a similar concentration of cash and investments and a lower concentration of loans. Diversification into higher risk and higher yielding types of loans was more significant for the Company while the Peer Group maintained a higher concentration of 1-4 family loans. Overall, in comparison to the Peer Group, the Company's interest-earning asset composition provided for a higher yield earned on interest-earning assets and a slightly higher risk weighted assets-to-assets ratio. Charter Financial's funding composition reflected higher and lower levels of deposits and borrowings, respectively, which translated into a slightly higher cost of funds for the Company. Overall, as a percent of assets, the Company maintained a lower level of interest-earning assets and a slightly higher level of interest-bearing liabilities compared to the Peer Group's ratios, which resulted in a lower IEA/IBL ratio for the Company. After factoring in the impact of the net stock proceeds, the Company's IEA/IBL ratio should be more comparable to the Peer Group's ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.

- Credit Quality. The Company's ratio for non-performing assets as a percent of assets and non-performing loans as a percent of loans were below the comparable ratios for the Peer Group. Loss reserves as a percent of non-performing loans were higher for the Company and the Company also maintained higher loss reserves as a percent of loans. Net loan charge-offs as a percent of loans were more significant for the Company. The Company's risk weighted assets-to-assets ratio was slightly above the Peer Group's ratio, which was consistent with the Company's greater diversification into loans with higher implied credit risk. Overall, RP Financial concluded that credit quality was a moderately positive factor in our adjustment for financial condition.

- Balance Sheet Liquidity. The Company operated with a similar level of cash and investment securities relative to the Peer Group (29.4% of assets versus 28.7% for the Peer Group). Following the infusion of stock proceeds, the Company's cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into cash and investments. The Company was viewed as having slightly greater future borrowing capacity relative to the Peer Group, based on the lower level of borrowings currently funding the Company's assets. Overall, RP Financial concluded that balance sheet liquidity was a slightly positive factor in our adjustment for financial condition.

- Funding Liabilities. The Company's interest-bearing funding composition reflected a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group ratios, which translated into a slightly higher cost of funds for the Company. Total interest-bearing liabilities as a percent of assets were slightly higher for the Company. Following the stock offering, the increase in the Company's capital position will reduce the level of interest-bearing liabilities funding the Company's assets. Overall, RP Financial concluded that funding liabilities were a neutral factor in our adjustment for financial condition.

- Capital. The Company currently operates with a slightly lower tangible equity-to-assets ratio than the Peer Group. Following the stock offering, Charter Financial's pro forma tangible capital position will be well above the Peer Group's tangible equity-to-assets ratio. The Company's higher pro forma capital position implies greater leverage capacity, lower dependence on interest-bearing liabilities to fund assets and a greater capacity to absorb unanticipated losses. At the same time, the Company's more significant capital surplus will make it difficult to achieve a competitive ROE. On balance, RP Financial concluded that capital strength was a slightly positive factor in our adjustment for financial condition.

On balance, Charter Financial's balance sheet strength was considered to be more favorable than the Peer Group's balance sheet strength and, thus, a slight upward adjustment was applied for the Company's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Company's reported earnings were slightly lower than the Peer Group's on a ROAA basis (0.46% of average assets versus 0.54% for the Peer Group), which was primarily due to the Company's higher level of operating expenses. Comparatively, the Company maintained relative earnings advantages in the areas of net interest income, non-interest operating income and net gains. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Company's earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by implementation of additional stock benefit plans in connection with the second-step offering. Overall, the Company's pro forma reported earnings were considered to be less favorable than the Peer Group's earnings and, thus, RP Financial concluded that this was a slightly negative factor in our adjustment for profitability, growth and viability of earnings.
- Core Earnings. Net interest income, operating expenses, non-interest operating income and loan loss provisions were reviewed in assessing the relative strengths and weaknesses of the Company's and the Peer Group's core earnings. The Company operated with a higher net interest income ratio, a higher operating expense ratio and a higher level of non-interest operating income. The Company's higher ratio for operating expenses translated into a lower expense coverage ratio in comparison to the Peer Group's ratio (equal to 0.93x versus 1.09X for the Peer Group). Similarly, the Company's efficiency ratio of 81.50% was less favorable than the Peer Group's efficiency ratio of 71.89%. Loan loss provisions had a slightly larger impact on the Company's earnings. Overall, these measures, as well as the expected earnings benefits the Company should realize from the redeployment of stock proceeds into interest-earning assets and leveraging of post-conversion capital, which will be somewhat negated by expenses associated with the stock benefit plans, indicate that the Company's pro forma core earnings will remain less favorable than the Peer Group's earnings on a ROAA basis. Therefore, RP Financial

concluded that this was a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

- Interest Rate Risk. Quarterly changes in the Company's and the Peer Group's net interest income to average assets ratios indicated a higher degree of volatility was associated with the Company's net interest margin. Other measures of interest rate risk, such as capital and IEA/IBL ratios were stronger for the Peer Group. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Company with equity-to-assets and IEA/ILB ratios that will be more comparable to the Peer Group ratios, as well as enhance the stability of the Company's net interest margin through the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that interest rate risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

- Credit Risk. Loan loss provisions were a slightly larger factor in the Company's earnings (0.42% of average assets versus 0.31% of average assets for the Peer Group). In terms of future exposure to credit quality related losses, lending diversification into higher risk types of loans was more significant for the Company. The Company's credit quality measures generally implied less credit risk exposure relative to the comparable credit quality measures indicated for the Peer Group. Overall, RP Financial concluded that credit risk was a moderately positive factor in our adjustment for profitability, growth and viability of earnings.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Company maintained a higher interest rate spread than the Peer Group, which would tend to continue to support a higher net interest income ratio for the Company going forward based on the current prevailing interest rate environment. Second, the infusion of stock proceeds will provide the Company with more significant growth potential through leverage than currently maintained by the Peer Group. Third, the Company's higher ratio of non-interest operating income and the Peer Group's lower operating expense ratio were viewed as respective advantages to sustain earnings growth during periods when net interest margins come under pressure as the result of adverse changes in interest rates. Overall, earnings growth potential was considered to be a slightly positive factor in our adjustment for profitability, growth and viability of earnings.

- Return on Equity. Currently, the Company's core ROE is lower than the Peer Group's core ROE. As the result of the significant increase in capital that will be realized from the infusion of net stock proceeds into the Company's equity, the Company's pro forma return equity on a core earnings basis will remain lower than the Peer Group's core ROE. Accordingly, this was a moderately negative factor in the adjustment for profitability, growth and viability of earnings.

On balance, Charter Financial's pro forma earnings strength was considered to be less favorable than the Peer Group's and, thus, a slight downward adjustment was applied for profitability, growth and viability of earnings.

3. Asset Growth

Comparative twelve-month asset growth rates for the Company and the Peer Group showed an 11.9% decrease in the Company's assets, versus an 11.2% increase in the Peer Group's assets. The Peer Group's stronger asset growth was in part supported by acquisition related growth. Asset shrinkage for the Company consisted of loans and cash investments, which was largely related to funding planned deposit run-off of deposits assumed in the FDIC-assisted acquisition completed in September 2011 and a decline in loans covered by loss sharing agreements. Comparatively, asset growth for the Peer Group was primarily sustained by loan growth and supplemented with a less significant increase in cash and investments. The Company's recent asset growth trends would tend to be viewed less favorably than the Peer Group's in terms of supporting future earnings growth. However, given that the Company's asset shrinkage was mostly attributable to a planned reduction in assets acquired from the FDIC and, on a pro forma basis, the Company's tangible equity-to-assets ratio will exceed the comparable Peer Group ratio and, thus, provide the Company with greater leverage capacity compared to the Peer Group. Notably, the Company's greater leverage capacity will be conducive to pursuing more FDIC-assisted acquisitions, as there continues to be a relatively high number of failed institutions out for bid in the Company's regional market area. On balance, no adjustment was applied for asset growth.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Charter Financial maintains its largest branch presence and largest concentration of deposits in Troup County, where the Company also maintains its headquarters. Troup County is somewhat of rural market, as indicated by low population density and relatively low measures for household and per capita income. Through de novo branching and acquisitions, the Company has expanded into more densely populated markets along the I-85 corridor into the Atlanta metropolitan area, eastern Alabama and the Florida Panhandle. Expansion into larger and more affluent markets has provided the Company with growth opportunities, but such growth must be achieved in a more competitive market environment relative to the competitiveness of the Troup County market. Troup County's September 2012 unemployment rate was higher than the comparable U.S. and Georgia unemployment rates and higher than all but one of the other primary area counties served by the Company's branches.

Overall, the markets served by the Peer Group companies were viewed as slightly more favorable with respect to supporting growth opportunities, as they generally operated in more populous and affluent markets than served by the Company particularly in comparison to Troup County. The Company's competitive position in its primary market area, as indicated by deposit market share, was viewed to be stronger than maintained by the Peer Group companies in general. Charter Financial's deposit market share equaled 20.7% in Troup County versus a 14.3% average deposit market share and an 8.9% median deposit market share indicated for the Peer Group companies in their respective primary market area counties. Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-4. As shown in Table 4.1, September 2012 unemployment rates for the majority of the markets served by the Peer Group companies were lower than the September 2012 unemployment rate for Troup County. On balance, we concluded that a slight downward adjustment was appropriate for the Company's market area.

Table 4.1
Market Area Unemployment Rates
Charter Financial Corporation and the Peer Group Companies(1)

	County	September 2012 Unemployment
Charter Financial- GA	Troup	9.5%
Peer Group Average		7.1%
ESSA Bancorp – PA	Monroe	9.2
First Defiance Financial - OH	Defiance	6.7
First PacTrust Bancorp – CA	Orange	7.1
Fox Chase Bancorp, Inc. - PA	Montgomery	6.5
Franklin Financial Corp. – VA	Henrico	5.5
Heritage Financial Group- GA	Dougherty	10.6
Home Bancorp. – LA	Lafayette	4.0
OmniAmerican Bancorp – TX	Tarrant	6.2
Rockville Financial Inc. – CT	Tolland	6.8
United Financial Bancorp – MA	Hampden	8.0
Westfield Financial Inc. – MA	Hamden	8.0

(1) Unemployment rates are not seasonally adjusted.

Source: SNL Financial.

5. Dividends

Charter Financial has indicated its intention to pay a $0.05 quarterly cash dividend, which equals $0.20 per share on an annualized basis and an annual yield of 2.0% yield based on the $10.00 per share offering price. However, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Eight out of the eleven Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.19% to 4.07%. The average dividend yield on the stocks of the Peer Group institutions was 1.72% as of November 23, 2012. As of November 23, 2012, approximately 61% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 1.57%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends. The Company's indicated dividend policy provides for a slightly higher yield compared to the Peer Group's average dividend yield, while the Company's implied payout ratio is above the Peer Group's payout ratio. At the same time, the Company's pro forma tangible equity-assets ratio will exceed the Peer Group's ratio across the conversion offering range and, therefore, will support Charter Financial's dividend paying capacity from a capital perspective. Accordingly, on balance, we concluded that no adjustment was warranted for purposes of the Company's dividend policy.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All eleven of the Peer Group members trade on the NASDAQ Global Select Market. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $99 million to $364 million as of November 23, 2012, with average and median market values of $194 million and $169 million, respectively. The shares issued and outstanding of the Peer Group companies ranged from 7.5 million to 28.6 million, with average and median shares outstanding of 14.3 million and 12.4 million, respectively. The Company's second-step stock offering is expected to provide for a pro forma market value and shares outstanding that will be in the upper end of the Peer Group's ranges for market values and shares outstanding. Consistent with all of the Peer Group companies, the Company's stock will also be quoted on the NASDAQ Global Select Market following the stock offering. Overall, we anticipate that the Company's stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that four separate markets exist for thrift stocks, including those coming to market such as Charter Financial's: (A) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (B) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted company; (C) the acquisition market for thrift franchises in Georgia, Florida and Alabama; and (D) the market for the public stock of Charter Financial. All of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays various stock price indices for thrifts.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. More signs of an improving U.S. economy sustained a generally positive trend in the broader stock market at the start of 2012. Major stock indexes moved to six-month highs in mid-January, as investors responded to encouraging jobs data and solid fourth quarter earnings posted by some large banks. Disappointing economic data, including weaker than expected new home sales in December and fourth quarter GDP growth falling short of expectations, contributed to the Dow Jones Industrial Average ("DJIA") posting its first weekly loss of 2012 in late-January. Notwithstanding the downward trend in late-January, gains in the major stock indexes for January were the largest in fifteen years. A strong jobs report for January helped stocks regain some traction in early-February, with the DJIA moving to its highest close since May 2008. The DJIA posted its sharpest one day decline for 2012 heading into mid-February, which was attributable to renewed fears of a Greek default and disappointing readings on the U.S. economy. Signs of an accelerating U.S. economic recovery and indications of progress toward an agreement on a bailout for Greece propelled the DJIA to a 52-week high in mid-February. In late-February, the DJIA closed above 13000 for the first time since the financial crisis and February marked the fifth straight month that the DJIA closed higher. Stocks faltered in early-March on worries about Greece and slower global economic growth, which was followed by a rebound going into mid-March. Some favorable economic reports, including solid job growth reflected in the February employment data, Greece moving closer to completing its debt restructuring and most of the largest U.S. banks passing the latest round of "stress tests" contributed to the rally that pushed the broader stock market to multi-year highs in mid-March. Concerns about slower growth in China pulled stocks lower heading into the close of the first quarter, while the broader stock market closed out the first quarter with a gain. Overall, the DJIA was up 8.1% for the first quarter, which was the best first quarter performance for the DJIA since 1998.

Following the strong first quarter of 2012, stocks moved lower at the beginning of the second quarter. Among the factors contributing to the decline included minutes from the latest Federal Reserve meeting that suggested further monetary stimulus was unlikely and a disappoint employment report for March, in which job growth was less than expected. The DJIA had its worst week for 2012 in mid-April, as worries over rising borrowings costs for European countries fueled the downturn. Stocks rebounded at the end of April and the DJIA moved to a four year high at the start of May, with some favorable first quarter earnings posted by some blue chip stocks and a stronger than expected reading for manufacturing activity in April supporting the gains. A disappointing jobs report for April fueled a sell-off in the broader stock market to close out the first week of May, with the DJIA recording its worst week of 2012 on heightened concerns that the economic recovery was heading for a slowdown. A downward trend generally prevailed in the broader stock market through most of May 2012, as concerns about Europe's intensifying debt crisis weighed on investor sentiment and a large trading loss disclosed by J.P. Morgan rattled financial markets. Overall, the DJIA declined 6.2% during the entire month of May, which was its largest monthly decline in two years. Stocks plunged at the start of June, as investors reacted to the weaker than expected jobs data for May which included a slight increase in the national unemployment rate. After the DJIA moved into negative territory for 2012, stocks rebounded heading into mid-June on hopes that central banks in both the U.S. and Europe would intervene to battle slowing economic growth and worsening problems in the euro zone. Volatility prevailed in the broader stock market in mid-June, reflecting investor uncertainty over Spain's planned bank bailout and the Federal Reserve's willingness to take more measures to stimulate the economy. Weak economic reports from Europe, China and the U.S., along with ongoing concerns over the debt crisis in Europe, drove stocks lower heading into late-June. Some positive readings for the housing sector and Euro finance ministers agreeing to the terms of a bailout for Spain's troubled banks helped to lift stocks at the close of the second quarter.

A weak employment for June sent stocks lower at the start of the third quarter of 2012. The downward trend in stocks continued going into mid-July, as more signs that the economy was stalling weighed on investors. Some strong second earnings reports coming out of the tech sector, better-than-expected second quarter earnings reported by J.P. Morgan and increased expectations of the Federal Reserve taking new steps to stimulate the economy supported a mid-July rebound in the stock market. Data showing a weakening U.S. economy and more euro zone concerns after Moody's lowered its outlook for Germany contributed to three consecutive triple digit declines in the DJIA heading into late-July. The sell-off was followed by a two-day rally, as relatively modest second quarter GDP growth of 1.5% met expectations and increased hopes of further stimulus by the Federal Reserve. After trading lower at the close of July and at the beginning of August, stocks rallied on the stronger-than-expected jobs report for July which showed employers hired the most workers in five months. The DJIA hit a three month high going into mid-August, as worries about Europe's sovereign debt crisis ebbed and a Federal Reserve official called for additional stimulus by the Federal Reserve to boost economic growth. Low inflation reflected in the July core consumer price index and an early-August survey showing an increase in consumer confidence contributed to a mild stock market rally in mid-August. New signs of weakness in the global economy pushed stocks lower heading into the second half of August, which was followed by a rally on growing expectations that the Federal Reserve would take further action to stimulate the economy. Escalating fears about Europe's economy pushed the DJIA to a four week low in late-August, which was followed by a one-day rally sparked by comments made by the Federal Reserve Chairman indicating that the Federal Reserve was prepared to further stimulate the economy if necessary. News that the European Central Bank planned to make unlimited purchases of euro member government bonds helped stocks to rally to multi-year highs in early-September, with the DJIA closing at its highest level in four years. Investors turned cautious following the disappointing job growth reflected in the August employment report, as the broader stock market traded in a narrow range going into mid-September. Stocks rallied following the Federal Reserve's mid-September announcement that it was launching an aggressive program to spur the economy through open-ended commitments to buy mortgage-backed securities, with the DJIA posting its highest close since December 2007. Following the rally, stocks traded in a narrow range and then dipped in late-September on renewed concerns over financial bailouts in the euro zone. Varied reports on euro zone debt issues provided for a trendless market to close out the third quarter of 2012.

At the start of the fourth quarter of 2012, stocks traded up on some better-than-expected economic data including reports that manufacturing activity in September expanded for the first time since May, service sector activity expanded at a higher rate in September and the September unemployment rate dropped below 8.0% to a 44-month low of 7.8%. Stocks reversed course heading into mid-October amid concerns about a slowing global economy and a disappointing start to the third quarter earnings season. Favorable readings for September retail sales and residential home construction contributed to a four day upturn in the broader stock market in mid-October, which was followed by a sell-off heading into late-October. Disappointing third quarter earnings reports posted by some blue chip stocks was noted as the primary factor driving the downturn. Some favorable readings on manufacturing activity and consumer confidence boosted stocks at the start of November, which was followed by a one-day sell-off despite the October employment report showing better-than-expected job growth. The broader market sell-off accelerated following the Presidential election, as investors began to focus on the looming "fiscal cliff" and more flare-ups in Europe's debt crisis. The NASDAQ moved into correction territory in mid-November, closing down more than 10% from mid-September highs. Optimism that the U.S. budget impasse would be resolved prior to reaching the "fiscal cliff", more signs that the recovery in the housing market was gaining momentum and a cease-fire between Israel and Hamas contributed to stock market gains heading into the second half of November. On November 23, 2012, the DJIA closed at 13009.68, an increase of 15.8% from one year ago and an increase of 6.5% year-to-date, and the NASDAQ closed at 2966.85, an increase of 21.5% from one year ago and an increase of 13.9% year-to-date. The Standard & Poor's 500 Index closed at 1409.15 on November 23, 2012, an increase of 21.6% from one year ago and an increase of 12.1% year-to-date.

The market for thrift stocks has been somewhat uneven as well in recent quarters. Some encouraging news on the economy helped thrift stocks to advance at the beginning of 2012. Bank and thrift stocks did not keep pace with the broader stock market heading into the second half of January, as financials traded in a narrow range on mixed fourth quarter earnings reports coming out of the sector. Financial stocks led the broader market lower in late-January, as investors focused on the standoff between Greece and its creditors and the cut in Bank of America's rating by Goldman Sachs. The better-than-expected employment report for January boosted thrift stocks in early-February, which was followed by a slight pullback on some profit taking and renewed concerns about the Greek bailout. Bank and thrift stocks advanced in mid-February on increased optimism that Greece was close to getting approval of its bailout package. Financials traded in a fairly narrow range going into late-February and then retreated along with the broader stock market in late-February and early-March, based on concerns related to the global economy. Generally favorable results from the Federal Reserve's latest round of "stress test" triggered a broad based rally for bank and thrift stocks in mid-March. Thrift stocks traded in a narrow range to close out the first quarter.

Thrift stocks tumbled along with stocks in general at the start of the second quarter 2012, as investors reacted to the weaker than expected job growth reflected in the March employment report and renewed concerns about Europe's debt problems. The March consumer price index, which showed that core inflation was still above the Federal Reserve's target range also pressured thrift stocks lower in mid-April. Thrift stocks rebounded in late-April, as the Federal Reserve meeting concluded with no change in its target rate and reaffirmation of the Federal Reserve's plan to keep short-term rates near zero until late-2014. The disappointing employment report for April led thrift stocks lower to close out the first week of May. J.P Morgan's disclosure of a large trading loss rattled financial stocks in general in mid-May 2012, while weakness in the broader stock market filtered into prices of thrift stocks heading into late-May. The disappointing job numbers for May accelerated the downturn in thrift stocks at the start of June, which was followed by an uneven performance that was consistent with the volatility exhibited in the broader stock market. A Moody's downgrade of five large U.S. banks, along with weakness in the broader stock market, weighed on thrift stocks heading into late-June. Thrift stocks posted gains along with the broader stock market at the close of the second quarter, as the sector benefitted from some upbeat reports for the housing sector and the restructuring of a bailout for Spain's troubled banks.

Thrift stocks traded lower in early-July 2012, as weaker-than-expected job growth reflected in the June employment report raised concerns about a slowing U.S. economy. Mixed earnings reports coming out of the thrift sector provided for a narrow trading range for thrift stocks through the first half of July, with a large portion of the sector experiencing a decline in revenues from interest rate spread compression. Thrift stocks faltered along with the broader stock market heading into late-July, as rising concerns about Europe hurt investor confidence. Assurances from the European Central Bank president of effective intervention and heightened expectations of further stimulus by the Federal Reserve helped to boost thrift stocks along with the broader stock market in late-July. After stumbling at the start of August on news of more weak economic data coming out of the U.S., thrift stocks rebounded on the better-than-expected job growth reflected in the August employment report. Signs of an improving housing market, including a 6% rise in second quarter home prices, helped to boost thrift stocks heading into mid-August. Thrift stocks edged higher in mid-August, as the July consumer price index indicated that inflation remained in check. Mixed economic data and positive comments from the Federal Reserve concerning further steps to bolster the economy translated into a narrow trading range for the thrift sector heading into late-August. M&T Bank Corp.'s announced acquisition of Hudson Bancorp boosted thrift stocks in late-August, which was followed by a narrow trading range to closeout August. Thrift stocks posted healthy gains in the first week of September, as financial stocks were bolstered by the European Central Bank's unlimited bond purchase initiative and increased expectations of further stimulus action by the Federal Reserve following the weak jobs report for August. Financial stocks led the broader stock market higher in mid-September, as investors had a favorable reaction to the Federal Reserve's announcement of a third round of quantitative easing. Following the upturn, thrift stocks stabilized to close out the third quarter.

Some September economic data that showed indications of an improving economy helped to boost thrift stocks at the start of the fourth quarter of 2012. Thrift stocks stabilized going into mid-October, and then experienced a sell-off as J.P. Morgan's and Well Fargo's third quarter earnings reports raised concerns of accelerating net interest margin contraction being experienced by financial institutions in general. An increase in residential home construction during September contributed to gains for the thrift sector in mid-October, which was followed by a slight pullback in the sector as investors reacted to mixed economic reports for third quarter GDP growth and pending sales of existing homes. Some favorable economic data boosted thrift stocks at the close of October and the start of November, which was followed by a decline with the release of the October employment report. Thrift stocks participated in the broader market sell-off following the Presidential election, as investors turned their attention to the "fiscal cliff" and the possibility that it could trigger a recession in the first half 2013. Solid increases in existing home sales and home prices and a rally in the broader stock market boosted thrift stocks going into second half of November. On November 23, 2012, the SNL Index for all publicly-traded thrifts closed at 544.2, an increase of 22.5% from one year ago and an increase of 13.0% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 4.2, three standard conversions and four second-step conversions have been completed during the past three months. The second-step conversion offerings are considered to be more relevant for Charter Financial's pro forma pricing. Two out of the four recent second-step conversion offerings were closed between the midpoint and maximum of their respective offering ranges and two were closed at the top of their respective super ranges. The average closing pro forma price/tangible book ratio of the four recent second-step conversion offerings equaled 67.6%. On average, the four second-step conversion offerings had price appreciation of 5.0% after their first week of trading. As of November 23, 2012, the four recent second-step conversion offerings showed an average price increase of 3.9% from their respective IPO prices.

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed in Last Three Months

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information: Excluding Foundation				Contribution to Char. Found.		Insider Purchases: % Off Incl. Fdn.+Merger Shares: Benefit Plans				Initial
Institution	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offer (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Public Off. Excl. Fdn. (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(1)	Div. Yield (%)
Standard Conversions																	
Meetinghouse Bancorp, Inc. - MA*	11/20/12	MTGB-OTCBB	$ 73	7.19%	1.02%	137%	$ 6.6	100%	132%	13.2%	N.A.	N.A.	8.0%	4.0%	10.0%	15.7%	0.00%
Hamilton Bancorp, Inc. - MD*	10/10/12	HBK-NASDAQ	$ 316	11.22%	1.96%	42%	$ 37.0	100%	132%	3.2%	N.A.	N.A.	8.0%	4.0%	10.0%	4.3%	0.00%
Madison County Financial, Inc. - NE*	10/4/12	MCBK-NASDAQ	$ 233	13.78%	0.16%	1131%	$ 31.9	100%	80%	4.8%	N.A.	N.A.	8.0%	4.0%	10.0%	11.9%	0.00%
Averages - Standard Conversions:			$ 208	10.73%	1.05%	437%	$ 25.2	100%	115%	7.1%	N.A.	N.A.	8.0%	4.0%	10.0%	10.6%	0.00%
Medians - Standard Conversions:			$ 233	11.22%	1.02%	137%	$ 31.9	100%	132%	4.8%	N.A.	N.A.	8.0%	4.0%	10.0%	11.9%	0.00%
Second Step Conversions																	
Polonia Bancorp, Inc., - PA*	11/13/12	PBCP-NASDAQ	$ 258	10.83%	0.81%	66%	$ 16.2	56%	132%	7.7%	N.A.	N.A.	6.8%	3.4%	8.4%	1.6%	0.00%
Malvern Bancorp, Inc., - PA*	10/12/12	MLVF-NASDAQ	$ 654	9.52%	2.27%	75%	$ 36.4	55%	132%	4.2%	N.A.	N.A.	0.0%	0.0%	0.0%	0.7%	0.00%
LaPorte Bancorp, Inc., - IN*	10/5/12	LPSB-NASDAQ	$ 479	12.06%	1.70%	59%	$ 27.1	55%	113%	4.9%	N.A.	N.A.	8.0%	4.0%	10.0%	0.8%	2.00%
Sound Financial Bancorp, Inc., - WA* (8)	8/23/12	SFBC-NASDAQ	$ 349	8.45%	2.81%	56%	$ 14.2	55%	105%	11.4%	N.A.	N.A.	8.0%	4.0%	10.0%	1.7%	0.00%
Averages - Second Step Conversions:			$ 435	10.22%	1.90%	64%	$ 23.5	56%	121%	7.0%	N.A.	N.A.	5.7%	2.8%	7.1%	1.2%	0.50%
Medians - Second Step Conversions:			$ 414	10.16%	1.99%	63%	$ 21.8	55%	123%	6.3%	N.A.	N.A.	7.4%	3.7%	9.2%	1.2%	0.00%
Averages - All Conversions:			$ 337	10.44%	1.57%	224%	$ 24.2	75%	119%	7.0%	N.A.	N.A.	6.7%	3.3%	8.3%	5.2%	0.29%
Medians - All Conversions:			$ 316	10.83%	1.78%	66%	$ 27.1	56%	132%	4.9%	N.A.	N.A.	8.0%	4.0%	10.0%	1.7%	0.00%

Institution	Pro Forma Data: Pricing Ratios(2)(5)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:							
	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Chge (%)	After First Week(3) ($)	% Chge (%)	After First Month(4) ($)	% Chge (%)	Thru 11/23/12 ($)	% Chge (%)
Standard Conversions															
Meetinghouse Bancorp, Inc. - MA*	64.7%	53.8x	8.5%	0.2%	13.1%	1.2%	$10.00	$11.25	12.5%	$11.25	12.5%	$11.25	12.5%	$11.25	12.5%
Hamilton Bancorp, Inc. - MD*	57.9%	NM	10.7%	-0.2%	18.6%	-0.9%	$10.00	$11.90	19.0%	$11.65	16.5%	$11.48	14.8%	$11.38	13.8%
Madison County Financial, Inc. - NE*	55.7%	10.1x	12.3%	1.2%	22.2%	5.4%	$10.00	$14.89	48.9%	$14.55	45.5%	$14.36	43.6%	$14.31	43.1%
Averages - Standard Conversions:	59.4%	31.9x	10.5%	0.4%	17.9%	1.9%	$10.00	$12.68	26.8%	$12.48	24.8%	$12.36	23.6%	$12.31	23.1%
Medians - Standard Conversions:	57.9%	31.9x	10.7%	0.2%	18.6%	1.2%	$10.00	$11.90	19.0%	$11.65	16.5%	$11.48	14.8%	$11.38	13.8%
Second Step Conversions															
Polonia Bancorp, Inc., - PA*	68.1%	NM	10.4%	-0.1%	15.2%	-0.8%	$8.00	$7.90	-1.3%	$8.05	0.6%	$8.12	1.5%	$8.12	1.5%
Malvern Bancorp, Inc., - PA*	67.5%	134.2	9.5%	0.1%	14.1%	0.5%	$10.00	$11.00	10.0%	$10.73	7.3%	$10.65	6.5%	$10.31	3.1%
LaPorte Bancorp, Inc., - IN*	69.1%	14.11	9.9%	0.7%	14.6%	4.4%	$8.00	$8.80	10.0%	$8.65	8.1%	$8.70	8.7%	$8.75	9.4%
Sound Financial Bancorp, Inc., - WA* (8)	65.5%	12.63	7.2%	0.6%	11.0%	5.1%	$10.00	$10.23	2.3%	$10.40	4.0%	$10.10	1.0%	$10.16	1.6%
Averages - Second Step Conversions:	67.6%	53.7x	9.2%	0.3%	13.7%	2.3%	$9.00	$9.48	5.3%	$9.46	5.0%	$9.39	4.4%	$9.33	3.9%
Medians - Second Step Conversions:	67.8%	14.1x	9.7%	0.3%	14.3%	2.4%	$9.00	$9.52	6.2%	$9.53	5.7%	$9.40	4.8%	$9.45	2.4%
Averages - All Conversions:	64.1%	45.0x	9.8%	0.3%	15.5%	2.1%	$9.43	$10.85	14.5%	$10.75	13.5%	$10.67	12.7%	$10.61	12.1%
Medians - All Conversions:	65.5%	14.1x	9.9%	0.2%	14.6%	1.2%	$10.00	$11.00	10.0%	$10.73	8.1%	$10.65	8.7%	$10.31	9.4%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) As a percent of MHC offering for MHC transactions.
(2) Does not take into account the adoption of SOP 93-6.
(3) Latest price if offering is less than one week old.
(4) Latest price if offering is more than one week but less than one month old.
(5) Mutual holding company pro forma data on full conversion basis.
(6) Simultaneously completed acquisition of another financial institution.
(7) Simultaneously converted to a commercial bank charter.
(8) Former credit union.

November 23, 2012

Shown in Table 4.3 are the current pricing ratios for the six fully-converted offerings completed during the past three months and trade on NASDAQ. The current average P/TB ratio of the NASDAQ traded, fully-converted recent conversions equaled 70.54%, based on closing stock prices as of November 23, 2012.

C. The Acquisition Market

Also considered in the valuation was the potential impact on Charter Financial's stock price of recently completed and pending acquisitions of thrift institutions operating in Georgia, Florida and Alabama. As shown in Exhibit IV-4, there were eighteen acquisitions of thrifts and banks headquartered in Georgia, Florida and Alabama completed from the beginning of 2011 through November 23, 2012 and there are currently thirteen acquisitions pending for thrift and banks based in Georgia, Florida or Alabama. The recent acquisition activity involving regional financial institutions may imply a certain degree of acquisition speculation for the Company's stock. To the extent that acquisition speculation may impact the Company's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced some degree of acquisition activity as well and, thus, are subject to the same type of acquisition speculation that may influence Charter Financial's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Charter Financial's stock would tend to be less compared to the stocks of the Peer Group companies.

D. Trading in Charter Financial's Stock

Since Charter Financial's minority stock currently trades under the symbol "CHFN" on the NASDAQ, RP Financial also considered the recent trading activity in the valuation analysis. Charter Financial had a total of 18,229,760 shares issued and outstanding at September 30, 2012, of which 6,771,836 shares were held by public shareholders and traded as public securities. The Company's stock has had a 52 week trading range of $8.60 to $10.50 per share and its closing price on November 23, 2012 was $9.32 per share. There are significant differences between the Company's minority stock (currently being traded) and the conversion stock that will be issued by the Company. Such differences include different liquidity characteristics, a different return on equity for the conversion stock and the stock is currently traded based on speculation of a range of exchange ratios. Since the pro forma impact has not

Table 4.3
Market Pricing Comparatives
Prices As of November 23, 2012

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12 Month EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (x)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/Core (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Financial Characteristics(6) Equity/ Assets (%)	Financial Characteristics(6) Tang Eq/ Assets (%)	Financial Characteristics(6) NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Non-MHC Public Companies	$13.15	$287.41	$0.25	$15.21	17.43x	86.18%	11.04%	92.30%	20.87x	$0.21	1.57%	23.66%	$2,461	12.45%	11.84%	3.34%	0.36%	2.77%	0.13%	0.27%
Converted Last 3 Months (no MHC)	$10.51	$44.01	$0.31	$15.39	12.72x	68.17%	11.34%	70.54%	17.14x	$0.06	0.62%	8.71%	$405	16.34%	15.69%	1.90%	0.48%	3.05%	0.34%	2.03%
Converted Last 3 Months (no MHC)																				
HBK Hamilton Bancorp, Inc. of MD	$11.38	$42.14	($0.16)	$18.05	NM	63.05%	12.13%	65.93%	NM	$0.00	0.00%	NM	$347	19.25%	18.41%	1.89%	-0.09%	-0.44%	-0.17%	-0.89%
LPSBD Laporte Bancorp Inc. of IN	$8.75	$53.80	$0.57	$13.00	14.34x	67.31%	10.83%	75.63%	15.35x	$0.16	1.83%	26.23%	$497	15.32%	12.97%	1.86%	0.75%	4.93%	0.71%	4.60%
MCBK Madison County Financial of NE	$14.31	$45.69	$0.99	$18.40	12.89x	77.77%	17.57%	79.63%	14.45x	$0.00	0.00%	0.00%	$260	22.60%	22.07%	0.15%	1.36%	6.03%	1.22%	5.38%
MLVF Malvern Bancorp, Inc. of PA	$10.31	$67.62	$0.07	$14.81	NM	69.62%	9.81%	69.62%	NM	$0.11	1.07%	NM	$689	14.10%	14.10%	3.17%	0.12%	0.88%	0.07%	0.47%
PBCP Polonia Bancorp, Inc. of PA	$8.12	$28.51	($0.09)	$11.75	NM	69.11%	10.51%	69.11%	NM	$0.00	0.00%	0.00%	$271	15.21%	15.21%	0.98%	0.04%	0.26%	-0.12%	-0.77%
SFBC Sound Financial Bancorp of WA	$10.16	$26.29	$0.47	$16.34	10.92x	62.18%	7.17%	63.34%	21.62x	$0.08	0.79%	8.60%	$366	11.54%	11.35%	3.35%	0.67%	6.65%	0.34%	3.36%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

* * * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-step conversions, the acquisition market, and recent trading activity in the Company's minority stock. Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. <u>Management</u>

The Company's management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of the Company's Board of Directors and senior management. The financial characteristics of the Company suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure. The Company currently does not have any senior management positions that are vacant. Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. <u>Effect of Government Regulation and Regulatory Reform</u>

As a fully-converted regulated institution, Charter Financial will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects CharterBank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	No Adjustment
Primary Market Area	Slight Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OCC and FRB, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Company's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company's prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock and we have given it significant weight among the valuation approaches. Given certain similarities between the Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Company; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting and leveraging their offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

- Trading of CHFN stock. Converting institutions generally do not have stock outstanding. Charter Financial, however, has public shares outstanding due to the mutual holding company form of ownership. Since Charter Financial is currently traded on the NASDAQ, it is an indicator of investor interest in the Company's conversion stock and therefore received some weight in our valuation. Based on the November 23, 2012, stock price of $9.32 per share and the 18,229,760 shares of Charter Financial stock outstanding, the Company's implied market value of $169.9 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of Charter Financial's stock was somewhat discounted herein but will become more important towards the closing of the offering.

The Company has adopted Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of SOP 93-6 in the valuation.

In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC net liabilities that will be consolidated with the Company and thus will slightly reduce equity. At September 30, 2012, the MHC had unconsolidated net liabilities of $76,000, which has been added to the Company's September 30, 2012 reported financial information to reflect the consolidation of the MHC into the Company's operations.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of November 23, 2012, the aggregate pro forma market value of Charter Financial's conversion stock equaled $214,787,390 at the midpoint, equal to 21,478,739 shares at $10.00 per share. The $10.00 per share price was determined by the Charter Financial Board. The midpoint and resulting valuation range is based on the sale of a 62.85% ownership interest to the public, which provides for a $135,000,000 public offering at the midpoint value.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings equaled $4.979million for the twelve months ended September 30, 2012. In deriving Charter Financial's core earnings, the adjustments made to reported earnings were to eliminate net impairment losses recognized in earnings equal to $273,000, gain on securities available for sale equal to $940,000, loss on sale of other assets held for sale equal to $146,000 and gain on sale of loans equal to $962,000. As shown below, assuming an effective marginal tax rate of 38.0% for the earnings adjustments, the Company's core earnings were estimated to equal $4.060 million for the twelve months ended September 30, 2012. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income	$4,979
Add: Net impairment losses recognized in earnings(1)	169
Deduct: Gain on securities available for sale1)	(583)
Add: Loss on sale of other assets held for sale(1)	91
Deduct; Gain on sale of loans(1)	(596)
Core earnings estimate	$4,060

Based on the Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples at the $214.8 million midpoint value equaled 52.97x and 68.50x, respectively, indicating premiums of 65.79% and 113.60% relative to the Peer Group's average reported and core earnings multiples of 31.95x and 32.07x, respectively (see Table 4.4). In comparison to the Peer Group's median reported and core earnings multiples of 25.16x and 28.69x, respectively, the Company's pro forma reported and core P/E multiples at the midpoint value indicated premiums of 110.53% and 138.76%, respectively. The Company's pro forma P/E ratios based on reported earnings at the minimum and the maximum equaled 43.54x and 63.06x, respectively, and based on core earnings at the minimum and the maximum equaled 55.77x and 82.40x, respectively.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio, to the Company's pro forma book value. Based on the $214.8 million midpoint valuation, the Company's pro forma P/B and P/TB ratios equaled 81.70% and 83.47%, respectively. In comparison to the average P/B and P/TB ratios for the Peer Group of 93.21% and 97.29%, the Company's ratios reflected discounts of 12.35% on a P/B basis and 14.21% on a P/TB basis. In comparison to the Peer Group's median P/B and P/TB ratios of 90.42% and 94.47%, respectively, the Company's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 9.64% and 11.64%, respectively. At the maximum of the range, the Company's P/B and P/TB ratios equaled 87.80% and 89.61%, respectively. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the maximum of the range reflected discounts of 5.80% and 7.89%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Company's P/B and P/TB ratios at the maximum of the range reflected discounts of 2.90% and 5.14%, respectively.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $214.8 million midpoint of the valuation range, the Company's value equaled 18.63% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 14.06%, which implies a premium of 32.50% has been applied to the Company's pro forma P/A ratio. In comparison to the Peer Group's median P/A ratio of 14.18%, the Company's pro forma P/A ratio at the midpoint value reflects a premium of 31.38%.

Table 4.4
Public Market Pricing
Charter Financial Corporation and the Comparables
As of November 23, 2012

	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12 Month EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (x)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/Core (x)
Charter Financial									
Maximum	$10.00	$247.01	$0.12	$11.39	63.06x	87.80%	21.09%	89.61%	82.40x
Midpoint	$10.00	$214.79	$0.15	$12.24	52.97x	81.70%	18.63%	83.47%	68.50x
Minimum	$10.00	$182.57	$0.18	$13.41	43.54x	74.57%	16.09%	76.34%	55.77x
All Non-MHC Public Companies (7)									
Averages	$13.15	$287.41	$0.25	$15.21	17.43x	86.18%	11.04%	92.30%	20.87x
Medians	$12.72	$77.41	$0.36	$14.80	15.95x	81.69%	10.65%	85.10%	19.42x
All Non-MHC State of GA(7)									
Averages	$7.11	$52.43	($2.28)	$15.77	17.46x	47.16%	5.07%	48.71%	28.69x
Medians	$7.11	$52.43	($2.28)	$15.77	17.46x	47.16%	5.07%	48.71%	28.69x
State of GA									
ACFC Atlantic Coast Fin. Corp of GA	$2.16	$5.68	($4.98)	$16.73	NM	12.91%	0.73%	12.92%	NM
HBOS Heritage Fin Group, Inc. of GA	$12.05	$99.17	$0.42	$14.80	17.46x	81.42%	9.40%	84.50%	28.69x
Comparable Group Averages									
Averages	$14.50	$193.58	$0.57	$15.71	31.95x	93.21%	14.06%	97.29%	32.07x
Medians	$15.59	$169.24	$0.44	$14.80	25.16x	90.42%	14.18%	94.47%	28.69x
Comparable Group									
ESSA ESSA Bancorp, Inc. of PA	$9.98	$132.04	$0.29	$13.26	NM	75.26%	9.31%	80.81%	34.41x
FDEF First Defiance Fin. Corp of OH	$16.81	$163.54	$0.94	$26.22	10.38x	64.11%	7.96%	86.74%	17.88x
BANC First PacTrust Bancorp of CA	$11.79	$138.80	$0.94	$13.57	65.50x	86.88%	8.31%	94.47%	12.54x
FXCB Fox Chase Bancorp, Inc. of PA	$15.66	$194.94	$0.32	$14.75	46.06x	106.17%	18.20%	106.17%	48.94x
FRNK Franklin Financial Corp. of VA	$17.18	$229.22	$0.64	$19.00	47.72x	90.42%	21.20%	90.42%	26.84x
HBOS Heritage Fin Group, Inc of GA	$12.05	$99.17	$0.42	$14.80	17.46x	81.42%	9.40%	84.50%	28.69x
HBCP Home Bancorp Inc. Lafayette LA	$18.39	$138.15	$1.03	$18.66	15.33x	98.55%	14.18%	100.22%	17.85x
OABC OmniAmerican Bancorp Inc of TX	$22.67	$259.23	$0.28	$17.91	45.34x	126.58%	20.22%	126.58%	80.96x
RCKB Rockville Financial Inc. of CT	$12.72	$363.87	$0.44	$11.44	23.56x	111.19%	18.67%	111.58%	28.91x
UBNK United Financial Bncrp of MA	$15.59	$241.15	$0.76	$14.88	21.36x	104.77%	14.32%	108.79%	20.51x
WFD Westfield Fin. Inc. of MA	$6.69	$169.24	$0.19	$8.37	26.76x	79.93%	12.85%	79.93%	35.21x

	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Financial Characteristics(6): Equity/ Assets (%)	Financial Characteristics(6): Tang Eq/ Assets (%)	Financial Characteristics(6): NPAs/ Assets (%)	Reported: ROA (%)	Reported: ROE (%)	Core: ROA (%)	Core: ROE (%)	Exchange Ratio	2nd Step Offering Amount ($Mil)
Charter Financial													
Maximum	$0.20	2.00%	164.79%	$1,171	24.02%	23.54%	0.47%	0.33%	1.39%	0.26%	1.07%	1.3550	$ 155.250
Midpoint	$0.20	2.00%	136.99%	$1,153	22.82%	22.33%	0.48%	0.35%	1.54%	0.27%	1.19%	1.1782	$ 135.000
Minimum	$0.20	2.00%	111.53%	$1,134	21.58%	21.08%	0.49%	0.37%	1.71%	0.29%	1.34%	1.0015	$ 114.750
All Non-MHC Public Companies (7)													
Averages	$0.21	1.57%	23.66%	$2,461	12.45%	11.84%	3.34%	0.36%	2.77%	0.13%	0.27%		
Medians	$0.12	1.07%	0.00%	$779	12.36%	11.17%	2.48%	0.49%	3.78%	0.33%	2.68%		
All Non-MHC State of GA(7)													
Averages	$0.08	0.66%	23.19%	$917	8.60%	8.41%	4.21%	-0.37%	-8.15%	-0.67%	-12.22%		
Medians	$0.08	0.66%	0.19%	$917	8.60%	8.41%	4.21%	-0.37%	-8.15%	-0.67%	-12.22%		
State of GA													
ACFC Atlantic Coast Fin. Corp of GA	$0.00	0.00%	NM	$779	5.65%	5.65%	6.74%	-1.27%	-20.89%	-1.66%	-27.23%		
HBOS Heritage Fin Group, Inc. of GA	$0.16	1.33%	23.19%	$1,055	11.55%	11.17%	1.68%	0.53%	4.59%	0.32%	2.80%		
Comparable Group Averages													
Averages	$0.20	1.72%	26.43%	$1,414	15.03%	14.53%	2.14%	0.52%	3.44%	0.55%	3.49%		
Medians	$0.20	1.33%	17.77%	$1,317	14.39%	14.18%	2.12%	0.49%	2.91%	0.44%	3.34%		
Comparable Group													
ESSA ESSA Bancorp, Inc. of PA	$0.20	2.00%	NM	$1,419	12.36%	11.61%	2.48%	0.02%	0.16%	0.33%	2.33%		
FDEF First Defiance Fin. Corp of OH	$0.20	1.19%	12.35%	$2,056	12.41%	9.48%	2.19%	0.76%	5.88%	0.44%	3.41%		
BANC First PacTrust Bancorp of CA	$0.48	4.07%	NM	$1,670	11.49%	10.79%	2.60%	0.18%	1.13%	0.95%	5.92%		
FXCB Fox Chase Bancorp, Inc. of PA	$0.16	1.02%	47.06%	$1,071	17.14%	17.14%	3.04%	0.41%	2.26%	0.39%	2.12%		
FRNK Franklin Financial Corp. of VA	$0.00	0.00%	0.00%	$1,081	23.45%	23.45%	5.10%	0.44%	1.88%	0.78%	3.34%		
HBOS Heritage Fin Group, Inc of GA	$0.16	1.33%	23.19%	$1,055	11.55%	11.17%	1.68%	0.53%	4.59%	0.32%	2.80%		
HBCP Home Bancorp Inc. Lafayette LA	$0.00	0.00%	0.00%	$974	14.39%	14.18%	1.92%	0.92%	6.59%	0.79%	5.65%		
OABC OmniAmerican Bancorp Inc of TX	$0.00	0.00%	0.00%	$1,282	15.97%	15.97%	2.12%	0.43%	2.83%	0.24%	1.59%		
RCKB Rockville Financial Inc. of CT	$0.40	3.14%	74.07%	$1,949	16.79%	16.74%	0.99%	0.84%	4.69%	0.68%	3.82%		
UBNK United Financial Bncrp of MA	$0.40	2.57%	54.79%	$1,684	13.67%	13.23%	1.12%	0.69%	4.95%	0.71%	5.16%		
WFD Westfield Fin. Inc. of MA	$0.24	3.59%	NM	$1,317	16.08%	16.08%	0.31%	0.49%	2.91%	0.37%	2.21%		

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings cannot be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, the four recently completed second-step offerings had an average forma price/tangible book ratio at closing of 67.60% (see Table 4.2). In comparison, the Company's pro forma price/tangible book ratio at the midpoint value reflects an implied premium of 23.48%. The current average P/TB ratio of the four recent second-step conversions, based on closing stock prices as of November 23 2012, equaled 69.43%. In comparison to current P/TB ratio of the four recent second-step conversions, the Company's P/TB ratio at the midpoint value reflects an implied premium of 20.22%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of November 23 2012, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC's current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of the Company - was $214,787,390 at the midpoint, equal to 21,478,739 shares at a per share value of $10.00. The resulting range of value and pro forma shares, all based on $10.00 per share, are as follows:

	Total Shares	Offering Shares	Exchange Shares Issued to Public Shareholders	Exchange Ratio
Shares				
Maximum	24,700,550	15,525,000	9,175,550	1.3550
Midpoint	21,478,739	13,500,000	7,978,739	1.1782
Minimum	18,256,928	11,475,000	6,781,928	1.0015
Distribution of Shares				
Maximum	100.00%	62.85%	37.15%	
Midpoint	100.00%	62.85%	37.15%	
Minimum	100.00%	62.85%	37.15%	
Aggregate Market Value at $10 per share				
Maximum	$ 247,005,500	$ 155,250,000	$ 91,755,500	
Midpoint	$ 214,787,390	$ 135,000,000	$ 79,787,390	
Minimum	$ 182,569,280	$ 114,750,000	$ 67,819,280	

The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.

Establishment of the Exchange Ratio

Conversion regulations provide that in a conversion of a mutual holding company, the minority shareholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of Charter Financial has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the second-step conversion offering and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.1782 shares of the Company for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.0015 at the minimum and 1.3550 at the maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public shareholders or on the proposed exchange ratio.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1

Charter Financial Corporation
Map of Office Locations

Exhibit I-1
Charter Financial Corporation
Map of Office Locations


Charter Financial Corp. (MHC)
Lee (3)
Coweta (2)
Santa Rosa (2)
Chambers (1)
Hamilton
Cullman
Gadsden
Rome
Milton
Gainesville
Sandy Springs
Athens
Atlanta
Jasper
Anniston
Birmingham
Bessemer
Tuscaloosa
Hoover
Carrollton
Peachtree City
Griffin
Eatonton
Aliceville
Lagrange
Alexander City
Thomaston
Macon
Warner Robi
Heiberger
Columbus
Montgomery
Selma
Linden
Americus
Finleyson
Greenville
Troy
Eufaula
Fitzgerald
Monroeville
Albany
Tifton
Enterprise
Dothan
Moultrie
Citronelle
Brewton
Thomasville
Valdo
Crestview
Marianna
Mobile
West Pensacola
Pensacola
Fort Walton Beach
Tallahassee
Mobile Bay
Panama City
Perry

EXHIBIT I-2

Charter Financial Corporation
Audited Financial Statements
[Incorporated by Reference]

EXHIBIT I-3

Charter Financial Corporation
Key Operating Ratios

Exhibit I-3
Charter Financial Corporation
Key Operating Ratios

	At or For the Years Ended September 30,				
	2012	2011	2010	2009	2008
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on average assets (ratio of net income to average total assets)	0.46%	0.22%	0.56%	0.27%	1.16%
Return on average equity (ratio of net income to average equity)	3.58%	1.67%	5.62%	2.25%	6.23%
Interest rate spread (1)	4.12%	3.53%	3.30%	2.08%	1.47%
Net interest margin (2)	4.17%	3.59%	3.19%	2.35%	2.32%
Efficiency ratio (3)	79.93%	85.32%	79.16%	75.90%	52.61%
Non-interest expense to average total assets	3.75%	3.34%	2.89%	2.68%	2.23%
Average interest-earning assets as a ratio of average interest-bearing liabilities	1.05x	1.04x	0.89x	1.09x	1.27x
Average equity to average total assets	12.95%	13.43%	10.03%	12.12%	18.56%
Dividend payout ratio (5)	27.50%	83.82%	27.29%	153.79%	66.97%
Asset Quality Ratios (4) (6):					
Non-covered Assets (4):					
Non-performing assets to total assets (6)	0.66%	1.99%	2.33%	2.16%	1.68%
Non-performing loans to total loans	0.79%	2.72%	2.55%	2.82%	2.47%
Allowance for loan losses as a ratio of non-performing loans	2.38x	0.80x	0.84x	0.71x	0.77x
Allowance for loan losses to total loans	1.87%	2.19%	2.12%	1.98%	1.89%
Net charge-offs as a percentage of average non-covered loans outstanding	0.86%	0.48%	0.90%	0.71%	0.24%
Bank Regulatory Capital Ratios:					
Total capital (to risk-weighted assets)	19.22%	24.36%	21.53%	15.71%	18.15%
Tier I capital (to risk-weighted assets)	17.97%	23.10%	20.28%	14.65%	16.90%
Tier I capital (to average assets)	12.16%	10.68%	10.21%	9.30%	10.51%
Consolidated Capital Ratios:					
Total equity to total assets	13.81%	11.90%	11.42%	10.49%	12.76%
Tangible total equity to total assets	13.26%	11.38%	10.98%	9.99%	12.18%
Other Data:					
Number of full service offices	16	18	16	14	10
Full time equivalent employees	292	294	260	209	178

(1) The interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities for the year.
(2) The net interest margin represents net interest income as a percent of average interest-earning assets for the year.
(3) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
(4) Covered assets consist of assets of Neighborhood Community Bank, McIntosh Commercial Bank, and The First National Bank of Florida acquired from the FDIC subject to loss-sharing agreements. Non-covered assets consist of assets other than covered assets. See Note 3 to the Notes to our Consolidated Financial Statements.
(5) The dividend payout ratio represents total dividends declared and not waved per share divided by total net income.

Source: Charter Financial Corporation's prospectus.

EXHIBIT I-4

Charter Financial Corporation
Investment Portfolio Composition

Exhibit I-4
Charter Financial Corporation
Investment Portfolio Composition

	At September 30,					
	2012		2011		2010	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)					
Investment securities:						
U.S. Government sponsored entities	$ 16,520	$ 16,627	$ 17,414	$ 17,510	$ —	$ —
Municipals	11,555	11,579	10,618	10,626	100	103
Total investment securities	28,075	28,206	28,032	28,136	100	103
Mortgage-backed and mortgage-related securities:						
Fannie Mae	84,837	86,585	62,751	63,608	35,164	35,962
Ginnie Mae	4,568	4,945	5,842	6,088	25,437	26,098
Freddie Mac	45,178	46,244	20,634	21,291	7,135	7,614
Total mortgage-backed and mortgage related securities	134,583	137,774	89,227	90,987	67,736	69,674
Collateralized mortgage obligations:						
Fannie Mae	7,713	8,027	16,682	17,133	9,605	9,872
Ginnie Mae	500	503	3,648	3,676	6,131	6,108
Freddie Mac	533	580	871	944	20,516	20,785
Other (1)	17,667	14,289	23,263	17,860	34,395	26,641
Total collateralized mortgage obligations	26,413	23,399	44,464	39,613	70,647	63,406
Total mortgage-backed securities and collateralized mortgage obligations	160,996	161,173	133,691	130,600	138,383	133,080
Total	$ 189,071	$ 189,379	$ 161,723	$158,736	$ 138,483	$ 133,183

(1) Includes private label mortgage securities.

Source: Charter Financial Corporation's prospectus.

EXHIBIT I-5

Charter Financial Corporation
Yields and Costs

Exhibit I-5
Charter Financial Corporation
Yields and Costs

	At September 30, 2012	For the Years Ended September 30,								
		2012			2011			2010		
	Yield/ Rate	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
		(Dollars in thousands)								
Assets:										
Interest-earning assets:										
Interest-earning deposits in other financial institutions	0.25%	68,025	161	0.24%	105,413	236	0.22%	87,470	135	0.15%
FHLB common stock and other equity securities	2.43	8,074	115	1.42	12,602	92	0.73	14,427	50	0.35
Mortgage-backed securities and collateralized mortgage obligations available for sale(3)	2.06	154,674	3,368	2.18	126,917	3,943	3.11	177,484	6,983	3.93
Other investment securities available for sale (3)	0.98	27,343	262	0.96	21,565	154	0.71	4,028	195	4.84
Loans receivable (1)(2)(3)	6.32	641,284	44,195	6.89	584,998	41,362	7.07	602,551	42,595	7.07
Total interest-earning assets	4.74	899,400	48,101	5.35	851,495	45,787	5.38	885,960	49,958	5.64
Total noninterest-earning assets		174,736			174,693			167,887		
Total assets		$1,074,136			$1,026,188			$1,053,847		
Liabilities and Equity:										
Interest-bearing liabilities:										
NOW accounts	0.11	$ 144,386	$ 232	0.16	$ 88,656	$ 255	0.29	$ 73,434	$ 535	0.73
Reward accounts	0.51	56,883	335	0.59	67,788	1,017	1.50	43,876	1,529	3.48
Savings accounts	0.05	53,897	104	0.19	20,877	37	0.18	17,641	69	0.39
Money market accounts	0.29	125,860	469	0.37	89,692	419	0.47	88,445	657	0.74
Certificate of deposit accounts	1.20	384,700	5,454	1.42	425,168	7,667	1.80	453,142	9,437	2.08
Total interest-bearing deposits	0.69	765,726	6,594	0.86	692,181	9,395	1.36	676,538	12,227	1.81
Borrowed funds	4.05	94,213	3,995	4.24	130,236	5,832	4.48	215,072	10,530	4.90
Total interest-bearing liabilities	1.02	859,939	10,589	1.23	822,417	15,227	1.85	891,610	22,757	2.55
Non-interest-bearing deposits		64,880			52,993			46,763		
Other noninterest-bearing liabilities		10,248			12,994			9,825		
Total noninterest-bearing liabilities		75,128			65,987			56,588		
Total liabilities		935,067			888,404			948,198		
Total stockholders' equity		139,069			137,784			105,649		
Total liabilities and stockholders' equity		$1,074,136			$1,026,188			$1,053,847		
Net interest income			$ 37,512			$ 30,560			$ 27,201	
Net interest-earning assets(5)			$ 39,461			$ 29,078			$ (5,650)	
Net interest rate spread (4)				4.12%			3.53%			3.09%
Net interest margin (6)				4.17%			3.59%			3.07%
Ratio of average interest-earning assets to average interest-bearing liabilities		104.59%			103.54%			99.37%		

(1) Includes net loan fees deferred and accreted pursuant to applicable accounting requirements.
(2) Interest income on loans is interest income as recorded in the income statement and, therefore, does not include interest income on non-accrual loans. The estimated average yield on non-covered loans was 6.04%, 6.22% and 5.76% for the years ended September 30, 2012, 2011 and 2010, respectively; whereas, the estimated average yield on covered loans was 8.57%, 9.53% and 10.96% for the years ended September 30, 2012, 2011 and 2010, respectively.
(3) Tax exempt or tax-advantaged securities and loans are shown at their contractual yields and are not shown at a tax equivalent yield.

Source: Charter Financial Corporation's prospectus.

EXHIBIT I-6

Charter Financial Corporation
Loan Loss Allowance Activity

Exhibit I-6
Charter Financial Corporation
Loan Loss Allowance Activity

	At or For the Years Ended September 30,				
	2012	2011	2010	2009	2008
Balance at beginning of period	$ 9,370	$ 9,797	$ 9,332	$ 8,244	$ 6,013
Charge-offs:					
One- to four-family residential real estate	(1,181)	(600)	(486)	(648)	(348)
Commercial real estate	(2,825)	(957)	(3,084)	(2,961)	(42)
Real estate construction	(29)	(22)	(1,281)	(31)	(424)
Commercial	(408)	(517)	(524)	(119)	(136)
Consumer and other loans	(88)	(152)	(32)	(55)	(97)
Total charge-offs(1)	(4,531)	(2,248)	(5,407)	(3,814)	(1,047)
Recoveries:					
One- to four-family residential real estate	4	63	40	41	1
Commercial real estate	—	—	—	300	—
Real estate construction	—	—	—	—	—
Commercial	42	37	—	2	11
Consumer and other loans	5	21	32	9	16
Total recoveries	51	121	72	352	28
Net (charge-offs) recoveries	(4,480)	(2,127)	(5,335)	(3,462)	(1,019)
Provision for loan losses	3,300	1,700	5,800	4,550	3,250
Balance at end of year	$ 8,190	$ 9,370	$ 9,797	$ 9,332	$ 8,244
Ratios:					
Net (charge-offs) recoveries as a percentage of average non-covered loans outstanding	(0.86)%	(0.48)%	(0.90)%	(0.71)%	(0.29)%
Allowance for loan losses as a percentage of non-covered non-performing loans at year end	237.69%	80.13%	84.06%	70.01%	77.00%
Allowance for loan losses as a percentage of total non-covered loans receivable at year end (2)	1.87%	2.19%	2.12%	1.97%	1.88%

(1) CharterBank's primary regulator changed from the Office of Thrift Supervision to the Office of the Comptroller of the Currency during the later part of the 2011 fiscal year, and the Office of the Comptroller of the Currency's policy is for the immediate charge-off of specific allowances on impaired loans, which increased our charge-offs by $1.2 million in 2012.

(2) Does not include loans held for sale or deferred fees.

Source: Charter Financial Corporation's prospectus.

EXHIBIT I-7

Charter Financial Corporation
Interest Rate Risk Analysis

Exhibit I-7
Charter Financial Corporation
Interest Rate Risk Analysis

Change in Interest Rates (bp) (1)	Estimated NPV (2)	Estimated Increase (Decrease) in NPV	Percentage Change in NPV	NPV Ratio as a Percent of Present Value of Assets (3)(4)	Increase (Decrease) in NPV Ratio as a Percent or Present Value of Assets (3)(4)
			(Dollars in thousands)		
+300	$ 126,886	$ 6,323	5.2%	12.4%	0.6%
+200	$ 127,266	$ 6,703	5.6%	12.4%	0.6%
+100	$ 125,958	$ 5,395	4.5%	12.3%	0.5%
0	$ 120,563	$ —	—%	11.8%	—%
(100)	$ 120,921	$ 358	0.3%	11.8%	—%

(1) Assumes an instantaneous uniform change in interest rates at all maturities.
(2) NPV is the difference between the present value of an institution's assets and liabilities.
(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4) NPV Ratio represents NPV divided by the present value of assets.

Source: Charter Financial Corporation's prospectus.

EXHIBIT I-8

Charter Financial Corporation
Fixed and Adjustable Rate Loans

Exhibit I-8
Charter Financial Corporation
Fixed and Adjustable Rate Loans

	Due After September 30, 2013		
	Fixed	Adjustable	Total
		(In thousands)	
One- to four-family residential real estate	$ 46,690	$ 59,444	$ 106,134
Commercial real estate	70,356	182,137	252,493
Real estate construction	896	6,780	7,676
Commercial	12,981	7,550	20,531
Consumer and other loans	3,854	16,490	20,344
Total loans	$ 134,777	$ 272,401	$ 407,178

Source: Charter Financial Corporation's prospectus.

EXHIBIT I-9

Charter Financial Corporation
Loan Portfolio Composition

Exhibit I-9
Charter Financial Corporation
Loan Portfolio Composition

	At September 30,									
	2012		2011		2010		2009		2008	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
One- to four-family residential real estate (1)	$ 105,515	16.83%	$ 98,845	14.23%	$106,041	16.9%	$ 126,097	20.9%	$ 138,205	31.6%
Commercial real estate	251,379	40.11	252,037	36.29	267,726	42.6	270,062	44.8	222,056	50.8
Real estate construction (2)	45,369	7.24	41,726	6.01	45,930	7.3	43,965	7.3	39,563	9.0
Commercial	16,597	2.65	17,613	2.54	19,604	3.1	10,466	1.7	15,543	3.6
Consumer and other loans (3)	18,107	2.89	20,138	2.90	22,486	3.6	22,715	3.7	22,154	5.0
Covered loans (4)	189,834	30.28	264,202	38.04	182,335	26.5	122,060	21.6	—	—
Total loans	626,801	100.0%	691,556	100.0%	644,122	100.0%	595,365	100.0%	437,521	100.0%
Other items:										
Net deferred loan (fees)	(1,133)		(1,050)		(758)		(857)		(804)	
Allowance for loan losses-non-covered loans	(8,190)		(9,370)		(9,797)		(9,332)		(8,244)	
Allowance for loan losses-covered loans (5)	(10,341)		(6,892)		(15,554)		(23,832)		—	
Accretable discount (5)	(13,233)		(22,221)		(18,643)		(8,794)		—	
Loans receivable, net	$ 593,904		$ 655,028		$ 599,370		$ 552,550		$ 428,473	

(1) Excludes loans held for sale of $2,692, $291, $2,061, $1,123 and $1,292 at September 30, 2012, 2011, 2010, 2009 and 2008, respectively.
(2) Net of undisbursed proceeds on loans-in-process.
(3) Includes home equity loans, lines of credit and second mortgages.
(4) Consists of loans and commitments acquired in the NCB, MCB, and FNB acquisitions that are covered by loss sharing agreements with the FDIC. Such amounts are presented net of non-accretable discounts of $19,382, $69,145, $52,861 and $7,137 at September 30, 2012, 2011, 2010 and 2009, respectively.
(5) See Note 5 to the Notes to our Consolidated Financial Statements.

Source: Charter Financial Corporation's prospectus.

EXHIBIT I-10

Charter Financial Corporation
Contractual Maturity by Loan Type

Exhibit I-10
Charter Financial Corporation
Contractual Maturity by Loan Type

	One- to four-family residential real estate (1)		Commercial real estate(2)		Real estate Construction (3)	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
			(Dollars in thousands)			
Due During the Years Ending September 30,						
2013	$ 12,409	5.86%	$ 141,561	5.86%	$ 39,036	5.01%
2014	3,088	5.92	61,427	5.39	4,904	5.02
2015	2,073	5.81	43,587	5.07	788	5.00
2016 to 2017	1,885	5.85	20,747	4.99	1,186	4.19
2018 to 2022	10,813	5.28	24,094	4.80	45	5.50
2023 to 2027	27,684	4.03	44,615	5.33	753	4.50
2028 and beyond	60,592	5.22	58,023	5.27	—	—
Total	$ 118,544	5.06%	$ 394,054	5.44%	$ 46,712	4.98%

	Commercial (4)		Consumer and other loans (5)		Total (6)	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
			(Dollars in thousands)			
Due During the Years Ending September 30,						
2013	$ 13,691	5.54%	$ 2,585	5.43%	$ 209,282	5.67%
2014	9,075	5.63	1,955	5.14	80,450	5.41
2015	4,008	4.52	2,170	5.22	52,624	5.06
2016 to 2017	3,415	3.39	6,095	5.20	33,328	4.88
2018 to 2022	1,763	5.44	8,043	4.34	44,758	4.86
2023 to 2027	2,136	4.52	1,980	4.00	77,169	4.80
2028 and beyond	133	4.25	101	6.79	118,849	5.24
Total	$ 34,221	5.16%	$ 22,929	4.83%	$ 616,460	5.29%

(1) Includes $13,029 of covered loans.
(2) Includes $142,675 of covered loans.
(3) Includes $1,343 of covered loans. Presented net of undisbursed proceeds on loans-in-progress.
(4) Includes $17,625 of covered loans.
(5) Includes $4,821 of covered loans.
(6) Excludes accretable discounts, allowance for loan losses on noncovered loans, and net deferred loan fees on both covered and noncovered loans.

Source: Charter Financial Corporation's prospectus.

EXHIBIT I-11

Charter Financial Corporation
Non-Performing Assets

Exhibit I-11
Charter Financial Corporation
Non-Performing Assets

	At September 30,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Non-accrual loans:					
One- to four-family residential real estate	$ 2,038	$ 5,793	$ 5,946	$ 2,182	$ 2,027
Commercial real estate	772	5,340	5,253	10,590	8,496
Real estate construction	—	26	—	—	—
Commercial	192	438	246	146	145
Consumer and other loans	42	97	209	182	103
Total non-accrual loans	$ 3,044	$ 11,694	$ 11,654	$ 13,100	$ 10,771
Loans delinquent 90 days or greater and still accruing:					
One- to four-family residential real estate	402	—	—	181	—
Commercial real estate	—	—	—	—	—
Real estate construction	—	—	—	—	—
Commercial	—	—	140	—	—
Consumer and other loans	—	—	—	32	—
Total loans delinquent 90 days or greater and still accruing	$ 402	$ —	$ 140	$ 213	$ —
Total non-performing loans	$ 3,446	$ 11,694	$ 11,794	$ 13,313	$ 10,771
Real estate owned:					
One- to four-family residential real estate	735	581	1,855	1,683	788
Commercial real estate	1,233	3,170	7,786	3,095	1,892
Real estate construction	139	342	—	—	—
Commercial	—	—	—	—	—
Consumer and other loans	—	—	—	—	—
Total real estate owned	$ 2,107	$ 4,093	$ 9,641	$ 4,778	$ 2,680
Total non-performing assets	$ 5,553	$ 15,787	$ 21,425	$ 18,091	$ 13,451
Ratios:					
Non-performing loans as a percentage of total non-covered loans	0.79%	2.72%	2.55%	2.82%	2.47%
Non-performing assets as a percentage of total non-covered assets	0.66%	1.99%	2.33%	2.16%	1.68%
Covered REO as a percentage of total consolidated assets (1)	2.12%	2.11%	2.50%	1.14%	—%

(1) Loss sharing agreements cover any losses upon disposition of such assets at either 95% or 80%.

Source: Charter Financial Corporation's prospectus.

EXHIBIT I-12

Charter Financial Corporation
Deposit Composition

Exhibit I-12
Charter Financial Corporation
Deposit Composition

	For the Years Ended September 30,								
	2012			2011			2010		
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(Dollars in thousands)								
Deposit type:									
Savings accounts	$ 53,897	6.5%	0.19%	$ 20,877	2.8%	0.18%	$ 17,641	2.4%	0.39%
Certificates of deposit	384,700	46.3	1.42	425,168	57.1	1.80	453,142	62.7	2.08
Money market	125,860	15.2	0.37	89,692	12.0	0.47	88,445	12.2	0.74
Demand and NOW	266,149	32.0	0.21	209,437	28.1	0.61	164,073	22.7	1.26
Total deposits	$830,606	100.0%	0.79%	$745,174	100.0%	1.26%	$723,301	100.0%	1.69%

Source: Charter Financial Corporation's prospectus.

EXHIBIT I-13

Charter Financial Corporation
Maturity of Time Deposits

Exhibit I-13
Charter Financial Corporation
Maturity of Time Deposits

	At September 30, 2012					
	Period to Maturity					
	Less Than or Equal to One Year	More Than One to Two Years	More Than Two to Three Years	More Than Three Years	Total	Percent of Total
	(Dollars in thousands)					
Interest Rate Range:						
0.49% and below	$ 68,987	$ 5,506	$ 530	$ 4	$ 75,027	21.81%
0.50% to 0.99%	101,634	36,454	1,879	1,015	140,982	40.99
1.00% to 1.99%	20,300	3,735	2,137	20,600	46,772	13.60
2.00% to 2.99%	20,728	5,854	15,037	3,979	45,598	13.26
3.00% to 3.99%	2,443	2,858	28,699	—	34,000	9.88
4.00% to 5.99%	1,081	509	—	—	1,590	0.46
Total	$ 215,173	$ 54,916	$ 48,282	$ 25,598	$ 343,969	100.00%

Source: Charter Financial Corporation's prospectus.

EXHIBIT I-14

Charter Financial Corporation
Borrowing Activity

Exhibit I-14
Charter Financial Corporation
Borrowing Activity

	At or For the Years Ended September 30,		
	2012	2011	2010
	(Dollars in thousands)		
Balance at end of year	$ 81,000	$ 110,000	$ 212,000
Average balance during year	$ 94,205	$ 130,170	$ 214,996
Maximum outstanding at any month end	$ 110,000	$ 152,000	$ 217,000
Weighted average interest rate at end of year	4.05%	4.24%	4.91%
Average interest rate during year	4.24%	4.48%	4.90%

Source: Charter Financial Corporation's prospectus.

EXHIBIT II-1

Description of Office Properties

Exhibit II-1
Charter Financial Corporation
Description of Office Properties

Location	Leased or Owned	Year Acquired or Leased	Square Footage	Net Book Value of Real Property (In thousands)
Administrative Office:				
1233 O.G. Skinner Drive West Point, GA	Owned	2005	28,000	$ 1,991
Full Service Branches:				
600 Third Avenue West Point, GA	Owned	1965	8,922	1,230
300 Church Street LaGrange, GA	Owned	1976	2,941	1,076
3500 20th Avenue Valley, AL	Owned	1963	6,000	1,792
1605 East University Drive Auburn, AL	Owned	2001	6,000	1,855
555 South Davis Road LaGrange, GA	Owned	2005	6,900	2,656
701 2nd Avenue Opelika, AL	Owned	2006	6,800	1,867
1684 South College Street Auburn, AL	Owned	2006	6,000	2,663
2231 West Point Rd. LaGrange, GA	Owned	2009	1,560	261
145 Millard Farmer Industrial Blvd. Newnan, GA 30263	Leased	2009	15,000	2,372
60 Salbide Avenue Newnan, GA 30263	Owned/Land Lease	2009	2,378	130
820 Dixie Street Carrollton, GA 30117	Owned	2010	18,500	2,970
6512 Caroline Street Milton, FL	Leased	2011	19,900	327
1289 Airport Boulevard Pensacola, FL	Leased	2011	20,562	121
4104 Highway 90 Pace, FL	Leased	2011	3,250	68
2008 Highway 54 Fayetteville, GA	Owned/Land Lease	2011	3,900	292
Cashless Branch:				
5448 Spalding Dr., Bldg. 100, Suite C Norcross, GA 30092	Leased	2007	3,000	13
Other Properties:				
336 Lee Road 785 Valley, AL	Owned/Land Lease	2012	N/A	288
2139 Greenville Rd. LaGrange, GA	Owned	2012	N/A	473
91 River Road Valley, AL	Owned	1989	N/A	98
1 East Nennan Crossing Blvd. Nennan, GA	Owned	2006	N/A	1,068

Source: Charter Financial Corporation's prospectus.

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
2007:	Quarter 1	8.25%	5.04%	4.90%	4.65%
	Quarter 2	8.25%	4.82%	4.91%	5.03%
	Quarter 3	7.75%	3.82%	4.05%	4.59%
	Quarter 4	7.25%	3.36%	3.34%	3.91%
2008:	Quarter 1	5.25%	1.38%	1.55%	3.45%
	Quarter 2	5.00%	1.90%	2.36%	3.99%
	Quarter 3	5.00%	0.92%	1.78%	3.85%
	Quarter 4	3.25%	0.11%	0.37%	2.25%
2009:	Quarter 1	3.25%	0.21%	0.57%	2.71%
	Quarter 2	3.25%	0.19%	0.56%	3.53%
	Quarter 3	3.25%	0.14%	0.40%	3.31%
	Quarter 4	3.25%	0.06%	0.47%	3.85%
2010:	Quarter 1	3.25%	0.16%	0.41%	3.84%
	Quarter 2	3.25%	0.18%	0.32%	2.97%
	Quarter 3	3.25%	0.18%	0.32%	2.97%
	Quarter 4	3.25%	0.12%	0.29%	3.30%
2011:	Quarter 1	3.25%	0.09%	0.30%	3.47%
	Quarter 2	3.25%	0.03%	0.19%	3.18%
	Quarter 3	3.25%	0.02%	0.13%	1.92%
	Quarter 4	3.25%	0.02%	0.12%	1.89%
2012:	Quarter 1	3.25%	0.07%	0.19%	2.23%
	Quarter 2	3.25%	0.09%	0.21%	1.67%
	Quarter 3	3.25%	0.10%	0.17%	1.65%
As of Nov. 23, 2012		3.25%	0.10%	0.19%	1.70%

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
November 23, 2012

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
BOFI	Bofi Holding, Inc. Of CA (3)	NASDAQ	San Diego, CA	Thrift	2,617	1	06-30	03/05	27.06	347
BANC	First PacTrust Bancorp of CA (3)	NASDAQ	Chula Vista, CA	Thrift	1,670	9	12-31	08/02	11.79	139
PROV	Provident Fin. Holdings of CA (3)	NASDAQ	Riverside, CA	M.B.	1,287 M	14	06-30	06/96	15.69	168
SMPL	Simplicity Bancorp of CA (3)	NASDAQ	Covina, CA	Thrift	915	9	06-30	11/10	14.14	124
BYFC	Broadway Financial Corp. of CA (3)	NASDAQ	Los Angeles, CA	Thrift	384	5	12-31	01/96	0.87	2
Florida Companies										
EVER	EverBank Financial Corp. of FL (3)	NYSE	Jacksonville, FL	Thrift	16,510	17	12-31	05/12	14.58	1,759
Mid-Atlantic Companies										
NYCB	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	44,096	281	12-31	11/93	12.90	5,665
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	41,896	135	12-31	06/05	8.16	4,310
AF	Astoria Financial Corp. of NY (3)	NYSE	Lake Success, NY	Thrift	17,038	85	12-31	11/93	9.48	933
ISBC	Investors Bcrp MHC of NJ(41.6)	NASDAQ	Short Hills, NJ	Thrift	11,480	83	06-30	10/05	16.87	1,888
NWBI	Northwest Bancshares Inc of PA (3)	NASDAQ	Warren, PA	Thrift	8,048	172	06-30	12/09	11.78	1,153
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	7,135 J	83	12-31	01/03	14.12	849
BNCL	Beneficial Mut MHC of PA(42.9)	NASDAQ	Philadelphia, PA	Thrift	4,819	65	12-31	07/07	9.25	733
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	4,380	19	12-31	11/95	14.50	448
TRST	TrustCo Bank Corp NY of NY (3)	NASDAQ	Glenville, NY	Thrift	4,318	133	12-31	/	5.26	493
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	4,261	38	12-31	11/86	43.38	379
PBNY	Provident NY Bncrp, Inc. of NY (3)	NASDAQ	Montebello, NY	Thrift	4,023	37	09-30	01/04	9.10	402
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	Brooklyn, NY	Thrift	3,954	25	12-31	06/96	13.48	480
KRNY	Kearny Fin Cp MHC of NJ (24.0)	NASDAQ	Fairfield, NJ	Thrift	2,920	40	06-30	02/05	9.07	607
ORIT	Oritani Financial Corp of NJ (3)	NASDAQ	Twnship of WA NJ	Thrift	2,771	23	06-30	06/10	14.87	672
NFBK	Northfield Bcp MHC of NY(38.5)	NASDAQ	Avenel, NY	Thrift	2,406 M	19	12-31	11/07	14.68	590
OCFC	OceanFirst Fin. Corp of NJ (3)	NASDAQ	Toms River, NJ	Thrift	2,304	23	12-31	07/96	12.78	230
ESBF	ESB Financial Corp. of PA (3)	NASDAQ	Ellwood City, PA	Thrift	1,964	24	12-31	06/90	12.58	184
ROMA	Roma Fin Corp MHC of NJ (25.5)	NASDAQ	Robbinsville, NJ	Thrift	1,835	27	12-31	07/06	8.44	255
ESSA	ESSA Bancorp, Inc. of PA (3)	NASDAQ	Stroudsburg, PA	Thrift	1,419	18	09-30	04/07	9.98	132
FXCB	Fox Chase Bancorp, Inc. of PA (3)	NASDAQ	Hatboro, PA	Thrift	1,071	11	12-31	06/10	15.66	195
OSHC	Ocean Shore Holding Co. of NJ (3)	NASDAQ	Ocean City, NJ	Thrift	1,062	10	12-31	12/09	13.21	92
CBNJ	Cape Bancorp, Inc. of NJ (3)	NASDAQ	Cape My Ct Hs,NJ	Thrift	1,043	17	12-31	02/08	8.68	116
CSBK	Clifton Svg Bp MHC of NJ(35.8)	NASDAQ	Clifton, NJ	Thrift	1,036	12	03-31	03/04	10.34	270
SVBI	Severn Bancorp, Inc. of MD (3)	NASDAQ	Annapolis, MD	Thrift	862	4	12-31	/	3.20	32
HARL	Harleysville Svgs Fin Cp of PA (3)	NASDAQ	Harleysville, PA	Thrift	823 J	8	09-30	08/87	18.86	71
THRD	TF Fin. Corp. of Newtown PA (3)	NASDAQ	Newtown, PA	Thrift	697	14	12-31	07/94	22.60	64
MLVF	Malvern Bancorp, Inc. of PA (3)	NASDAQ	Paoli, PA	Thrift	689 P	9	09-30	10/12	10.31	68
ONFC	Oneida Financial Corp. of NY (3)	NASDAQ	Oneida, NY	Thrift	677	13	12-31	07/10	11.26	79
FSBI	Fidelity Bancorp, Inc. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	647	13	09-30	06/88	21.38	66
CARV	Carver Bancorp, Inc. of NY (3)	NASDAQ	New York, NY	Thrift	638	9	03-31	10/94	2.87	11
COBK	Colonial Financial Serv. of NJ (3)	NASDAQ	Bridgeton, NJ	Thrift	630	9	12-31	07/10	12.76	50
GCBC	Green Co Bcrp MHC of NY (44.7)	NASDAQ	Catskill, NY	Thrift	601	14	06-30	12/98	20.53	86
MGYR	Magyar Bancorp MHC of NJ(44.9)	NASDAQ	NW Brunswick, NJ	Thrift	528 J	6	09-30	01/06	4.65	27
PBIP	Prudential Bncp MHC PA (24.9)	NASDAQ	Philadelphia, PA	Thrift	504 J	7	09-30	03/05	6.24	63
LSBK	Lake Shore Bnp MHC of NY(38.7)	NASDAQ	Dunkirk, NY	Thrift	499	10	12-31	04/06	10.40	62
PBHC	Pathfinder BC MHC of NY (39.5)	NASDAQ	Oswego, NY	Thrift	479	14	12-31	11/95	10.80	28
ALLB	Alliance Bancorp, Inc. of PA (3)	NASDAQ	Broomall, PA	Thrift	465	9	12-31	01/11	12.31	66
NECB	NE Comm Bncrp MHC of NY (42.5)	NASDAQ	White Plains, NY	Thrift	448	7	12-31	07/06	5.10	64
STND	Standard Financial Corp. of PA (3)	NASDAQ	Monroeville, PA	Thrift	443 J	12	09-30	10/10	17.84	62
OBAF	OBA Financial Serv. Inc of MD (3)	NASDAQ	Germantown, MD	Thrift	389	5	06-30	01/10	18.04	78
WSB	WSB Holdings, Inc. of Bowie MD (3)	NASDAQ	Bowie, MD	Thrift	373	5	12-31	08/88	5.77	46
MSBF	MSB Fin Corp MHC of NJ (39.2)	NASDAQ	Millington, NJ	Thrift	347 J	5	06-30	01/07	6.00	30
HBK	Hamilton Bancorp, Inc. of MD (3)	NASDAQ	Towson, MD	Thrift	347 P	5	03-31	10/12	11.38	42
FFCO	FedFirst Financial Corp of PA (3)	NASDAQ	Monessen, PA	Thrift	322	9	12-31	09/10	15.99	46
WVFC	WVS Financial Corp. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	297	6	06-30	11/93	8.27	17
PBCP	Polonia Bancorp, Inc. of PA (3)	NASDAQ	Huntngtn Vly, PA	Thrift	271 P	9	12-31	11/12	8.12	29
CMSB	CMS Bancorp Inc of W Plains NY (3)	NASDAQ	White Plains, NY	Thrift	259 J	6	09-30	04/07	8.00	15

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
November 23, 2012

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
FBC	Flagstar Bancorp, Inc. of MI (3)	NYSE	Troy, MI	Thrift	14,899	176	12-31	04/97	16.66	930
TFSL	TFS Fin Corp MHC of OH (26.5)	NASDAQ	Cleveland, OH	Thrift	11,495 J	39	09-30	04/07	8.37	2,586
CFFN	Capitol Federal Fin Inc. of KS (3)	NASDAQ	Topeka, KS	Thrift	9,379	47	09-30	12/10	11.82	1,837
BKMU	Bank Mutual Corp of WI (3)	NASDAQ	Milwaukee, WI	Thrift	2,485	80	12-31	10/03	4.14	192
FDEF	First Defiance Fin. Corp of OH (3)	NASDAQ	Defiance, OH	Thrift	2,056	33	12-31	10/95	16.81	164
UCFC	United Community Fin. of OH (3)	NASDAQ	Youngstown, OH	Thrift	1,831	38	12-31	07/98	3.11	102
WSBF	Waterstone Fin MHC of WI(26.2)	NASDAQ	Wauwatosa, WI	Thrift	1,680	10	12-31	10/05	5.47	171
CASH	Meta Financial Group of IA (3)	NASDAQ	Storm Lake, IA	Thrift	1,529 J	12	09-30	09/93	23.50	90
BFIN	BankFinancial Corp. of IL (3)	NASDAQ	Burr Ridge, IL	Thrift	1,500	21	12-31	06/05	7.05	149
PULB	Pulaski Fin Cp of St. Louis MO (3)	NASDAQ	St. Louis, MO	Thrift	1,346 J	12	09-30	12/98	8.64	98
NASB	NASB Fin, Inc. of Grandview MO (3)	NASDAQ	Grandview, MO	Thrift	1,221 J	9	09-30	09/85	20.95	165
HFFC	HF Financial Corp. of SD (3)	NASDAQ	Sioux Falls, SD	Thrift	1,153	33	06-30	04/92	12.80	90
CITZ	CFS Bancorp, Inc of Munster IN (3)	NASDAQ	Munster, IN	Thrift	1,119	22	12-31	07/98	6.29	68
HFBC	HopFed Bancorp, Inc. of KY (3)	NASDAQ	Hopkinsville, KY	Thrift	997	18	12-31	02/98	8.11	61
PVFC	PVF Capital Corp. of Solon OH (3)	NASDAQ	Solon, OH	R.E.	779	18	06-30	12/92	2.24	58
HMNF	HMN Financial, Inc. of MN (3)	NASDAQ	Rochester, MN	Thrift	644	15	12-31	06/94	2.80	12
CHEV	Cheviot Financial Corp. of OH (3)	NASDAQ	Cincinnati, OH	Thrift	633	6	12-31	01/12	9.27	70
FSFG	First Savings Fin. Grp. of IN (3)	NASDAQ	Clarksville, IN	Thrift	587 J	12	09-30	12/08	19.56	46
FCLF	First Clover Leaf Fin Cp of IL (3)	NASDAQ	Edwardsville, IL	Thrift	552	4	12-31	07/06	6.00	46
CZWI	Citizens Comm Bncorp Inc of WI (3)	NASDAQ	Eau Claire, WI	Thrift	533 J	27	09-30	11/06	5.80	30
IROQ	IF Bancorp, Inc. of IL (3)	NASDAQ	Watseka, IL	Thrift	514	5	06-30	07/11	13.75	66
UCBA	United Comm Bncp MHC IN (40.6)	NASDAQ	Lawrenceburg, IN	Thrift	502	9	06-30	03/06	6.17	48
LPSB	LaPorte Bancorp Inc. of IN (3)	NASDAQ	La Porte, IN	Thrift	497 P	8	12-31	10/12	8.75	54
FCAP	First Capital, Inc. of IN (3)	NASDAQ	Corydon, IN	Thrift	458	13	12-31	01/99	20.01	56
RIVR	River Valley Bancorp of IN (3)	NASDAQ	Madison, IN	Thrift	404	10	12-31	12/96	16.51	25
WAYN	Wayne Savings Bancshares of OH (3)	NASDAQ	Wooster, OH	Thrift	401	11	03-31	01/03	9.25	28
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	355	5	12-31	02/95	19.50	30
JXSB	Jacksonville Bancorp Inc of IL (3)	NASDAQ	Jacksonville, IL	Thrift	316	7	12-31	07/10	17.25	33
WBKC	Wolverine Bancorp, Inc. of MI (3)	NASDAQ	Midland, MI	Thrift	284	5	12-31	01/11	17.75	45
MCBK	Madison County Financial of NE (3)	NASDAQ	Madison, NE	Thrift	260 P	4	12-31	10/12	14.31	46
CFBK	Central Federal Corp. of OH (3)	NASDAQ	Fairlawn, OH	Thrift	222	4	12-31	12/98	1.30	21
KFFB	KY Fst Fed Bp MHC of KY (38.9)	NASDAQ	Hazard, KY	Thrift	220	4	06-30	03/05	8.45	66
FFNM	First Fed of N. Michigan of MI (3)	NASDAQ	Alpena, MI	Thrift	215	8	12-31	04/05	4.36	13
New England Companies										
PBCT	Peoples United Financial of CT (3)	NASDAQ	Bridgeport, CT	Div.	28,575	340	12-31	04/07	11.90	4,136
BHLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	4,634	44	12-31	06/00	22.50	500
EBSB	Meridian Fn Serv MHC MA (40.6)	NASDAQ	East Boston, MA	Thrift	2,219	25	12-31	01/08	16.73	374
RCKB	Rockville Fin New, Inc. of CT (3)	NASDAQ	Vrn Rockville CT	Thrift	1,949	22	12-31	03/11	12.72	364
FBNK	First Connecticut Bncorp of CT (3)	NASDAQ	Farmington, CT	Thrift	1,756	19	12-31	06/11	13.60	245
UBNK	United Financial Bncrp of MA (3)	NASDAQ	W Springfield MA	Thrift	1,684	24	12-31	12/07	15.59	241
WFD	Westfield Fin. Inc. of MA (3)	NASDAQ	Westfield, MA	Thrift	1,317	11	12-31	01/07	6.69	169
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	1,193	10	12-31	12/88	62.80	134
NHTB	NH Thrift Bancshares of NH (3)	NASDAQ	Newport, NH	Thrift	1,118	27	12-31	05/86	12.59	74
SIFI	SI Financial Group, Inc. of CT (3)	NASDAQ	Willimantic, CT	Thrift	950	21	12-31	01/11	11.12	113
BLMT	BSB Bancorp, Inc. of MA (3)	NASDAQ	Belmont, MA	Thrift	822	4	12-31	10/11	11.81	108
HBNK	Hampden Bancorp, Inc. of MA (3)	NASDAQ	Springfield, MA	Thrift	646	9	06-30	01/07	13.79	81
CBNK	Chicopee Bancorp, Inc. of MA (3)	NASDAQ	Chicopee, MA	Thrift	608	8	12-31	07/06	14.17	77
PEOP	Peoples Fed Bancshrs Inc of MA (3)	NASDAQ	Brighton, MA	Thrift	560 J	6	09-30	07/10	16.39	110
NVSL	Naugatuck Valley Fin Crp of CT (3)	NASDAQ	Naugatuck, CT	Thrift	558 J	10	12-31	06/11	7.00	49
NFSB	Newport Bancorp, Inc. of RI (3)	NASDAQ	Newport, RI	Thrift	472	6	12-31	07/06	16.75	58
PSBH	PSB Hldgs Inc MHC of CT (42.9)	NASDAQ	Putnam, CT	Thrift	450	8	06-30	10/04	4.50	29
WEBK	Wellesley Bancorp, Inc. of MA (3)	NASDAQ	Wellesley, MA	Thrift	357	2	12-31	01/12	15.25	37
MFLR	Mayflower Bancorp, Inc. of MA (3)	NASDAQ	Middleboro, MA	Thrift	251	8	04-30	12/87	10.25	21
GTWN	Georgetown Bancorp, Inc. of MA (3)	NASDAQ	Georgetown, MA	Thrift	212	3	12-31	07/12	11.00	21
North-West Companies										
WAFD	Washington Federal, Inc. of WA (3)	NASDAQ	Seattle, WA	Thrift	12,473	163	09-30	11/82	16.30	1,731
HMST	HomeStreet, Inc. of WA (3)	NASDAQ	Seattle, WA	Undefined	2,508	21	12-31	02/12	23.46	337
FFNW	First Fin NW, Inc of Renton WA (3)	NASDAQ	Renton, WA	Thrift	973	1	12-31	10/07	7.51	141
RVSB	Riverview Bancorp, Inc. of WA (3)	NASDAQ	Vancouver, WA	Thrift	809	17	03-31	10/97	1.80	40

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
November 23, 2012

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
North-West Companies (continued)										
TSBK	Timberland Bancorp, Inc. of WA (3)	NASDAQ	Hoquiam, WA	Thrift	737	22	09-30	01/98	5.82	41
ANCB	Anchor Bancorp of Aberdeen, WA (3)	NASDAQ	Aberdeen, WA	Thrift	466	15	06-30	01/11	13.16	34
FSBW	FS Bancorp, Inc. of WA (3)	NASDAQ	MntLake Terr, WA	Thrift	341	7	12-31	07/12	12.95	42
South-East Companies										
HTBI	HomeTrust Bancshrs, Inc. of NC (3)	NASDAQ	Asheville, NC	Thrift	1,750 P	20	06-30	07/12	13.03	276
FRNK	Franklin Financial Corp. of VA (3)	NASDAQ	Glen Allen, VA	Thrift	1,081 J	9	09-30	04/11	17.18	229
HBOS	Heritage Fin Group, Inc of GA (3)	NASDAQ	Albany, GA	Thrift	1,055	16	12-31	11/10	12.05	99
CHFN	Charter Fin Corp MHC GA (37.2)	NASDAQ	West Point, GA	Thrift	1,049 J	17	09-30	09/10	9.32	171
HBCP	Home Bancorp Inc. Lafayette LA (3)	NASDAQ	Lafayette, LA	Thrift	974	18	12-31	10/08	18.39	138
ACFC	Atlantic Coast Fin. Corp of GA (3)	NASDAQ	Waycross, GA	Thrift	779 J	12	12-31	02/11	2.16	6
ASBB	ASB Bancorp, Inc. of NC (3)	NASDAQ	Asheville, NC	Thrift	772	13	12-31	10/11	15.22	85
FFBH	First Fed. Bancshares of AR (3)	NASDAQ	Harrison, AR	Thrift	573 M	18	12-31	05/96	8.95	173
JFBI	Jefferson Bancshares Inc of TN (3)	NASDAQ	Morristown, TN	Thrift	507	12	06-30	07/03	2.50	17
CFFC	Community Fin. Corp. of VA (3)	NASDAQ	Staunton, VA	Thrift	486	11	03-31	03/88	5.36	23
OFED	Oconee Fed Fn Cp MHC SC (35.0)	NASDAQ	Seneca, SC	Thrift	380	5	06-30	01/11	16.75	108
PBSK	Poage Bankshares, Inc. of KY (3)	NASDAQ	Ashland, KY	Thrift	319 J	6	09-30	09/11	12.58	42
LABC	Louisiana Bancorp, Inc. of LA (3)	NASDAQ	Metairie, LA	Thrift	319	3	12-31	07/07	16.32	49
AFCB	Athens Bancshares, Inc. of TN (3)	NASDAQ	Athens, TN	Thrift	293	7	12-31	01/10	16.56	40
HFBL	Home Federal Bancorp Inc of LA (3)	NASDAQ	Shreveport, LA	Thrift	270	5	06-30	12/10	17.60	49
SIBC	State Investors Bancorp of LA (3)	NASDAQ	Metairie, LA	Thrift	250	4	12-31	07/11	12.61	36
South-West Companies										
OABC	OmniAmerican Bancorp Inc of TX (3)	NASDAQ	Fort Worth, TX	Thrift	1,282	16	12-31	01/10	22.67	259
SPBC	SP Bancorp, Inc. of Plano, TX (3)	NASDAQ	Plano, TX	Thrift	297	8	12-31	11/10	14.85	25
Western Companies (Excl CA)										
TBNK	Territorial Bancorp, Inc of HI (3)	NASDAQ	Honolulu, HI	Thrift	1,566 J	25	12-31	07/09	22.62	247
SFBC	Sound Financial Bcp, Inc of WA (3)	NASDAQ	Seattle, WA	Thrift	366	5	12-31	08/12	10.16	26
EBMT	Eagle Bancorp Montanta of MT (3)	NASDAQ	Helena, MT	Thrift	320	6	06-30	04/10	10.30	40
Other Areas										

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma)

Source: SNL Financial, LC.

Date of Last Update: 11/23/12

EXHIBIT III-2

Public Market Pricing of Georgia Thrift Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of November 23, 2012

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
			Core	Book													Reported		Core	
Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	12-Mth EPS(2) ($)	Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
All Public Companies	12.66	265.84	0.25	14.21	18.31	90.23	11.72	96.64	21.30	0.20	1.53	22.10	2,431	12.68	12.05	3.31	0.38	2.91	0.16	0.55
State of GA	7.84	70.55	-1.43	13.05	17.46	72.27	8.81	75.03	32.27	0.12	1.16	23.19	961	10.16	9.88	3.58	-0.14	-4.59	-0.30	-6.99
Comparable Group																				
State of GA																				
ACFC Atlantic Coast Fin. Corp of GA	2.16	5.68	-4.98	16.73	NM	12.91	0.73	12.92	NM	0.00	0.00	NM	779	5.65	5.65	6.74	-1.27	-20.89	-1.66	-27.23
CHFN Charter Fin Corp MHC GA (37.2)	9.32	106.79	0.26	7.61	NM	122.47	16.29	127.67	35.85	0.20	2.15	NM	1,049	13.30	12.83	2.32	0.32	2.52	0.44	3.45
HBOS Heritage Fin Group, Inc of GA	12.05	99.17	0.42	14.80	17.46	81.42	9.40	84.50	28.69	0.16	1.33	23.19	1,055	11.55	11.17	1.68	0.53	4.59	0.32	2.80

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3

Public Market Pricing of U.S. Thrift Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of November 23, 2012

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	Pricing Ratios(3) P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
	All Public Companies	12.66	265.84	0.25	14.21	18.31	90.23	11.72	96.64	21.30	0.20	1.53	22.10	2,431	12.68	12.05	3.31	0.38	2.91	0.16	0.55
	All Public Companies	12.66	265.84	0.25	14.21	18.31	90.23	11.72	96.64	21.30	0.20	1.53	22.10	2,431	12.68	12.05	3.31	0.38	2.91	0.16	0.55
	Comparable Group																				
ASBB	ASB Bancorp, Inc. of NC	15.22	85.00	-0.48	20.99	NM	72.51	11.01	72.51	NM	0.00	0.00	NM	772	15.18	15.18	3.82	-0.01	-0.10	-0.34	-2.52
ALLB	Alliance Bancorp, Inc. of PA	12.31	65.72	0.61	15.28	24.14	80.56	14.14	80.56	20.18	0.20	1.62	39.22	465	17.56	17.56	4.53	0.58	3.29	0.69	3.93
ANCB	Anchor Bancorp of Aberdeen, WA	13.16	33.56	-0.25	21.35	NM	61.64	7.20	61.64	NM	0.00	0.00	0.00	466	11.68	11.68	6.17	0.06	0.51	-0.13	-1.16
AF	Astoria Financial Corp. of NY	9.48	933.00	0.44	13.16	19.35	72.04	5.48	84.04	21.55	0.16	1.69	32.65	17,038	7.60	6.59	2.64	0.28	3.78	0.25	3.39
AFCB	Athens Bancshares, Inc. of TN	16.56	40.26	0.63	19.98	14.65	82.88	13.75	83.38	26.29	0.20	1.21	17.70	293	16.59	16.50	NA	0.95	5.49	0.53	3.06
ACFC	Atlantic Coast Fin. Corp of GA	2.16	5.68	-4.98	16.73	NM	12.91	0.73	12.92	NM	0.00	0.00	NM	779	5.65	5.65	6.74	-1.27	-20.89	-1.66	-27.23
BLMT	BSB Bancorp, Inc. of MA	11.81	108.33	-0.02	14.47	NM	81.62	13.17	81.62	NM	0.00	0.00	NM	822	16.14	16.14	1.15	-0.06	-0.40	-0.03	-0.16
BKMU	Bank Mutual Corp of WI	4.14	191.79	-0.05	5.87	31.85	70.53	7.72	70.53	NM	0.08	1.93	61.54	2,485	11.07	11.06	3.05	0.24	2.21	-0.09	-0.85
BFIN	BankFinancial Corp. of IL	7.05	148.56	-2.36	9.40	NM	75.00	9.90	76.30	NM	0.04	0.57	NM	1,500	13.21	13.01	5.50	-3.16	-23.37	-3.20	-23.67
BNCL	Beneficial Mut MHC of PA(42.9)	9.25	333.56	0.21	8.02	NM	115.34	15.22	145.90	NM	0.00	0.00	0.00	4,819	13.20	10.73	2.09	0.34	2.51	0.35	2.63
BHLB	Berkshire Hills Bancorp of MA	22.50	499.79	1.87	26.60	15.41	84.59	10.78	141.87	12.03	0.72	3.20	49.32	4,634	12.75	8.01	1.02	0.76	5.73	0.98	7.34
BOFI	Bofi Holding, Inc. Of CA	27.06	346.72	1.64	16.36	11.28	165.40	13.25	165.40	16.50	0.00	0.00	0.00	2,617	8.20	8.20	NA	1.33	15.61	0.91	10.67
BYFC	Broadway Financial Corp. of CA	0.87	1.62	0.84	1.21	NM	71.90	0.42	71.90	1.04	0.04	4.60	NM	384	4.96	4.96	16.43	-0.06	-1.12	0.38	7.27
CITZ	CFS Bancorp, Inc of Munster IN	6.29	68.41	-0.98	9.94	NM	63.28	6.12	63.28	NM	0.04	0.64	NM	1,119	9.66	9.66	6.53	-0.82	-8.86	-0.93	-9.98
CMSB	CMS Bancorp Inc of W Plains NY(7)	8.00	14.90	-0.31	11.76	NM	68.03	5.76	68.03	NM	0.00	0.00	NM	259	8.47	8.47	NA	-0.15	-1.69	-0.23	-2.62
CBNJ	Cape Bancorp, Inc. of NJ	8.68	115.77	0.24	11.32	NM	76.68	11.10	90.32	36.17	0.00	0.00	0.00	1,043	14.47	12.56	3.10	0.19	1.35	0.30	2.17
CFFN	Capitol Federal Fin Inc. of KS	11.82	1836.59	0.48	11.63	24.63	101.63	19.58	101.63	24.63	0.30	2.54	62.50	9,379	19.27	19.27	0.49	0.79	3.96	0.79	3.96
CARV	Carver Bancorp, Inc. of NY	2.87	10.60	-2.55	2.51	NM	114.34	1.66	114.34	NM	0.00	0.00	NM	638	8.64	8.64	10.96	-1.51	-20.46	-1.44	-19.47
CFBK	Central Federal Corp. of OH	1.30	20.57	-0.35	1.54	NM	84.42	9.26	84.42	NM	0.00	0.00	NM	222	10.97	10.98	6.00	-2.10	-40.00	-2.30	-43.75
CHFN	Charter Fin Corp MHC GA (37.2)	9.32	106.79	0.26	7.61	NM	122.47	16.29	127.67	35.85	0.20	2.15	NM	1,049	13.30	12.83	2.32	0.32	2.52	0.44	3.45
CHEV	Cheviot Financial Corp. of OH	9.27	70.42	0.33	14.13	20.15	65.61	11.12	73.16	28.09	0.32	3.45	69.57	633	16.95	15.47	3.12	0.56	3.75	0.40	2.69
CBNK	Chicopee Bancorp, Inc. of MA	14.17	77.41	0.32	16.35	NM	86.67	12.73	86.67	NM	0.00	0.00	0.00	608	14.69	14.69	0.95	0.31	2.07	0.29	1.95
CZWI	Citizens Comm Bncorp Inc of WI	5.80	29.77	0.09	10.54	NM	55.03	5.58	55.34	NM	0.00	0.00	0.00	533	10.14	10.09	2.15	0.03	0.29	0.09	0.87
CSBK	Clifton Svg Bp MHC of NJ(35.8)	10.34	99.33	0.25	7.15	35.66	144.62	26.08	144.62	NM	0.24	2.32	NM	1,036	18.04	18.04	NA	0.70	4.08	0.60	3.52
COBK	Colonial Financial Serv. of NJ	12.76	50.06	-0.02	17.89	NM	71.32	7.94	71.32	NM	0.00	0.00	0.00	630	11.13	11.13	5.07	0.03	0.22	-0.01	-0.11
CFFC	Community Fin. Corp. of VA(7)	5.36	23.38	0.31	8.98	17.29	59.69	4.81	59.69	17.29	0.00	0.00	0.00	486	10.62	10.62	7.61	0.27	2.66	0.27	2.66
DCOM	Dime Community Bancshars of NY	13.48	479.86	1.30	10.89	10.37	123.78	12.14	144.64	10.37	0.56	4.15	43.08	3,954	9.80	8.51	1.38	1.16	12.52	1.16	12.52
ESBF	ESB Financial Corp. of PA	12.58	184.50	1.02	13.45	12.33	93.53	9.39	118.79	12.33	0.40	3.18	39.22	1,964	9.99	8.03	0.95	0.75	8.03	0.75	8.03
ESSA	ESSA Bancorp, Inc. of PA	9.98	132.04	0.29	13.26	NM	75.26	9.31	80.81	34.41	0.20	2.00	NM	1,419	12.36	11.61	2.48	0.02	0.16	0.33	2.33
EBMT	Eagle Bancorp Montanta of MT	10.30	39.95	0.17	13.92	18.39	73.99	12.48	73.99	NM	0.29	2.82	51.79	320	16.87	16.87	1.10	0.66	4.06	0.20	1.23
EVER	EverBank Financial Corp. of FL	14.58	1758.71	-0.81	10.43	29.76	139.79	10.65	141.69	NM	0.08	0.55	16.33	16,510	7.62	7.53	1.79	0.42	5.50	-0.69	-9.09
FSBW	FS Bancorp, Inc. of WA	12.95	41.96	1.34	18.32	7.44	70.69	12.30	70.69	9.66	0.00	0.00	0.00	341	17.40	17.40	1.93	1.65	12.92	1.27	9.95
FFCO	FedFirst Financial Corp of PA	15.99	45.80	0.55	20.53	25.79	77.89	14.24	79.43	29.07	0.16	1.00	25.81	322	18.30	18.01	1.37	0.53	3.02	0.47	2.68
FSBI	Fidelity Bancorp, Inc. of PA(7)	21.38	65.66	0.09	15.03	NM	142.25	10.15	150.88	NM	0.08	0.37	61.54	647	8.20	7.83	3.99	0.06	0.77	0.04	0.53
FCAP	First Capital, Inc. of IN	20.01	55.73	1.27	18.71	14.93	106.95	12.16	119.25	15.76	0.76	3.80	56.72	458	11.39	10.34	1.93	0.84	7.26	0.79	6.88
FCLF	First Clover Leaf Fin Cp of IL	6.00	45.64	0.15	10.36	21.43	57.92	8.26	68.26	40.00	0.24	4.00	NM	552	14.27	12.38	3.78	0.38	2.72	0.21	1.46
FBNK	First Connecticut Bncorp of CT	13.60	244.62	-0.07	13.47	NM	100.97	13.93	100.97	NM	0.12	0.88	NM	1,756	13.80	13.80	2.17	-0.04	-0.29	-0.07	-0.50
FDEF	First Defiance Fin. Corp of OH	16.81	163.54	0.94	26.22	10.38	64.11	7.96	86.74	17.88	0.20	1.19	12.35	2,056	12.41	9.48	2.19	0.76	5.88	0.44	3.41
FFNM	First Fed of N. Michigan of MI	4.36	12.57	0.11	8.77	18.17	49.71	5.85	50.11	39.64	0.00	0.00	0.00	215	11.77	11.68	3.73	0.32	2.78	0.15	1.27
FFBH	First Fed. Bancshares of AR	8.95	172.76	-0.91	3.58	NM	250.00	30.12	250.00	NM	0.20	2.23	NM	573	12.05	12.05	8.44	-2.95	-25.71	-2.98	-26.00
FFNW	First Fin NW, Inc of Renton WA	7.51	141.23	0.12	9.84	NM	76.32	14.51	76.32	NM	0.00	0.00	0.00	973	19.02	19.02	11.05	0.20	1.13	0.22	1.24
BANC	First PacTrust Bancorp of CA	11.79	138.80	0.94	13.57	NM	86.88	8.31	94.47	12.54	0.48	4.07	NM	1,670	11.49	10.79	2.60	0.18	1.13	0.95	5.92
FSFG	First Savings Fin. Grp. of IN	19.56	46.16	1.52	27.08	11.57	72.23	7.86	82.39	12.87	0.00	0.00	0.00	587	13.80	12.63	2.21	0.73	5.36	0.66	4.82
FBC	Flagstar Bancorp, Inc. of MI	16.66	930.09	-8.92	17.76	11.82	93.81	6.24	93.81	NM	0.00	0.00	0.00	14,899	8.39	8.39	7.62	0.56	6.84	-3.52	-43.26
FFIC	Flushing Fin. Corp. of NY	14.50	448.11	1.09	14.28	13.43	101.54	10.23	105.53	13.30	0.52	3.59	48.15	4,380	10.07	9.73	2.79	0.77	7.83	0.77	7.90
FXCB	Fox Chase Bancorp, Inc. of PA	15.66	194.94	0.32	14.75	NM	106.17	18.20	106.17	NM	0.16	1.02	47.06	1,071	17.14	17.14	3.04	0.41	2.26	0.39	2.12
FRNK	Franklin Financial Corp. of VA	17.18	229.22	0.64	19.00	NM	90.42	21.20	90.42	26.84	0.00	0.00	0.00	1,081	23.45	23.45	5.10	0.44	1.88	0.78	3.34
GTWN	Georgetown Bancorp, Inc. of MA	11.00	21.34	-0.02	15.52	29.73	70.88	10.08	70.88	NM	0.00	0.00	0.00	212	14.22	14.22	1.14	0.34	2.82	-0.02	-0.15
GCBC	Green Co Bcrp MHC of NY (44.7)	20.53	37.24	1.48	12.87	14.16	159.52	14.30	159.52	13.87	0.70	3.41	48.28	601	8.96	8.96	NA	1.05	11.74	1.07	11.98
HFFC	HF Financial Corp. of SD	12.80	90.32	0.23	14.02	15.61	91.30	7.83	95.45	NM	0.45	3.52	54.88	1,153	8.58	8.23	1.55	0.49	6.00	0.14	1.68
HMNF	HMN Financial, Inc. of MN	2.80	12.39	-1.66	7.83	NM	35.76	1.92	35.76	NM	0.00	0.00	NM	644	9.30	9.30	7.38	-0.78	-9.40	-1.01	-12.20
HBK	Hamilton Bancorp, Inc. of MD	11.38	42.14	-0.16	18.05	NM	63.05	12.14	65.93	NM	0.00	0.00	NM	347	0.00	0.00	1.89	-0.09	NM	-0.17	NM
HBNK	Hampden Bancorp, Inc. of MA	13.79	80.82	0.47	14.85	25.07	92.86	12.51	92.86	29.34	0.16	1.16	29.09	646	13.47	13.47	2.15	0.54	3.66	0.46	3.13
HARL	Harleysville Svgs Fin Cp of PA	18.86	71.08	1.32	15.63	14.29	120.67	8.64	120.67	14.29	0.80	4.24	60.61	823	7.16	7.16	1.47	0.59	8.62	0.59	8.62
HBOS	Heritage Fin Group, Inc of GA	12.05	99.17	0.42	14.80	17.46	81.42	9.40	84.50	28.69	0.16	1.33	23.19	1,055	11.55	11.17	1.68	0.53	4.59	0.32	2.80
HIFS	Hingham Inst. for Sav. of MA	62.80	133.51	6.13	42.62	10.24	147.35	11.19	147.35	10.24	1.04	1.66	16.97	1,193	7.59	7.59	0.96	1.14	15.30	1.14	15.30
HBCP	Home Bancorp Inc. Lafayette LA	18.39	138.15	1.03	18.66	15.33	98.55	14.18	100.22	17.85	0.00	0.00	0.00	974	14.39	14.18	1.92	0.92	6.59	0.79	5.65

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of November 23, 2012

		Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
		Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	Tng Eq/ Assets	NPAs/ Assets	Reported ROA	Reported ROE	Core ROA	Core ROE
	Financial Institution	($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
HFBL	Home Federal Bancorp Inc of LA	17.60	48.89	0.43	17.59	16.45	100.06	18.09	100.06	NM	0.24	1.36	22.43	270	18.08	18.08	NA	1.12	5.86	0.45	2.35
HMST	HomeStreet, Inc. of WA	23.46	336.77	-0.62	16.67	5.14	140.73	13.43	140.99	NM	0.00	0.00	0.00	2,508	9.54	9.53	7.56	2.75	40.35	-0.37	-5.49
HTBI	HomeTrust Bancshrs, Inc. of NC	13.03	275.71	-0.63	16.85	NM	77.33	15.76	77.33	NM	0.00	0.00	NM	1,750	0.00	0.00	6.27	-0.92	NM	-0.76	NM
HFBC	HopFed Bancorp, Inc. of KY	8.11	60.85	0.30	13.99	14.23	57.97	6.11	58.14	27.03	0.08	0.99	14.04	997	12.37	12.33	1.99	0.41	3.58	0.22	1.88
HCBK	Hudson City Bancorp, Inc of NJ(7)	8.16	4310.06	0.62	8.92	NM	91.48	10.29	94.55	13.16	0.32	3.92	NM	41,896	11.25	10.92	3.04	-0.35	-3.37	0.73	6.96
IROQ	IF Bancorp, Inc. of IL	13.75	66.04	0.62	18.38	16.98	74.81	12.85	74.81	22.18	0.00	0.00	0.00	514	17.17	17.17	1.44	0.79	4.55	0.60	3.48
ISBC	Investors Bcrp MHC of NJ(41.6)	16.87	844.33	0.73	9.37	21.35	180.04	16.44	188.07	23.11	0.20	1.19	25.32	11,480	9.13	8.78	1.25	0.80	8.86	0.74	8.18
JXSB	Jacksonville Bancorp Inc of IL	17.25	33.15	1.30	23.20	9.27	74.35	10.51	79.20	13.27	0.30	1.74	16.13	316	14.13	13.38	1.25	1.14	8.44	0.80	5.90
JFBI	Jefferson Bancshares Inc of TN	2.50	16.58	-0.41	8.02	NM	31.17	3.27	32.05	NM	0.00	0.00	NM	507	10.48	10.22	NA	-0.51	-5.13	-0.51	-5.13
KFFB	KY Fst Fed Bp MHC of KY (38.9)	8.45	26.39	0.23	7.61	36.74	111.04	29.85	147.21	36.74	0.40	4.73	NM	220	26.88	21.71	2.79	0.79	3.03	0.79	3.03
KRNY	Kearny Fin Cp MHC of NJ (24.0)	9.07	162.55	0.07	7.43	NM	122.07	20.77	156.65	NM	0.00	0.00	0.00	2,920	17.01	13.77	1.36	0.16	0.95	0.16	0.95
LSBI	LSB Fin. Corp. of Lafayette IN	19.50	30.34	0.04	24.67	21.91	79.04	8.55	79.04	NM	0.00	0.00	0.00	355	10.82	10.82	5.21	0.38	3.73	0.02	0.17
LPSB	LaPorte Bancorp Inc. of IN	8.75	53.80	0.57	13.00	14.34	67.31	10.83	75.63	15.35	0.16	1.83	26.23	497	15.32	12.97	1.86	0.75	4.93	0.71	4.60
LSBK	Lake Shore Bnp MHC of NY(38.7)	10.40	25.46	0.63	11.29	18.57	92.12	12.38	92.12	16.51	0.16	1.54	28.57	499	13.44	13.44	0.61	0.67	5.13	0.76	5.77
LABC	Louisiana Bancorp, Inc. of LA	16.32	48.89	0.59	18.56	20.66	87.93	15.31	87.93	27.66	0.00	0.00	0.00	319	17.41	17.41	0.42	0.74	4.17	0.56	3.12
MSBF	MSB Fin Corp MHC of NJ (39.2)	6.00	12.81	0.10	8.10	NM	74.07	8.72	74.07	NM	0.00	0.00	0.00	347	11.77	11.77	7.71	0.14	1.24	0.14	1.24
MCBK	Madison County Financial of NE	14.31	45.69	0.99	18.40	12.89	77.77	17.57	79.63	14.45	0.00	0.00	0.00	260	0.00	0.00	NA	1.36	NM	1.22	NM
MGYR	Magyar Bancorp MHC of NJ(44.9)	4.65	12.01	-0.07	7.71	NM	60.31	5.12	60.31	NM	0.00	0.00	0.00	528	8.48	8.48	NA	0.03	0.39	-0.08	-0.91
MLVF	Malvern Bancorp, Inc. of PA	10.31	67.62	0.07	14.81	NM	69.62	9.81	69.62	NM	0.11	1.07	NM	689	9.70	9.70	3.17	0.12	1.28	0.07	0.69
MFLR	Mayflower Bancorp, Inc. of MA	10.25	21.09	0.36	10.94	15.77	93.69	8.39	93.69	28.47	0.24	2.34	36.92	251	8.95	8.95	0.29	0.53	6.07	0.30	3.36
EBSB	Meridian Fn Serv MHC MA (40.6)	16.73	158.12	0.20	10.42	30.42	160.56	16.83	170.54	NM	0.00	0.00	0.00	2,219	10.49	9.93	2.19	0.60	5.47	0.22	1.99
CASH	Meta Financial Group of IA	23.50	90.40	2.45	27.48	5.12	85.52	5.91	87.23	9.59	0.52	2.21	11.33	1,529	6.92	6.79	0.80	1.29	20.19	0.69	10.78
NASB	NASB Fin, Inc. of Grandview MO	20.95	164.83	-1.14	20.49	9.57	102.24	13.50	103.82	NM	0.90	4.30	41.10	1,221	13.21	13.03	8.64	1.41	11.22	-0.73	-5.84
NECB	NE Comm Bncrp MHC of NY (42.5)	5.10	30.35	-0.01	8.39	NM	60.79	14.41	61.82	NM	0.12	2.35	NM	448	23.70	23.40	5.41	-0.03	-0.12	-0.03	-0.12
NHTB	NH Thrift Bancshares of NH	12.59	74.31	0.49	15.59	10.76	80.76	6.64	120.02	25.69	0.52	4.13	44.44	1,118	10.01	7.53	1.42	0.63	6.31	0.27	2.64
NVSL	Naugatuck Valley Fin Crp of CT	7.00	49.01	-0.22	11.52	NM	60.76	8.78	60.76	NM	0.12	1.71	NM	558	14.46	14.46	5.18	-0.07	-0.51	-0.27	-1.88
NYCB	New York Community Bcrp of NY	12.90	5664.57	0.85	12.85	11.42	100.39	12.85	178.67	15.18	1.00	7.75	NM	44,096	12.80	7.62	0.92	1.16	8.87	0.87	6.67
NFSB	Newport Bancorp, Inc. of RI	16.75	58.11	0.44	15.17	38.95	110.42	12.32	110.42	38.07	0.00	0.00	0.00	472	11.16	11.16	1.47	0.32	2.86	0.33	2.93
NFBK	Northfield Bcp MHC of NY(38.5)(7)	14.68	280.11	0.48	9.58	34.95	153.24	24.54	160.44	30.58	0.00	0.00	0.00	2,406	16.01	15.40	2.33	0.72	4.33	0.82	4.94
NWBI	Northwest Bancshares Inc of PA	11.78	1152.60	0.64	12.01	18.41	98.08	14.32	115.15	18.41	0.48	4.07	NM	8,048	14.60	12.71	NA	0.78	5.37	0.78	5.37
OBAF	OBA Financial Serv. Inc of MD	18.04	78.17	0.10	17.47	NM	103.26	20.11	103.26	NM	0.00	0.00	0.00	389	19.47	19.47	3.08	0.11	0.57	0.11	0.57
OSHC	Ocean Shore Holding Co. of NJ	13.21	91.99	0.84	14.95	17.38	88.36	8.67	93.09	15.73	0.24	1.82	31.58	1,062	9.81	9.36	NA	0.52	5.06	0.57	5.59
OCFC	OceanFirst Fin. Corp of NJ	12.78	230.30	1.03	12.19	10.74	104.84	9.99	104.84	12.41	0.48	3.76	40.34	2,304	9.53	9.53	2.80	0.94	9.82	0.81	8.50
OFED	Oconee Fed Fn Cp MHC SC (35.0)	16.75	37.20	0.62	13.05	26.59	128.35	28.34	128.35	27.02	0.40	2.39	63.49	380	22.08	22.08	0.83	1.07	4.91	1.06	4.84
OABC	OmniAmerican Bancorp Inc of TX	22.67	259.23	0.28	17.91	NM	126.58	20.22	126.58	NM	0.00	0.00	0.00	1,282	15.97	15.97	2.12	0.43	2.83	0.24	1.59
ONFC	Oneida Financial Corp. of NY	11.26	79.10	0.86	12.88	14.08	87.42	11.69	120.30	13.09	0.48	4.26	60.00	677	13.37	10.10	0.30	0.83	6.28	0.89	6.76
ORIT	Oritani Financial Corp of NJ	14.87	672.24	0.75	11.41	20.09	130.32	24.26	130.32	19.83	0.60	4.03	NM	2,771	18.61	18.61	NA	1.25	6.51	1.27	6.60
PSBH	PSB Hldgs Inc MHC of CT (42.9)	4.50	12.60	0.22	7.61	NM	59.13	6.53	69.02	20.45	0.16	3.56	NM	450	11.04	9.61	2.99	0.16	1.52	0.31	3.03
PVFC	PVF Capital Corp. of Solon OH	2.24	58.06	-0.30	2.81	NM	79.72	7.45	79.72	NM	0.00	0.00	0.00	779	9.35	9.35	4.98	0.13	1.47	-0.98	-11.03
PBHC	Pathfinder BC MHC of NY (39.5)	10.80	9.74	0.65	10.67	15.65	101.22	5.90	117.26	16.62	0.12	1.11	17.39	479	8.54	7.80	1.26	0.40	4.61	0.37	4.34
PEOP	Peoples Fed Bancshrs Inc of MA	16.39	110.26	0.37	16.57	NM	98.91	19.70	98.91	NM	0.12	0.73	31.58	560	19.92	19.92	0.95	0.46	2.23	0.45	2.17
PBCT	Peoples United Financial of CT	11.90	4136.20	0.67	14.69	18.03	81.01	14.48	140.33	17.76	0.64	5.38	NM	28,575	17.87	11.16	2.19	0.82	4.42	0.84	4.49
PBSK	Poage Bankshares, Inc. of KY	12.58	42.42	0.48	18.11	20.97	69.46	13.28	69.46	26.21	0.16	1.27	26.67	319	19.12	19.12	0.64	0.64	3.76	0.51	3.01
PBCP	Polonia Bancorp, Inc. of PA	8.12	28.51	-0.09	11.75	NM	69.11	10.51	69.11	NM	0.00	0.00	0.00	271	0.00	0.00	NA	0.04	NM	-0.12	NM
PROV	Provident Fin. Holdings of CA	15.69	167.74	-0.99	13.41	19.61	117.00	13.03	117.00	NM	0.20	1.27	25.00	1,287	11.14	11.14	3.22	0.65	6.02	-0.81	-7.44
PFS	Provident Fin. Serv. Inc of NJ	14.12	849.42	1.02	16.20	13.07	87.16	11.91	137.76	13.84	0.52	3.68	48.15	7,135	13.66	9.10	2.43	0.92	6.80	0.87	6.42
PBNY	Provident NY Bncrp, Inc. of NY	9.10	401.97	0.35	11.14	20.22	81.69	9.99	124.66	26.00	0.24	2.64	53.33	4,023	12.23	8.37	2.02	0.60	4.42	0.47	3.44
PBIP	Prudential Bncp MHC PA (24.9)	6.24	18.91	0.21	5.90	34.67	105.76	12.41	105.76	29.71	0.00	0.00	0.00	504	11.73	11.73	NA	0.36	3.13	0.42	3.65
PULB	Pulaski Fin Cp of St. Louis MO	8.64	98.07	0.23	8.12	10.54	106.40	7.29	111.20	37.57	0.38	4.40	46.34	1,346	9.22	8.95	NA	0.70	7.65	0.20	2.15
RIVR	River Valley Bancorp of IN	16.51	25.18	0.95	19.46	10.86	84.84	6.23	85.10	17.38	0.84	5.09	55.26	404	8.57	8.55	3.99	0.57	6.92	0.36	4.32
RVSB	Riverview Bancorp, Inc. of WA	1.80	40.45	-1.48	3.36	NM	53.57	5.00	81.08	NM	0.00	0.00	NM	809	9.41	6.45	8.28	-3.86	-38.16	-3.94	-38.95
RCKB	Rockville Fin New, Inc. of CT	12.72	363.87	0.44	11.44	23.56	111.19	18.67	111.58	28.91	0.40	3.14	74.07	1,949	16.79	16.74	0.99	0.84	4.69	0.68	3.82
ROMA	Roma Fin Corp MHC of NJ (25.5)	8.44	70.24	0.10	7.18	NM	117.55	13.88	118.54	NM	0.00	0.00	0.00	1,835	11.92	11.84	NA	0.24	2.07	0.16	1.38
SIFI	SI Financial Group, Inc. of CT	11.12	112.77	0.00	12.59	NM	88.32	11.87	90.78	NM	0.12	1.08	NM	950	13.44	13.12	1.66	0.12	0.86	0.00	0.00
SPBC	SP Bancorp, Inc. of Plano, TX	14.85	24.64	-0.28	19.85	20.07	74.81	8.31	74.81	NM	0.00	0.00	0.00	297	11.10	11.10	3.39	0.45	3.72	-0.17	-1.41
SVBI	Severn Bancorp, Inc. of MD	3.20	32.21	0.06	7.91	20.00	40.46	3.74	40.61	NM	0.00	0.00	0.00	862	12.43	12.40	12.49	0.18	1.52	0.07	0.57
SMPL	Simplicity Bancorp of CA	14.14	124.30	0.71	17.33	18.85	81.59	13.58	83.77	19.92	0.32	2.26	42.67	915	16.64	16.28	2.95	0.71	4.22	0.67	3.99
SFBC	Sound Financial Bcp, Inc of WA	10.16	26.29	0.47	16.34	10.92	62.18	7.17	63.34	21.62	0.08	0.79	8.60	366	11.54	11.35	3.35	0.67	6.65	0.34	3.36
STND	Standard Financial Corp. of PA	17.84	62.08	0.85	23.01	20.04	77.53	14.02	87.75	20.99	0.18	1.01	20.22	443	18.09	16.33	1.06	0.70	3.94	0.67	3.76
SIBC	State Investors Bancorp of LA	12.61	36.24	0.56	16.67	35.03	75.64	14.52	75.64	22.52	0.00	0.00	0.00	250	19.19	19.19	NA	0.42	2.15	0.65	3.35
THRD	TF Fin. Corp. of Newtown PA	22.60	64.12	1.57	28.89	11.83	78.23	9.20	82.57	14.39	0.20	0.88	10.47	697	11.76	11.21	2.80	0.78	6.85	0.64	5.63
TFSL	TFS Fin Corp MHC of OH (26.5)	8.37	679.61	0.06	5.84	NM	143.32	22.50	144.06	NM	0.00	0.00	0.00	11,495	15.70	15.63	NA	0.17	1.04	0.17	1.04
TBNK	Territorial Bancorp, Inc of HI	22.62	246.60	1.19	19.84	17.95	114.01	15.75	114.13	19.01	0.48	2.12	38.10	1,566	13.81	13.80	0.70	0.89	6.33	0.84	5.98
TSBK	Timberland Bancorp, Inc. of WA	5.82	41.00	0.28	10.52	11.64	55.32	5.56	60.12	20.79	0.00	0.00	0.00	737	12.26	11.54	7.01	0.48	3.99	0.27	2.24
TRST	TrustCo Bank Corp NY of NY	5.26	493.42	0.38	3.81	13.49	138.06	11.43	138.06	13.84	0.26	4.94	66.67	4,318	8.28	8.28	1.36	0.85	10.57	0.83	10.30
UCBA	United Comm Bncp MHC IN (40.6)(7)	6.17	19.68	0.10	7.06	23.73	87.39	9.63	93.06	NM	0.00	0.00	0.00	502	11.02	10.41	NA	0.42	3.69	0.16	1.42

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of November 23, 2012

		Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
		Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	Tng Eq/ Assets	NPAs/ Assets	Reported ROA	Reported ROE	Core ROA	Core ROE
Financial Institution		($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
UCFC	United Community Fin. of OH	3.11	102.29	-0.72	5.22	NM	59.58	5.59	59.69	NM	0.00	0.00	NM	1,831	9.38	9.36	4.57	-0.77	-8.14	-1.20	-12.74
UBNK	United Financial Bncrp of MA	15.59	241.15	0.76	14.88	21.36	104.77	14.32	108.79	20.51	0.40	2.57	54.79	1,684	13.67	13.23	1.12	0.69	4.95	0.71	5.16
WSB	WSB Holdings, Inc. of Bowie MD(7)	5.77	46.13	0.04	6.95	NM	83.02	12.36	83.02	NM	0.00	0.00	0.00	373	14.89	14.89	NA	0.19	1.32	0.08	0.59
WSFS	WSFS Financial Corp. of DE	43.38	378.88	1.51	44.97	13.95	96.46	8.89	105.47	28.73	0.48	1.11	15.43	4,261	9.81	9.09	1.38	0.64	6.81	0.31	3.30
WVFC	WVS Financial Corp. of PA	8.27	17.02	0.70	15.12	12.34	54.70	5.73	54.70	11.81	0.16	1.93	23.88	297	10.48	10.48	0.64	0.51	4.60	0.53	4.80
WAFD	Washington Federal, Inc. of WA	16.30	1730.70	0.71	17.89	12.54	91.11	13.88	105.30	22.96	0.32	1.96	24.62	12,473	15.23	13.45	NA	1.04	7.22	0.57	3.94
WSBF	Waterstone Fin MHC of WI(26.2)	5.47	44.85	-1.16	5.91	14.78	92.55	10.18	92.87	NM	0.00	0.00	0.00	1,680	11.00	10.96	8.85	0.68	6.67	-2.13	-20.90
WAYN	Wayne Savings Bancshares of OH	9.25	27.69	0.53	13.51	15.95	68.47	6.91	71.82	17.45	0.28	3.03	48.28	401	10.09	9.66	2.64	0.43	4.34	0.39	3.97
WEBK	Wellesley Bancorp, Inc. of MA	15.25	36.71	0.35	18.46	39.10	82.61	10.27	82.61	NM	0.00	0.00	0.00	357	12.44	12.44	NA	0.30	2.66	0.27	2.39
WFD	Westfield Fin. Inc. of MA	6.69	169.24	0.19	8.37	26.76	79.93	12.85	79.93	35.21	0.24	3.59	NM	1,317	16.08	16.08	NA	0.49	2.91	0.37	2.21
WBKC	Wolverine Bancorp, Inc. of MI	17.75	45.30	0.11	25.74	31.70	68.96	15.93	68.96	NM	0.00	0.00	0.00	284	23.11	23.11	4.19	0.49	2.19	0.10	0.43

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-4

Peer Group Market Area Comparative Analysis

Exhibit III-4

Peer Group Market Area Comparative Analysis

Institution	County	Population 2010 (000)	Population 2011 (000)	Proj. Pop. 2016	2010-2011 % Change	2011-2016 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
ESSA Bancorp, Inc. of PA	Monroe	170	171	174	0.5%	0.4%	25,394	94.8%	28.9%
First Defiance Financial Corp. of OH	Defiance	39	39	39	0.2%	0.0%	23,333	95.6%	42.6%
First PacTrust Bancorp of CA	Orange	3,010	3,029	3,112	0.6%	0.5%	32,011	116.1%	0.2%
Fox Chase Bancorp, Inc. of PA	Montgomery	800	802	821	0.3%	0.5%	37,749	140.9%	1.2%
Franklin Financial Corp. of VA	Henrico	307	310	329	1.0%	1.2%	33,726	106.2%	3.2%
Heritage Financial Group, Inc. of GA	Dougherty	95	95	94	0.0%	-0.1%	19,456	81.0%	20.1%
Home Bancorp, Inc. of LA	Lafayette	222	225	241	1.5%	1.4%	25,696	110.5%	8.4%
OmniAmerican Bancorp, Inc. of TX	Tarrant	1,809	1,836	2,002	1.5%	1.7%	27,254	112.0%	2.3%
Rockville Financial Inc. of CT	Tolland	153	153	157	0.3%	0.5%	34,592	98.8%	29.9%
United Financial Bancorp of MA	Hampden	463	464	466	0.0%	0.1%	25,402	75.8%	12.1%
Westfield Financial Inc. of MA	Hampden	463	464	466	0.0%	0.1%	25,402	75.8%	8.9%
	Averages:	**685**	**690**	**718**	**0.6%**	**0.6%**	**28,183**	**100.7%**	**14.3%**
	Medians:	**307**	**310**	**329**	**0.3%**	**0.5%**	**25,696**	**98.8%**	**8.9%**
Charter Financial Corporation	**Troup**	67	68	71	1.1%	1.0%	19,667	81.9%	**20.7%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2012.

Source: SNL Financial

EXHIBIT IV-1

Stock Prices:
As of November 23, 2012

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of November 23, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(113)	13.15	23,654	287.4	14.57	9.99	12.90	1.73	28.99	22.74	0.62	0.25	15.21	14.35	130.36
NYSE Traded Companies(5)	13.55	154,828	2,027.2	15.09	8.70	13.01	4.10	58.87	59.42	0.92	-1.48	14.08	11.36	159.18
NASDAQ Listed OTC Companies(108)	13.14	17,287	203.0	14.55	10.05	12.89	1.62	27.54	20.96	0.61	0.33	15.26	14.50	128.96
California Companies(5)	13.91	9,186	155.8	15.35	9.42	13.44	2.78	25.92	23.19	0.80	0.63	12.38	12.07	155.44
Florida Companies(1)	14.58	120,625	1,758.7	16.22	9.40	14.22	2.53	45.80	45.80	0.49	-0.81	10.43	10.29	136.87
Mid-Atlantic Companies(34)	13.19	36,526	437.9	14.82	10.62	12.83	2.47	20.24	12.42	0.61	0.53	15.08	13.74	130.51
Mid-West Companies(29)	11.32	16,171	159.5	12.43	8.21	11.25	0.45	40.33	36.70	0.67	-0.11	14.77	14.03	134.44
New England Companies(18)	15.88	28,857	363.3	18.00	12.84	15.59	1.69	18.05	13.25	0.78	0.70	16.34	15.06	136.21
North-West Companies(7)	11.57	24,949	338.0	12.33	6.96	11.18	3.38	28.90	23.17	0.98	0.01	13.99	13.36	110.38
South-East Companies(14)	12.70	7,603	95.3	13.90	9.69	12.46	1.93	36.56	24.09	0.02	-0.20	16.12	16.03	112.93
South-West Companies(2)	18.76	6,547	141.9	19.60	12.02	18.63	0.74	53.21	44.35	0.62	0.00	18.88	18.88	145.46
Western Companies (Excl CA)(3)	14.36	5,790	104.3	15.27	11.85	14.15	0.97	23.21	18.19	0.92	0.61	16.70	16.59	122.59
Thrift Strategy(108)	12.85	20,848	252.1	14.30	9.82	12.61	1.72	29.41	23.00	0.56	0.26	15.05	14.25	128.00
Mortgage Banker Strategy(1)	15.69	10,691	167.7	16.02	9.06	15.14	3.63	70.54	68.35	0.80	-0.99	13.41	13.41	120.38
Real Estate Strategy(1)	2.24	25,919	58.1	2.57	1.47	2.27	-1.32	49.33	52.38	0.04	-0.30	2.81	2.81	30.06
Diversified Strategy(2)	27.64	178,157	2,257.5	29.35	22.44	26.84	2.63	14.21	6.62	1.89	1.09	29.83	24.81	285.06
Companies Issuing Dividends(69)	14.01	32,465	401.2	15.57	10.97	13.75	1.76	23.61	18.43	0.84	0.59	15.48	14.24	135.99
Companies Without Dividends(44)	11.75	9,256	101.5	12.95	8.38	11.51	1.69	37.78	29.78	0.26	-0.30	14.76	14.54	121.17
Equity/Assets <6%(4)	2.18	3,152	7.6	7.11	1.09	2.23	-1.16	32.49	-22.37	-1.98	-2.09	7.07	7.07	205.25
Equity/Assets 6-12%(50)	13.64	17,422	189.8	15.20	9.85	13.40	1.50	33.36	28.55	0.96	0.30	15.04	14.38	161.27
Equity/Assets >12%(59)	13.53	30,011	384.1	14.59	10.71	13.24	2.12	25.28	21.24	0.53	0.37	15.91	14.84	100.69
Converted Last 3 Mths (no MHC)(5)	10.57	4,623	47.6	11.30	8.38	10.56	0.34	44.08	45.39	0.36	0.28	15.20	14.67	87.66
Actively Traded Companies(2)	39.55	54,152	932.1	50.38	29.57	38.75	1.45	31.95	23.95	3.72	3.42	30.26	29.05	339.41
Market Value Below $20 Million(8)	3.40	3,454	10.9	6.69	2.22	3.43	-0.57	21.60	-5.35	-1.06	-1.14	8.60	8.56	159.47
Holding Company Structure(96)	12.50	25,317	299.6	13.81	9.57	12.26	1.69	28.95	22.00	0.53	0.19	14.79	13.83	127.67
Assets Over $1 Billion(47)	15.40	47,859	603.5	17.07	11.38	15.01	2.50	34.53	25.65	0.98	0.34	15.46	14.00	142.77
Assets $500 Million-$1 Billion(31)	10.01	8,212	68.9	11.45	7.88	9.80	1.34	26.14	18.15	0.05	-0.09	13.37	12.87	118.10
Assets $250-$500 Million(31)	13.67	2,973	40.0	14.63	10.58	13.53	1.14	26.20	25.45	0.72	0.50	17.42	17.05	131.58
Assets less than $250 Million(4)	7.32	5,881	22.7	8.93	5.58	7.53	0.04	6.25	4.77	0.16	0.08	10.63	10.61	71.15
Goodwill Companies(64)	12.42	31,847	379.3	13.72	9.69	12.18	1.88	26.01	16.92	0.71	0.36	15.07	13.59	132.53
Non-Goodwill Companies(47)	14.30	12,625	164.0	15.93	10.48	14.02	1.53	33.26	30.42	0.54	0.12	15.44	15.44	129.60
Acquirors of FSLIC Cases(1)	16.30	106,178	1,730.7	18.42	12.35	16.24	0.37	31.56	16.51	1.30	0.71	17.89	15.48	117.47

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 23, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	Price Change Data: % Change From Last Week (%)	Price Change Data: % Change From 52 Wks Ago(2) (%)	Price Change Data: % Change From MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	Current Per Share Financials: 12 Mo. Core EPS(3) ($)	Current Per Share Financials: Book Value/ Share ($)	Current Per Share Financials: Tangible Book Value/ Share(4) ($)	Current Per Share Financials: Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(21)	9.86	40,121	143.3	11.27	7.85	9.73	1.35	21.63	24.52	0.35	0.25	8.53	8.04	71.97
NASDAQ Listed OTC Companies(21)	9.86	40,121	143.3	11.27	7.85	9.73	1.35	21.63	24.52	0.35	0.25	8.53	8.04	71.97
Mid-Atlantic Companies(13)	9.81	30,055	138.0	11.44	8.03	9.72	1.18	16.04	18.03	0.38	0.36	8.67	8.23	80.29
Mid-West Companies(4)	7.43	116,007	250.3	8.38	5.69	7.34	1.49	43.63	58.29	0.22	-0.29	6.45	5.81	39.75
New England Companies(2)	10.62	14,431	85.4	11.50	8.06	10.21	2.58	18.40	17.19	0.33	0.21	9.02	8.16	84.16
South-East Companies(2)	13.04	12,381	72.0	14.40	9.81	12.91	0.87	25.43	20.12	0.41	0.44	10.33	10.18	58.17
Thrift Strategy(21)	9.86	40,121	143.3	11.27	7.85	9.73	1.35	21.63	24.52	0.35	0.25	8.53	8.04	71.97
Companies Issuing Dividends(10)	11.31	20,248	122.9	12.93	9.15	11.27	0.52	12.01	11.06	0.49	0.51	9.56	9.04	80.19
Companies Without Dividends(11)	8.25	62,202	165.9	9.42	6.41	8.03	2.27	32.32	39.47	0.19	-0.03	7.39	6.94	62.84
Equity/Assets <6%(1)	10.80	2,618	9.7	11.00	8.80	10.40	3.85	11.00	21.21	0.69	0.65	10.67	9.21	183.10
Equity/Assets 6-12%(10)	9.94	25,252	134.6	11.73	7.38	9.84	1.30	37.21	44.62	0.41	0.20	8.34	8.10	82.11
Equity/Assets >12%(10)	9.67	59,158	166.8	10.84	8.22	9.55	1.11	7.24	4.78	0.25	0.26	8.49	7.86	49.48
Holding Company Structure(19)	10.04	42,714	153.2	11.52	7.96	9.93	1.18	21.89	25.53	0.36	0.25	8.77	8.22	75.15
Assets Over $1 Billion(10)	10.43	77,258	277.7	11.79	8.52	10.14	2.55	24.98	27.37	0.30	0.08	7.66	7.13	61.67
Assets $500 Million-$1 Billion(4)	10.47	6,672	22.7	13.25	7.96	10.72	-0.17	40.27	43.39	0.55	0.54	8.83	8.83	94.92
Assets $250-$500 Million(6)	8.93	6,534	21.4	9.84	6.90	8.84	0.53	11.46	16.21	0.35	0.37	9.85	9.40	83.22
Assets less than $250 Million(1)	8.45	7,762	26.4	9.26	7.25	8.45	0.00	-3.43	-7.95	0.23	0.23	7.61	5.74	28.31
Goodwill Companies(14)	9.36	58,228	206.6	10.61	7.72	9.14	1.97	17.40	19.92	0.28	0.13	8.01	7.23	69.26
Non-Goodwill Companies(7)	10.70	9,081	34.7	12.41	8.07	10.75	0.28	28.89	32.39	0.46	0.46	9.44	9.44	76.61
MHC Institutions(21)	9.86	40,121	143.3	11.27	7.85	9.73	1.35	21.63	24.52	0.35	0.25	8.53	8.04	71.97

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 23, 2012

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	MostRcnt	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
Financial Institution		Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	YrEnd(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	9.48	98,418	933.0	11.08	6.58	9.08	4.41	41.92	11.66	0.49	0.44	13.16	11.28	173.12
EVER	EverBank Financial Corp. of FL*	14.58	120,625	1,758.7	16.22	9.40	14.22	2.53	45.80	45.80	0.49	-0.81	10.43	10.29	136.87
FBC	Flagstar Bancorp, Inc. of MI*	16.66	55,828	930.1	16.83	4.55	15.82	5.31	173.11	229.90	1.41	-8.92	17.76	17.76	266.88
NYCB	New York Community Bcrp of NY*	12.90	439,114	5,664.6	15.05	11.26	12.55	2.79	13.96	4.28	1.13	0.85	12.85	7.22	100.42
PFS	Provident Fin. Serv. Inc of NJ*	14.12	60,157	849.4	16.25	11.72	13.39	5.45	19.56	5.45	1.08	1.02	16.20	10.25	118.60
NASDAQ Listed OTC Companies															
ASBB	ASB Bancorp, Inc. of NC*	15.22	5,585	85.0	16.40	11.40	14.68	3.68	32.12	30.09	-0.02	-0.48	20.99	20.99	138.30
ALLB	Alliance Bancorp, Inc. of PA*	12.31	5,339	65.7	12.80	9.75	12.68	-2.92	22.49	14.30	0.51	0.61	15.28	15.28	87.04
ANCB	Anchor Bancorp of Aberdeen, WA*	13.16	2,550	33.6	13.95	5.50	12.10	8.76	121.18	112.26	0.11	-0.25	21.35	21.35	182.80
AFCB	Athens Bancshares, Inc. of TN*	16.56	2,431	40.3	19.35	11.11	16.01	3.44	39.63	38.00	1.13	0.63	19.98	19.86	120.45
ACFC	Atlantic Coast Fin. Corp of GA*	2.16	2,629	5.7	3.44	0.87	2.05	5.37	134.78	-24.21	-3.82	-4.98	16.73	16.72	296.13
BLMT	BSB Bancorp, Inc. of MA*	11.81	9,173	108.3	13.47	10.10	11.36	3.96	16.35	12.05	-0.05	-0.02	14.47	14.47	89.64
BKMU	Bank Mutual Corp of WI*	4.14	46,326	191.8	4.75	2.97	4.07	1.72	37.09	30.19	0.13	-0.05	5.87	5.87	53.64
BFIN	BankFinancial Corp. of IL*	7.05	21,073	148.6	9.24	5.25	6.88	2.47	29.36	27.72	-2.33	-2.36	9.40	9.24	71.18
BNCL	Beneficial Mut MHC of PA(42.9)	9.25	79,297	333.6	10.20	7.98	8.96	3.24	13.64	10.65	0.20	0.21	8.02	6.34	60.77
BHLB	Berkshire Hills Bancorp of MA*	22.50	22,213	499.8	24.49	18.38	21.86	2.93	20.00	1.40	1.46	1.87	26.60	15.86	208.63
BOFI	Bofi Holding, Inc. Of CA*	27.06	12,813	346.7	28.44	15.48	26.02	4.00	74.58	66.52	2.40	1.64	16.36	16.36	204.27
BYFC	Broadway Financial Corp. of CA*	0.87	1,860	1.6	3.20	0.76	0.87	0.00	-51.67	-44.23	-0.13	0.84	1.21	1.21	206.60
CITZ	CFS Bancorp, Inc of Munster IN*	6.29	10,876	68.4	6.43	4.11	6.32	-0.47	38.24	45.94	-0.87	-0.98	9.94	9.94	102.86
CMSB	CMS Bancorp Inc of W Plains NY(8)*	8.00	1,863	14.9	9.20	6.50	8.00	0.00	8.84	-1.72	-0.20	-0.31	11.76	11.76	138.89
CBNJ	Cape Bancorp, Inc. of NJ*	8.68	13,338	115.8	9.80	7.00	8.25	5.21	23.12	10.57	0.15	0.24	11.32	9.61	78.22
CFFN	Capitol Federal Fin Inc. of KS*	11.82	155,380	1,836.6	12.27	10.76	11.76	0.51	9.34	2.43	0.48	0.48	11.63	11.63	60.36
CARV	Carver Bancorp, Inc. of NY*	2.87	3,695	10.6	18.00	1.10	2.80	2.50	2.50	-65.38	-2.68	-2.55	2.51	2.51	172.74
CFBK	Central Federal Corp. of OH*	1.30	15,825	20.6	5.00	1.16	1.23	5.69	-58.20	-58.06	-0.32	-0.35	1.54	1.54	14.04
CHFN	Charter Fin Corp MHC GA (37.2)	9.32	18,337	106.8	10.50	8.60	9.27	0.54	1.97	0.65	0.19	0.26	7.61	7.30	57.23
CHEV	Cheviot Financial Corp. of OH*	9.27	7,597	70.4	9.92	8.01	8.95	3.58	-1.07	6.80	0.46	0.33	14.13	12.67	83.38
CBNK	Chicopee Bancorp, Inc. of MA*	14.17	5,463	77.4	15.27	13.00	13.70	3.43	1.94	0.50	0.34	0.32	16.35	16.35	111.29
CZWI	Citizens Comm Bncorp Inc of WI*	5.80	5,133	29.8	6.28	4.51	5.60	3.57	25.54	13.06	0.03	0.09	10.54	10.48	103.91
CSBK	Clifton Svg Bp MHC of NJ(35.8)	10.34	26,139	99.3	11.35	9.06	10.18	1.57	12.03	11.42	0.29	0.25	7.15	7.15	39.64
COBK	Colonial Financial Serv. of NJ*	12.76	3,923	50.1	13.50	11.50	12.76	0.00	3.32	2.41	0.04	-0.02	17.89	17.89	160.67
CFFC	Community Fin. Corp. of VA(8)*	5.36	4,362	23.4	6.18	2.45	5.31	0.94	78.67	63.41	0.31	0.31	8.98	8.98	111.45
DCOM	Dime Community Bancshars of NY*	13.48	35,598	479.9	15.01	10.80	13.01	3.61	22.99	6.98	1.30	1.30	10.89	9.32	111.08
ESBF	ESB Financial Corp. of PA*	12.58	14,666	184.5	14.71	11.70	12.63	-0.40	5.63	-10.59	1.02	1.02	13.45	10.59	133.93
ESSA	ESSA Bancorp, Inc. of PA*	9.98	13,230	132.0	11.41	9.34	9.75	2.36	-1.67	-4.68	0.02	0.29	13.26	12.35	107.24
EBMT	Eagle Bancorp Montanta of MT*	10.30	3,879	40.0	10.85	9.69	10.30	0.00	6.19	4.57	0.56	0.17	13.92	13.92	82.51
FSBW	FS Bancorp, Inc. of WA*	12.95	3,240	42.0	12.99	9.90	12.00	7.92	29.50	29.50	1.74	1.34	18.32	18.32	105.31
FFCO	FedFirst Financial Corp of PA*	15.99	2,864	45.8	16.27	12.66	15.37	4.03	16.29	16.72	0.62	0.55	20.53	20.13	112.30
FSBI	Fidelity Bancorp, Inc. of PA(8)*	21.38	3,071	65.7	22.75	8.60	20.84	2.59	127.45	112.74	0.13	0.09	15.03	14.17	210.71
FCAP	First Capital, Inc. of IN*	20.01	2,785	55.7	21.95	17.67	19.99	0.10	11.10	7.99	1.34	1.27	18.71	16.78	164.58
FCLF	First Clover Leaf Fin Cp of IL*	6.00	7,606	45.6	7.50	5.69	6.34	-5.36	-0.99	-1.64	0.28	0.15	10.36	8.79	72.60
FBNK	First Connecticut Bncorp of CT*	13.60	17,987	244.6	14.21	12.21	13.32	2.10	10.21	4.53	-0.04	-0.07	13.47	13.47	97.63
FDEF	First Defiance Fin. Corp of OH*	16.81	9,729	163.5	18.06	13.35	16.21	3.70	18.88	15.22	1.62	0.94	26.22	19.38	211.29
FFNM	First Fed of N. Michigan of MI*	4.36	2,884	12.6	5.00	2.73	4.25	2.59	34.15	52.45	0.24	0.11	8.77	8.70	74.53
FFBH	First Fed. Bancshares of AR*	8.95	19,303	172.8	10.74	4.30	8.40	6.55	80.08	107.18	-0.90	-0.91	3.58	3.58	29.71
FFNW	First Fin NW, Inc of Renton WA*	7.51	18,805	141.2	8.35	5.31	7.46	0.67	33.39	27.29	0.11	0.12	9.84	9.84	51.74
BANC	First PacTrust Bancorp of CA*	11.79	11,773	138.8	13.34	10.00	11.32	4.15	15.93	15.02	0.18	0.94	13.57	12.48	141.83
FSFG	First Savings Fin. Grp. of IN*	19.56	2,360	46.2	19.75	16.25	18.83	3.88	14.72	15.60	1.69	1.52	27.08	23.74	248.74
FFIC	Flushing Fin. Corp. of NY*	14.50	30,904	448.1	17.01	11.23	14.30	1.40	26.42	14.81	1.08	1.09	14.28	13.74	141.74
FXCB	Fox Chase Bancorp, Inc. of PA*	15.66	12,448	194.9	16.13	12.14	15.17	3.23	26.19	23.99	0.34	0.32	14.75	14.75	86.06
FRNK	Franklin Financial Corp. of VA*	17.18	13,342	229.2	17.45	10.89	16.12	6.58	57.61	45.10	0.36	0.64	19.00	19.00	81.02
GTWN	Georgetown Bancorp, Inc. of MA*	11.00	1,940	21.3	11.95	8.33	11.25	-2.22	26.73	9.24	0.37	-0.02	15.52	15.52	109.15
GCBC	Green Co Bcrp MHC of NY (44.7)	20.53	4,185	37.2	27.13	16.69	21.50	-4.51	21.77	20.69	1.45	1.48	12.87	12.87	143.59
HFFC	HF Financial Corp. of SD*	12.80	7,056	90.3	13.25	9.22	12.86	-0.47	36.32	18.85	0.82	0.23	14.02	13.41	163.47
HMNF	HMN Financial, Inc. of MN*	2.80	4,424	12.4	3.80	1.61	3.20	-12.50	44.33	44.33	-1.28	-1.66	7.83	7.83	145.51
HBK	Hamilton Bancorp, Inc. of MD*	11.38	3,703	42.1	12.05	11.20	11.35	0.26	13.80	13.80	-0.08	-0.16	18.05	17.26	93.75
HBNK	Hampden Bancorp, Inc. of MA*	13.79	5,861	80.8	14.25	11.16	13.80	-0.07	14.92	16.86	0.55	0.47	14.85	14.85	110.25
HARL	Harleysville Svgs Fin Cp of PA*	18.86	3,769	71.1	19.48	13.80	17.30	9.02	33.47	31.52	1.32	1.32	15.63	15.63	218.29
HBOS	Heritage Fin Group, Inc of GA*	12.05	8,230	99.2	14.03	10.01	12.10	-0.41	16.65	2.12	0.69	0.42	14.80	14.26	128.18
HIFS	Hingham Inst. for Sav. of MA*	62.80	2,126	133.5	82.34	46.78	61.25	2.53	32.35	31.38	6.13	6.13	42.62	42.62	561.35
HBCP	Home Bancorp Inc. Lafayette LA*	18.39	7,512	138.1	19.95	14.99	17.44	5.45	23.26	18.65	1.20	1.03	18.66	18.35	129.70

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 23, 2012

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	Price Change Data: % Change From Last Week (%)	Price Change Data: % Change From 52 Wks Ago(2) (%)	Price Change Data: % Change From MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	Current Per Share Financials: 12 Mo. Core EPS(3) ($)	Current Per Share Financials: Book Value/ Share ($)	Current Per Share Financials: Tangible Book Value/ Share(4) ($)	Current Per Share Financials: Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
HFBL	Home Federal Bancorp Inc of LA*	17.60	2,778	48.9	18.12	13.58	17.73	-0.73	28.09	24.03	1.07	0.43	17.59	17.59	97.27
HMST	HomeStreet, Inc. of WA*	23.46	14,355	336.8	23.85	11.33	22.95	2.22	-46.68	-46.68	4.56	-0.62	16.67	16.64	174.71
HTBI	HomeTrust Bancshrs, Inc. of NC*	13.03	21,160	275.7	13.75	11.24	12.84	1.48	30.30	30.30	-0.76	-0.63	16.85	16.85	82.70
HFBC	HopFed Bancorp, Inc. of KY*	8.11	7,503	60.8	9.05	5.80	8.00	1.37	36.30	25.74	0.57	0.30	13.99	13.95	132.84
HCBK	Hudson City Bancorp, Inc of NJ(8)*	8.16	528,194	4,310.1	8.79	5.09	7.95	2.64	60.31	30.56	-0.30	0.62	8.92	8.63	79.32
IROQ	IF Bancorp, Inc. of IL*	13.75	4,803	66.0	13.89	11.00	13.72	0.22	24.32	22.55	0.81	0.62	18.38	18.38	107.03
ISBC	Investors Bcrp MHC of NJ(41.6)	16.87	111,906	844.3	18.90	12.73	16.29	3.56	31.18	25.15	0.79	0.73	9.37	8.97	102.59
JXSB	Jacksonville Bancorp Inc of IL*	17.25	1,922	33.2	17.99	13.57	17.25	0.00	25.45	25.45	1.86	1.30	23.20	21.78	164.18
JFBI	Jefferson Bancshares Inc of TN*	2.50	6,630	16.6	2.96	1.84	2.55	-1.96	-7.41	8.23	-0.41	-0.41	8.02	7.80	76.51
KFFB	KY Fst Fed Bp MHC of KY (38.9)	8.45	7,762	26.4	9.26	7.25	8.45	0.00	-3.43	-7.95	0.23	0.23	7.61	5.74	28.31
KRNY	Kearny Fin Cp MHC of NJ (24.0)	9.07	66,870	162.6	10.08	8.66	8.80	3.07	-0.11	-4.53	0.07	0.07	7.43	5.79	43.67
LSBI	LSB Fin. Corp. of Lafayette IN*	19.50	1,556	30.3	21.20	12.51	19.95	-2.26	46.07	44.44	0.89	0.04	24.67	24.67	228.05
LPSB	LaPorte Bancorp Inc. of IN*	8.75	6,148	53.8	9.21	5.69	8.63	1.39	46.08	44.15	0.61	0.57	13.00	11.57	80.81
LSBK	Lake Shore Bnp MHC of NY(38.7)	10.40	5,939	25.5	10.60	8.29	10.35	0.48	8.33	8.90	0.56	0.63	11.29	11.29	83.98
LABC	Louisiana Bancorp, Inc. of LA*	16.32	2,996	48.9	17.75	14.82	16.28	0.25	1.62	2.97	0.79	0.59	18.56	18.56	106.59
MSBF	MSB Fin Corp MHC of NJ (39.2)	6.00	5,048	12.8	6.84	4.26	6.05	-0.83	12.15	36.67	0.10	0.10	8.10	8.10	68.81
MCBK	Madison County Financial of NE*	14.31	3,193	45.7	15.50	14.15	14.50	-1.31	43.10	43.10	1.11	0.99	18.40	17.97	81.43
MGYR	Magyar Bancorp MHC of NJ(44.9)	4.65	5,807	12.0	5.74	2.29	4.65	0.00	72.22	89.02	0.03	-0.07	7.71	7.71	90.89
MLVF	Malvern Bancorp, Inc. of PA*	10.31	6,559	67.6	11.20	5.35	10.38	-0.67	92.71	87.80	0.13	0.07	14.81	14.81	105.05
MFLR	Mayflower Bancorp, Inc. of MA*	10.25	2,058	21.1	11.24	7.09	10.26	-0.10	26.39	31.24	0.65	0.36	10.94	10.94	122.17
EBSB	Meridian Fn Serv MHC MA (40.6)	16.73	22,333	158.1	17.98	12.07	15.91	5.15	36.79	34.38	0.55	0.20	10.42	9.81	99.38
CASH	Meta Financial Group of IA*	23.50	3,847	90.4	25.00	14.10	23.74	-1.01	59.76	41.14	4.59	2.45	27.48	26.94	397.37
NASB	NASB Fin, Inc. of Grandview MO*	20.95	7,868	164.8	25.39	9.26	20.00	4.75	108.25	95.61	2.19	-1.14	20.49	20.18	155.13
NECB	NE Comm Bncrp MHC of NY (42.5)	5.10	12,645	30.4	7.29	5.00	5.18	-1.54	-11.61	-9.09	-0.01	-0.01	8.39	8.25	35.40
NHTB	NH Thrift Bancshares of NH*	12.59	5,902	74.3	13.53	11.00	12.67	-0.63	12.91	11.42	1.17	0.49	15.59	10.49	189.49
NVSL	Naugatuck Valley Fin Crp of CT*	7.00	7,002	49.0	7.79	6.57	6.78	3.24	-1.13	3.09	-0.06	-0.22	11.52	11.52	79.69
NFSB	Newport Bancorp, Inc. of RI*	16.75	3,469	58.1	17.25	12.30	16.50	1.52	35.52	33.25	0.43	0.44	15.17	15.17	135.94
NFBK	Northfield Bcp MHC of NY(38.5)(8)	14.68	40,217	280.1	16.49	12.96	14.19	3.45	7.94	3.67	0.42	0.48	9.58	9.15	59.82
NWBI	Northwest Bancshares Inc of PA*	11.78	97,844	1,152.6	13.08	11.03	11.38	3.51	3.51	-5.31	0.64	0.64	12.01	10.23	82.25
OBAF	OBA Financial Serv. Inc of MD*	18.04	4,333	78.2	18.25	13.55	16.50	9.33	24.59	25.80	0.10	0.10	17.47	17.47	89.72
OSHC	Ocean Shore Holding Co. of NJ*	13.21	6,964	92.0	13.70	9.80	12.96	1.93	26.29	28.75	0.76	0.84	14.95	14.19	152.43
OCFC	OceanFirst Fin. Corp of NJ*	12.78	18,020	230.3	15.00	11.82	12.74	0.31	7.30	-2.22	1.19	1.03	12.19	12.19	127.88
OFED	Oconee Fed Fn Cp MHC SC (35.0)	16.75	6,424	37.2	18.30	11.01	16.55	1.21	48.89	39.58	0.63	0.62	13.05	13.05	59.10
OABC	OmniAmerican Bancorp Inc of TX*	22.67	11,435	259.2	23.20	14.13	22.52	0.67	59.54	44.39	0.50	0.28	17.91	17.91	112.12
ONFC	Oneida Financial Corp. of NY*	11.26	7,025	79.1	11.50	8.90	11.02	2.18	23.87	18.53	0.80	0.86	12.88	9.36	96.31
ORIT	Oritani Financial Corp of NJ*	14.87	45,208	672.2	15.34	12.02	14.02	6.06	22.49	16.44	0.74	0.75	11.41	11.41	61.30
PSBH	PSB Hldgs Inc MHC of CT (42.9)	4.50	6,529	12.6	5.01	4.04	4.50	0.00	0.00	0.00	0.11	0.22	7.61	6.52	68.94
PVFC	PVF Capital Corp. of Solon OH*	2.24	25,919	58.1	2.57	1.47	2.27	-1.32	49.33	52.38	0.04	-0.30	2.81	2.81	30.06
PBHC	Pathfinder BC MHC of NY (39.5)	10.80	2,618	9.7	11.00	8.80	10.40	3.85	11.00	21.21	0.69	0.65	10.67	9.21	183.10
PEOP	Peoples Fed Bancshrs Inc of MA*	16.39	6,727	110.3	17.64	13.18	16.38	0.06	21.86	15.02	0.38	0.37	16.57	16.57	83.20
PBCT	Peoples United Financial of CT*	11.90	347,580	4,136.2	13.79	11.20	11.67	1.97	2.76	-7.39	0.66	0.67	14.69	8.48	82.21
PBSK	Poage Bankshares, Inc. of KY*	12.58	3,372	42.4	12.95	10.76	12.41	1.37	16.27	15.20	0.60	0.48	18.11	18.11	94.71
PBCP	Polonia Bancorp, Inc. of PA*	8.12	3,511	28.5	8.53	5.52	7.96	2.01	24.73	38.10	0.03	-0.09	11.75	11.75	77.26
PROV	Provident Fin. Holdings of CA*	15.69	10,691	167.7	16.02	9.06	15.14	3.63	70.54	68.35	0.80	-0.99	13.41	13.41	120.38
PBNY	Provident NY Bncrp, Inc. of NY*	9.10	44,173	402.0	9.92	6.10	8.73	4.24	47.25	37.05	0.45	0.35	11.14	7.30	91.07
PBIP	Prudential Bncp MHC PA (24.9)	6.24	10,023	18.9	6.88	4.90	6.00	4.00	26.83	20.46	0.18	0.21	5.90	5.90	50.28
PULB	Pulaski Fin Cp of St. Louis MO*	8.64	11,351	98.1	8.89	6.56	8.54	1.17	28.96	22.38	0.82	0.23	8.12	7.77	118.55
RIVR	River Valley Bancorp of IN*	16.51	1,525	25.2	20.00	14.51	17.38	-5.01	6.52	6.52	1.52	0.95	19.46	19.40	265.20
RVSB	Riverview Bancorp, Inc. of WA*	1.80	22,472	40.4	2.46	1.07	1.75	2.86	-18.18	-24.05	-1.45	-1.48	3.36	2.22	36.02
RCKB	Rockville Fin New, Inc. of CT*	12.72	28,606	363.9	13.49	9.49	12.78	-0.47	30.60	22.78	0.54	0.44	11.44	11.40	68.14
ROMA	Roma Fin Corp MHC of NJ (25.5)	8.44	30,183	70.2	11.22	7.75	8.33	1.32	-4.95	-14.23	0.15	0.10	7.18	7.12	60.80
SIFI	SI Financial Group, Inc. of CT*	11.12	10,141	112.8	11.90	9.14	10.98	1.28	17.92	12.89	0.11	0.00	12.59	12.25	93.71
SPBC	SP Bancorp, Inc. of Plano, TX*	14.85	1,659	24.6	16.00	9.91	14.73	0.81	46.88	44.31	0.74	-0.28	19.85	19.85	178.80
SVBI	Severn Bancorp, Inc. of MD*	3.20	10,067	32.2	3.99	2.01	3.34	-4.19	15.94	30.08	0.16	0.06	7.91	7.88	85.60
SMPL	Simplicity Bancorp of CA*	14.14	8,791	124.3	15.74	11.80	13.85	2.09	20.24	10.30	0.75	0.71	17.33	16.88	104.13
SFBC	Sound Financial Bcp, Inc of WA*	10.16	2,588	26.3	10.60	7.00	10.15	0.10	45.14	35.47	0.93	0.47	16.34	16.04	141.61
STND	Standard Financial Corp. of PA*	17.84	3,480	62.1	17.84	14.11	17.45	2.23	19.73	16.60	0.89	0.85	23.01	20.33	127.21
SIBC	State Investors Bancorp of LA*	12.61	2,874	36.2	13.79	10.10	13.40	-5.90	22.31	15.48	0.36	0.56	16.67	16.67	86.86
THRD	TF Fin. Corp. of Newtown PA*	22.60	2,837	64.1	26.50	21.52	22.50	0.44	-1.74	-0.53	1.91	1.57	28.89	27.37	245.70
TFSL	TFS Fin Corp MHC of OH (26.5)	8.37	309,009	679.6	9.99	8.10	8.25	1.45	-4.56	-6.58	0.06	0.06	5.84	5.81	37.20
TBNK	Territorial Bancorp, Inc of HI*	22.62	10,902	246.6	24.35	18.87	22.00	2.82	18.31	14.53	1.26	1.19	19.84	19.82	143.65
TSBK	Timberland Bancorp, Inc. of WA*	5.82	7,045	41.0	6.30	3.25	5.77	0.87	51.56	47.34	0.50	0.28	10.52	9.68	104.61
TRST	TrustCo Bank Corp NY of NY*	5.26	93,807	493.4	6.00	4.74	5.13	2.53	10.50	-6.24	0.39	0.38	3.81	3.81	46.03
UCBA	United Comm Bncp MHC IN (40.6)(8)	6.17	7,835	19.7	7.62	5.30	6.20	-0.48	7.12	11.57	0.26	0.10	7.06	6.63	64.09
UCFC	United Community Fin. of OH*	3.11	32,891	102.3	3.93	0.91	3.11	0.00	241.76	144.88	-0.46	-0.72	5.22	5.21	55.67

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 23, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
UBNK United Financial Bncrp of MA*	15.59	15,468	241.1	17.02	13.36	14.24	9.48	5.77	-3.11	0.73	0.76	14.88	14.33	108.85
WSB WSB Holdings, Inc. of Bowie MD(8)*	5.77	7,995	46.1	5.90	2.19	5.83	-1.03	145.53	147.64	0.09	0.04	6.95	6.95	46.69
WSFS WSFS Financial Corp. of DE*	43.38	8,734	378.9	44.90	33.68	42.00	3.29	25.67	20.63	3.11	1.51	44.97	41.13	487.90
WVFC WVS Financial Corp. of PA*	8.27	2,058	17.0	10.40	6.63	8.27	0.00	-5.49	-8.62	0.67	0.70	15.12	15.12	144.24
WAFD Washington Federal, Inc. of WA*	16.30	106,178	1,730.7	18.42	12.35	16.24	0.37	31.56	16.51	1.30	0.71	17.89	15.48	117.47
WSBF Waterstone Fin MHC of WI(26.2)	5.47	31,250	44.9	5.88	1.72	5.31	3.01	138.86	189.42	0.37	-1.16	5.91	5.89	53.75
WAYN Wayne Savings Bancshares of OH*	9.25	2,994	27.7	9.48	7.11	9.15	1.09	18.59	19.20	0.58	0.53	13.51	12.88	133.96
WEBK Wellesley Bancorp, Inc. of MA*	15.25	2,407	36.7	15.70	11.45	15.25	0.00	52.50	52.50	0.39	0.35	18.46	18.46	148.45
WFD Westfield Fin. Inc. of MA*	6.69	25,297	169.2	8.71	6.45	6.60	1.36	-2.76	-9.10	0.25	0.19	8.37	8.37	52.06
WBKC Wolverine Bancorp, Inc. of MI*	17.75	2,552	45.3	18.23	13.75	17.80	-0.28	23.26	25.89	0.56	0.11	25.74	25.74	111.40

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of November 23, 2012

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(113)	12.88	12.26	0.36	2.77	4.09	0.13	0.27	3.34	43.20	1.55	17.43	86.18	11.04	92.30	20.87	0.21	1.57	23.66
NYSE Traded Companies(5)	9.67	7.50	0.67	6.36	6.68	-0.44	-7.17	3.08	34.68	1.29	17.08	98.64	9.42	127.19	16.86	0.35	2.73	24.28
NASDAQ Listed OTC Companies(108)	13.04	12.50	0.35	2.59	3.96	0.16	0.65	3.36	43.68	1.56	17.45	85.58	11.12	90.61	21.06	0.20	1.52	23.63
California Companies(5)	9.19	8.98	0.56	5.17	1.17	0.42	4.08	6.30	32.03	1.91	16.58	104.56	9.72	106.51	12.50	0.21	2.44	22.56
Florida Companies(1)	7.62	7.53	0.42	5.50	3.36	-0.69	-9.09	1.79	25.90	0.67	29.76	139.79	10.65	141.69	NM	0.08	0.55	16.33
Mid-Atlantic Companies(34)	12.56	11.54	0.49	4.28	5.05	0.46	4.04	2.93	41.85	1.34	16.04	89.42	11.06	100.62	18.91	0.29	2.18	30.69
Mid-West Companies(29)	12.07	11.61	0.27	1.30	4.16	-0.17	-3.52	3.66	38.03	1.86	16.09	74.97	9.05	78.29	22.07	0.20	1.56	25.05
New England Companies(18)	13.65	12.83	0.45	3.69	3.71	0.37	3.01	1.55	64.25	1.09	22.90	92.07	12.37	101.11	24.62	0.27	1.75	28.10
North-West Companies(7)	13.18	12.40	0.33	4.00	8.62	-0.30	-4.03	7.00	28.35	2.11	9.19	78.48	10.27	85.16	17.80	0.05	0.28	4.10
South-East Companies(14)	15.66	15.58	0.01	-1.45	0.61	-0.13	-2.85	3.89	49.28	1.86	20.08	86.95	13.89	87.42	25.15	0.07	0.57	11.25
South-West Companies(2)	13.54	13.54	0.44	3.28	3.59	0.04	0.09	2.76	24.87	0.98	20.07	100.69	14.26	100.69	NM	0.00	0.00	0.00
Western Companies (Excl CA)(3)	14.07	14.01	0.74	5.68	6.72	0.46	3.53	1.72	33.40	0.87	15.76	83.40	11.80	83.82	20.31	0.28	1.91	32.83
Thrift Strategy(108)	12.95	12.38	0.33	2.32	3.90	0.15	0.45	3.32	43.24	1.54	17.61	85.37	11.02	91.12	20.79	0.21	1.58	24.36
Mortgage Banker Strategy(1)	11.14	11.14	0.65	6.02	5.10	-0.81	-7.44	3.22	49.06	1.82	19.61	117.00	13.03	117.00	NM	0.20	1.27	25.00
Real Estate Strategy(1)	9.35	9.35	0.13	1.47	1.79	-0.98	-11.03	4.98	41.55	2.79	NM	79.72	7.45	79.72	NM	0.00	0.00	0.00
Diversified Strategy(2)	13.54	9.83	0.73	5.61	6.36	0.57	3.90	1.79	53.54	1.28	15.99	88.74	11.68	122.90	23.24	0.56	3.24	15.43
Companies Issuing Dividends(69)	12.62	11.76	0.52	4.39	5.19	0.35	2.84	2.57	46.48	1.37	16.55	91.57	11.44	100.47	20.20	0.34	2.54	37.58
Companies Without Dividends(44)	13.30	13.09	0.11	-0.15	2.12	-0.22	-4.38	4.64	37.67	1.84	19.97	77.38	10.39	78.96	23.48	0.00	0.00	0.00
Equity/Assets <6%(4)	3.27	3.27	-0.91	-12.97	-14.94	-0.93	-12.91	10.38	29.37	4.00	NM	58.73	1.18	58.73	1.04	0.01	1.15	0.00
Equity/Assets 6-12%(50)	9.65	9.26	0.37	3.98	4.71	0.00	-0.50	3.43	39.44	1.52	15.38	86.85	8.20	91.29	19.59	0.23	1.59	23.30
Equity/Assets >12%(59)	16.11	15.26	0.45	2.91	3.93	0.31	1.91	2.69	47.64	1.41	19.36	87.55	13.98	95.42	22.45	0.21	1.59	24.01
Converted Last 3 Mths (no MHC)(5)	17.45	16.82	0.44	3.10	3.13	0.34	2.65	2.31	35.83	1.45	13.62	69.37	12.17	71.98	14.90	0.05	0.58	8.74
Actively Traded Companies(2)	11.41	10.52	1.09	11.26	8.87	0.85	9.62	0.96	70.18	1.27	11.39	119.23	12.53	126.32	16.60	0.68	1.81	20.79
Market Value Below $20 Million(8)	6.54	6.49	-0.47	-7.09	-4.43	-0.51	-7.24	7.65	26.91	2.85	15.25	52.93	2.80	53.11	17.50	0.03	0.93	11.94
Holding Company Structure(96)	12.67	11.98	0.31	1.96	3.88	0.11	-0.06	3.43	42.68	1.59	17.42	85.19	10.90	92.17	21.20	0.23	1.76	26.40
Assets Over $1 Billion(47)	12.18	11.19	0.56	5.76	5.29	0.22	1.62	2.80	40.56	1.35	15.82	98.02	11.82	109.06	20.58	0.33	2.32	33.01
Assets $500 Million-$1 Billion(31)	12.26	11.81	-0.06	-1.65	2.55	-0.19	-2.89	4.33	38.52	1.83	16.57	77.41	9.69	80.92	21.65	0.11	0.94	17.67
Assets $250-$500 Million(31)	14.53	14.25	0.58	4.43	4.63	0.41	3.26	2.99	53.70	1.55	19.02	78.43	11.39	80.12	19.71	0.15	1.27	18.30
Assets less than $250 Million(4)	14.04	14.02	-0.26	-8.06	-3.22	-0.38	-9.82	3.62	42.11	1.83	27.64	70.16	9.93	70.26	31.08	0.00	0.00	0.00
Goodwill Companies(64)	12.14	11.06	0.40	3.01	4.86	0.18	0.49	3.04	41.71	1.48	15.53	81.32	9.85	91.97	20.85	0.27	2.03	30.49
Non-Goodwill Companies(47)	13.71	13.71	0.35	2.45	3.33	0.10	-0.02	3.71	45.55	1.64	20.93	93.63	12.62	93.63	20.90	0.13	1.00	15.12
Acquirors of FSLIC Cases(1)	15.23	13.45	1.04	7.22	7.98	0.57	3.94	0.00	0.00	1.69	12.54	91.11	13.88	105.30	22.96	0.32	1.96	24.62

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 23, 2012

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
			ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)											
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Market Averages. MHC Institutions																		
All Public Companies(21)	13.87	13.09	0.46	3.67	3.04	0.29	2.06	3.05	39.58	1.15	24.86	113.20	15.59	121.28	24.43	0.14	1.30	13.07
NASDAQ Listed OTC Companies(21)	13.87	13.09	0.46	3.67	3.04	0.29	2.06	3.05	39.58	1.15	24.86	113.20	15.59	121.28	24.43	0.14	1.30	13.07
Mid-Atlantic Companies(13)	12.76	12.16	0.41	3.72	3.00	0.39	3.55	2.81	47.04	1.17	23.34	111.12	13.80	118.72	19.96	0.13	0.99	11.96
Mid-West Companies(4)	17.86	16.10	0.55	3.58	3.40	-0.39	-5.61	5.82	17.53	1.29	25.76	115.64	20.84	128.05	36.74	0.13	1.58	0.00
New England Companies(2)	10.76	9.77	0.38	3.49	2.87	0.27	2.51	2.59	29.94	1.17	30.42	109.84	11.68	119.78	20.45	0.08	1.78	0.00
South-East Companies(2)	17.69	17.45	0.70	3.72	2.90	0.75	4.14	1.58	45.14	0.38	26.59	125.41	22.31	128.01	31.43	0.30	2.27	63.49
Thrift Strategy(21)	13.87	13.09	0.46	3.67	3.04	0.29	2.06	3.05	39.58	1.15	24.86	113.20	15.59	121.28	24.43	0.14	1.30	13.07
Companies Issuing Dividends(10)	15.24	14.39	0.59	4.63	3.71	0.61	4.80	2.18	45.47	1.05	24.10	115.93	17.05	123.57	23.77	0.27	2.47	36.61
Companies Without Dividends(11)	12.35	11.64	0.30	2.61	2.30	-0.06	-0.99	4.44	30.14	1.24	26.62	110.17	13.96	118.75	29.71	0.00	0.00	0.00
Equity/Assets <6%(1)	5.83	5.07	0.40	4.61	6.39	0.37	4.34	1.26	73.47	1.37	15.65	101.22	5.90	117.26	16.62	0.12	1.11	17.39
Equity/Assets 6-12%(10)	10.49	10.22	0.45	4.56	3.47	0.10	1.07	4.60	36.54	1.30	23.08	112.17	11.60	115.41	21.79	0.12	0.91	9.20
Equity/Assets >12%(10)	18.15	16.85	0.47	2.67	2.24	0.48	2.79	2.20	36.90	0.94	29.39	115.57	20.65	127.60	29.03	0.17	1.72	18.41
Holding Company Structure(19)	13.75	12.88	0.45	3.68	3.06	0.27	1.88	3.05	39.58	1.21	22.28	111.79	15.16	120.82	23.77	0.14	1.32	14.08
Assets Over $1 Billion(10)	13.30	12.49	0.44	3.80	2.78	0.08	0.25	3.01	48.70	1.27	25.55	133.17	17.58	143.21	29.48	0.07	0.63	3.62
Assets $500 Million-$1 Billion(4)	9.73	9.73	0.48	5.09	3.53	0.47	4.91	0.00	0.00	1.21	24.41	108.53	10.61	108.53	21.79	0.23	1.14	16.09
Assets $250-$500 Million(6)	14.64	14.23	0.40	2.88	3.24	0.44	3.18	3.14	34.68	1.06	20.27	85.95	12.71	90.44	20.15	0.16	1.82	27.36
Assets less than $250 Million(1)	26.88	21.71	0.79	3.03	2.72	0.79	3.03	2.79	14.21	0.49	36.74	111.04	29.85	147.21	36.74	0.40	4.73	0.00
Goodwill Companies(14)	14.09	12.84	0.39	3.26	2.80	0.13	0.75	3.05	42.50	1.31	23.79	115.51	15.73	128.30	26.55	0.10	1.26	5.34
Non-Goodwill Companies(7)	13.50	13.50	0.58	4.37	3.46	0.57	4.30	3.05	29.84	0.89	25.93	109.25	15.34	109.25	21.78	0.21	1.38	23.39
MHC Institutions(21)	13.87	13.09	0.46	3.67	3.04	0.29	2.06	3.05	39.58	1.15	24.86	113.20	15.59	121.28	24.43	0.14	1.30	13.07

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 23, 2012

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Dividend Yield (%)	Payout Ratio(7) (%)
	NYSE Traded Companies																		
AF	Astoria Financial Corp. of NY*	7.60	6.59	0.28	3.78	5.17	0.25	3.39	2.64	33.00	1.09	19.35	72.04	5.48	84.04	21.55	0.16	1.69	32.65
EVER	EverBank Financial Corp. of FL*	7.62	7.53	0.42	5.50	3.36	-0.69	-9.09	1.79	25.90	0.67	29.76	139.79	10.65	141.69	NM	0.08	0.55	16.33
FBC	Flagstar Bancorp, Inc. of MI*	6.65	6.65	0.56	6.84	8.46	-3.52	-43.26	7.62	26.88	2.60	11.82	93.81	6.24	93.81	NM	0.00	0.00	0.00
NYCB	New York Community Bcrp of NY*	12.80	7.62	1.16	8.87	8.76	0.87	6.67	0.92	47.88	0.62	11.42	100.39	12.85	178.67	15.18	1.00	7.75	NM
PFS	Provident Fin. Serv. Inc of NJ*	13.66	9.10	0.92	6.80	7.65	0.87	6.42	2.43	39.75	1.46	13.07	87.16	11.91	137.76	13.84	0.52	3.68	48.15
	NASDAQ Listed OTC Companies																		
ASBB	ASB Bancorp, Inc. of NC*	15.18	15.18	-0.01	-0.10	-0.13	-0.34	-2.52	3.82	34.67	2.49	NM	72.51	11.01	72.51	NM	0.00	0.00	NM
ALLB	Alliance Bancorp, Inc. of PA*	17.56	17.56	0.58	3.29	4.14	0.69	3.93	4.53	19.73	1.59	24.14	80.56	14.14	80.56	20.18	0.20	1.62	39.22
ANCB	Anchor Bancorp of Aberdeen, WA*	11.68	11.68	0.06	0.51	0.84	-0.13	-1.16	6.17	23.21	2.27	NM	61.64	7.20	61.64	NM	0.00	0.00	0.00
AFCB	Athens Bancshares, Inc. of TN*	16.59	16.50	0.95	5.49	6.82	0.53	3.06	NA	NA	2.05	14.65	82.88	13.75	83.38	26.29	0.20	1.21	17.70
ACFC	Atlantic Coast Fin. Corp of GA*	5.65	5.65	-1.27	-20.89	NM	-1.66	-27.23	6.74	24.05	2.42	NM	12.91	0.73	12.92	NM	0.00	0.00	NM
BLMT	BSB Bancorp, Inc. of MA*	16.14	16.14	-0.06	-0.40	-0.42	-0.03	-0.16	1.15	63.14	0.90	NM	81.62	13.17	81.62	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI*	10.94	10.94	0.24	2.21	3.14	-0.09	-0.85	3.05	32.40	1.46	31.85	70.53	7.72	70.53	NM	0.08	1.93	61.54
BFIN	BankFinancial Corp. of IL*	13.21	13.01	-3.16	-23.37	NM	-3.20	-23.67	5.50	24.94	1.87	NM	75.00	9.90	76.30	NM	0.04	0.57	NM
BNCL	Beneficial Mut MHC of PA(42.9)	13.20	10.73	0.34	2.51	2.16	0.35	2.63	2.09	55.53	2.24	NM	115.34	15.22	145.90	NM	0.00	0.00	0.00
BHLB	Berkshire Hills Bancorp of MA*	12.75	8.01	0.76	5.73	6.49	0.98	7.34	1.02	71.50	0.94	15.41	84.59	10.78	141.87	12.03	0.72	3.20	49.32
BOFI	Bofi Holding, Inc. Of CA*	8.01	8.01	1.33	15.61	8.87	0.91	10.67	NA	NA	0.50	11.28	165.40	13.25	165.40	16.50	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	0.59	0.59	-0.06	-1.12	-14.94	0.38	7.27	16.43	26.90	5.47	NM	71.90	0.42	71.90	1.04	0.04	4.60	NM
CITZ	CFS Bancorp, Inc of Munster IN*	9.66	9.66	-0.82	-8.86	-13.83	-0.93	-9.98	6.53	16.92	1.75	NM	63.28	6.12	63.28	NM	0.04	0.64	NM
CMSB	CMS Bancorp Inc of W Plains NY(8)*	8.47	8.47	-0.15	-1.69	-2.50	-0.23	-2.62	NA	NA	0.54	NM	68.03	5.76	68.03	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	14.47	12.56	0.19	1.35	1.73	0.30	2.17	3.10	38.63	1.68	NM	76.68	11.10	90.32	36.17	0.00	0.00	0.00
CFFN	Capitol Federal Fin Inc. of KS*	19.27	19.27	0.79	3.96	4.06	0.79	3.96	0.49	25.30	0.20	24.63	101.63	19.58	101.63	24.63	0.30	2.54	62.50
CARV	Carver Bancorp, Inc. of NY*	1.45	1.45	-1.51	-20.46	NM	-1.44	-19.47	10.96	23.44	4.03	NM	114.34	1.66	114.34	NM	0.00	0.00	NM
CFBK	Central Federal Corp. of OH*	10.97	10.98	-2.10	-40.00	-24.62	-2.30	-43.75	6.00	40.85	4.16	NM	84.42	9.26	84.42	NM	0.00	0.00	NM
CHFN	Charter Fin Corp MHC GA (37.2)	13.30	12.83	0.32	2.52	2.04	0.44	3.45	2.32	60.88	NA	NM	122.47	16.29	127.67	35.85	0.20	2.15	NM
CHEV	Cheviot Financial Corp. of OH*	16.95	15.47	0.56	3.75	4.96	0.40	2.69	3.12	8.06	0.58	20.15	65.61	11.12	73.16	28.09	0.32	3.45	69.57
CBNK	Chicopee Bancorp, Inc. of MA*	14.69	14.69	0.31	2.07	2.40	0.29	1.95	0.95	77.70	0.93	NM	86.67	12.73	86.67	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	10.14	10.09	0.03	0.29	0.52	0.09	0.87	2.15	49.73	1.32	NM	55.03	5.58	55.34	NM	0.00	0.00	0.00
CSBK	Clifton Svg Bp MHC of NJ(35.8)	18.04	18.04	0.70	4.08	2.80	0.60	3.52	NA	NA	0.50	35.66	144.62	26.08	144.62	NM	0.24	2.32	NM
COBK	Colonial Financial Serv. of NJ*	11.13	11.13	0.03	0.22	0.31	-0.01	-0.11	5.07	9.38	1.01	NM	71.32	7.94	71.32	NM	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA(8)*	8.06	8.06	0.27	2.66	5.78	0.27	2.66	7.61	27.65	2.33	17.29	59.69	4.81	59.69	17.29	0.00	0.00	0.00
DCOM	Dime Community Bancshars of NY*	9.80	8.51	1.16	12.52	9.64	1.16	12.52	1.38	37.84	0.62	10.37	123.78	12.14	144.64	10.37	0.56	4.15	43.08
ESBF	ESB Financial Corp. of PA*	10.04	8.08	0.75	8.03	8.11	0.75	8.03	0.95	35.29	0.97	12.33	93.53	9.39	118.79	12.33	0.40	3.18	39.22
ESSA	ESSA Bancorp, Inc. of PA*	12.36	11.61	0.02	0.16	0.20	0.33	2.33	2.48	25.76	0.76	NM	75.26	9.31	80.81	34.41	0.20	2.00	NM
EBMT	Eagle Bancorp Montanta of MT*	16.87	16.87	0.66	4.06	5.44	0.20	1.23	1.10	51.19	1.01	18.39	73.99	12.48	73.99	NM	0.29	2.82	51.79
FSBW	FS Bancorp, Inc. of WA*	17.40	17.40	1.65	12.92	13.44	1.27	9.95	1.93	66.30	1.60	7.44	70.69	12.30	70.69	9.66	0.00	0.00	0.00
FFCO	FedFirst Financial Corp of PA*	18.28	17.99	0.53	3.02	3.88	0.47	2.68	1.37	69.92	1.26	25.79	77.89	14.24	79.43	29.07	0.16	1.00	25.81
FSBI	Fidelity Bancorp, Inc. of PA(8)*	7.13	6.75	0.06	0.77	0.61	0.04	0.53	3.99	16.16	1.35	NM	142.25	10.15	150.88	NM	0.08	0.37	61.54
FCAP	First Capital, Inc. of IN*	11.37	10.32	0.84	7.26	6.70	0.79	6.88	1.93	52.01	1.59	14.93	106.95	12.16	119.25	15.76	0.76	3.80	56.72
FCLF	First Clover Leaf Fin Cp of IL*	14.27	12.38	0.38	2.72	4.67	0.21	1.46	3.78	28.85	1.44	21.43	57.92	8.26	68.26	40.00	0.24	4.00	NM
FBNK	First Connecticut Bncorp of CT*	13.80	13.80	-0.04	-0.29	-0.29	-0.07	-0.50	2.17	46.93	1.19	NM	100.97	13.93	100.97	NM	0.12	0.88	NM
FDEF	First Defiance Fin. Corp of OH*	12.41	9.48	0.76	5.88	9.64	0.44	3.41	2.19	58.53	1.73	10.38	64.11	7.96	86.74	17.88	0.20	1.19	12.35
FFNM	First Fed of N. Michigan of MI*	11.77	11.68	0.32	2.78	5.50	0.15	1.27	3.73	21.82	1.19	18.17	49.71	5.85	50.11	39.64	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR*	12.05	12.05	-2.95	-25.71	-10.06	-2.98	-26.00	8.44	35.79	4.54	NM	250.00	30.12	250.00	NM	0.20	2.23	NM
FFNW	First Fin NW, Inc of Renton WA*	19.02	19.02	0.20	1.13	1.46	0.22	1.24	11.05	13.17	2.13	NM	76.32	14.51	76.32	NM	0.00	0.00	0.00
BANC	First PacTrust Bancorp of CA*	9.57	8.87	0.18	1.13	1.53	0.95	5.92	2.60	28.47	0.93	NM	86.88	8.31	94.47	12.54	0.48	4.07	NM
FSFG	First Savings Fin. Grp. of IN*	10.89	9.67	0.73	5.36	8.64	0.66	4.82	2.21	34.74	1.25	11.57	72.23	7.86	82.39	12.87	0.00	0.00	0.00
FFIC	Flushing Fin. Corp. of NY*	10.07	9.73	0.77	7.83	7.45	0.77	7.90	2.79	25.14	0.96	13.43	101.54	10.23	105.53	13.30	0.52	3.59	48.15
FXCB	Fox Chase Bancorp, Inc. of PA*	17.14	17.14	0.41	2.26	2.17	0.39	2.12	3.04	34.48	1.64	NM	106.17	18.20	106.17	NM	0.16	1.02	47.06
FRNK	Franklin Financial Corp. of VA*	23.45	23.45	0.44	1.88	2.10	0.78	3.34	5.10	18.83	2.22	NM	90.42	21.20	90.42	26.84	0.00	0.00	0.00
GTWN	Georgetown Bancorp, Inc. of MA*	14.22	14.22	0.34	2.82	3.36	-0.02	-0.15	1.14	63.65	1.05	29.73	70.88	10.08	70.88	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (44.7)	8.96	8.96	1.05	11.74	7.06	1.07	11.98	NA	NA	1.91	14.16	159.52	14.30	159.52	13.87	0.70	3.41	48.28
HFFC	HF Financial Corp. of SD*	8.58	8.23	0.49	6.00	6.41	0.14	1.68	1.55	60.45	1.51	15.61	91.30	7.83	95.45	NM	0.45	3.52	54.88
HMNF	HMN Financial, Inc. of MN*	5.38	5.38	-0.78	-9.40	NM	-1.01	-12.20	7.38	43.08	4.10	NM	35.76	1.92	35.76	NM	0.00	0.00	NM
HBK	Hamilton Bancorp, Inc. of MD*	19.25	18.41	-0.09	NM	-0.70	-0.17	NM	1.89	26.14	1.13	NM	63.05	12.14	65.93	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	13.47	13.47	0.54	3.66	3.99	0.46	3.13	2.15	37.15	1.21	25.07	92.86	12.51	92.86	29.34	0.16	1.16	29.09
HARL	Harleysville Svgs Fin Cp of PA*	7.16	7.16	0.59	8.62	7.00	0.59	8.62	1.47	32.05	0.80	14.29	120.67	8.64	120.67	14.29	0.80	4.24	60.61
HBOS	Heritage Fin Group, Inc of GA*	11.55	11.17	0.53	4.59	5.73	0.32	2.80	1.68	48.01	1.33	17.46	81.42	9.40	84.50	28.69	0.16	1.33	23.19
HIFS	Hingham Inst. for Sav. of MA*	7.59	7.59	1.14	15.30	9.76	1.14	15.30	0.96	70.18	0.85	10.24	147.35	11.19	147.35	10.24	1.04	1.66	16.97
HBCP	Home Bancorp Inc. Lafayette LA*	14.39	14.18	0.92	6.59	6.53	0.79	5.65	1.92	26.20	0.73	15.33	98.55	14.18	100.22	17.85	0.00	0.00	0.00
HFBL	Home Federal Bancorp Inc of LA*	18.08	18.08	1.12	5.86	6.08	0.45	2.35	NA	NA	0.97	16.45	100.06	18.09	100.06	NM	0.24	1.36	22.43

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 23, 2012

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
HMST	HomeStreet, Inc. of WA*	9.54	9.53	2.75	40.35	19.44	-0.37	-5.49	7.56	14.48	1.50	5.14	140.73	13.43	140.99	NM	0.00	0.00	0.00
HTBI	HomeTrust Bancshrs, Inc. of NC*	20.37	20.37	-0.92	NM	-5.83	-0.76	NM	6.27	35.73	2.94	NM	77.33	15.76	77.33	NM	0.00	0.00	NM
HFBC	HopFed Bancorp, Inc. of KY*	10.53	10.50	0.41	3.58	7.03	0.22	1.88	1.99	52.92	1.90	14.23	57.97	6.11	58.14	27.03	0.08	0.99	14.04
HCBK	Hudson City Bancorp, Inc of NJ(8)*	11.25	10.92	-0.35	-3.37	-3.68	0.73	6.96	3.04	22.92	1.05	NM	91.48	10.29	94.55	13.16	0.32	3.92	NM
IROQ	IF Bancorp, Inc. of IL*	17.17	17.17	0.79	4.55	5.89	0.60	3.48	1.44	49.45	1.39	16.98	74.81	12.85	74.81	22.18	0.00	0.00	0.00
ISBC	Investors Bcrp MHC of NJ(41.6)	9.13	8.78	0.80	8.86	4.68	0.74	8.18	1.25	91.27	1.39	21.35	180.04	16.44	188.07	23.11	0.20	1.19	25.32
JXSB	Jacksonville Bancorp Inc of IL*	14.13	13.38	1.14	8.44	10.78	0.80	5.90	1.25	80.20	1.80	9.27	74.35	10.51	79.20	13.27	0.30	1.74	16.13
JFBI	Jefferson Bancshares Inc of TN*	10.48	10.22	-0.51	-5.13	-16.40	-0.51	-5.13	NA	NA	1.80	NM	31.17	3.27	32.05	NM	0.00	0.00	NM
KFFB	KY Fst Fed Bp MHC of KY (38.9)	26.88	21.71	0.79	3.03	2.72	0.79	3.03	2.79	14.21	0.49	36.74	111.04	29.85	147.21	36.74	0.40	4.73	NM
KRNY	Kearny Fin Cp MHC of NJ (24.0)	17.01	13.77	0.16	0.95	0.77	0.16	0.95	1.36	25.33	0.76	NM	122.07	20.77	156.65	NM	0.00	0.00	0.00
LSBI	LSB Fin. Corp. of Lafayette IN*	10.82	10.82	0.38	3.73	4.56	0.02	0.17	5.21	27.55	1.85	21.91	79.04	8.55	79.04	NM	0.00	0.00	0.00
LPSB	LaPorte Bancorp Inc. of IN*	16.09	14.32	0.75	4.93	6.97	0.71	4.60	1.86	47.70	1.35	14.34	67.31	10.83	75.63	15.35	0.16	1.83	26.23
LSBK	Lake Shore Bnp MHC of NY(38.7)	13.44	13.44	0.67	5.13	5.38	0.76	5.77	0.61	49.42	0.56	18.57	92.12	12.38	92.12	16.51	0.16	1.54	28.57
LABC	Louisiana Bancorp, Inc. of LA*	17.41	17.41	0.74	4.17	4.84	0.56	3.12	0.42	142.17	0.88	20.66	87.93	15.31	87.93	27.66	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (39.2)	11.77	11.77	0.14	1.24	1.67	0.14	1.24	7.71	10.69	1.18	NM	74.07	8.72	74.07	NM	0.00	0.00	0.00
MCBK	Madison County Financial of NE*	22.60	22.07	1.36	NM	7.76	1.22	NM	NA	NA	2.31	12.89	77.77	17.57	79.63	14.45	0.00	0.00	0.00
MGYR	Magyar Bancorp MHC of NJ(44.9)	8.48	8.48	0.03	0.39	0.65	-0.08	-0.91	NA	NA	0.99	NM	60.31	5.12	60.31	NM	0.00	0.00	0.00
MLVF	Malvern Bancorp, Inc. of PA*	14.10	14.10	0.12	1.28	1.26	0.07	0.69	3.17	33.65	1.63	NM	69.62	9.81	69.62	NM	0.11	1.07	NM
MFLR	Mayflower Bancorp, Inc. of MA*	8.95	8.95	0.53	6.07	6.34	0.30	3.36	0.29	161.79	0.89	15.77	93.69	8.39	93.69	28.47	0.24	2.34	36.92
EBSB	Meridian Fn Serv MHC MA (40.6)	10.49	9.93	0.60	5.47	3.29	0.22	1.99	2.19	38.32	1.12	30.42	160.56	16.83	170.54	NM	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	6.92	6.79	1.29	20.19	19.53	0.69	10.78	0.80	36.29	1.31	5.12	85.52	5.91	87.23	9.59	0.52	2.21	11.33
NASB	NASB Fin, Inc. of Grandview MO*	13.21	13.03	1.41	11.22	10.45	-0.73	-5.84	8.64	33.00	3.74	9.57	102.24	13.50	103.82	NM	0.90	4.30	41.10
NECB	NE Comm Bncrp MHC of NY (42.5)	23.70	23.40	-0.03	-0.12	-0.20	-0.03	-0.12	5.41	23.56	1.64	NM	60.79	14.41	61.82	NM	0.12	2.35	NM
NHTB	NH Thrift Bancshares of NH*	8.23	5.69	0.63	6.31	9.29	0.27	2.64	1.42	61.83	1.18	10.76	80.76	6.64	120.02	25.69	0.52	4.13	44.44
NVSL	Naugatuck Valley Fin Crp of CT*	14.46	14.46	-0.07	-0.51	-0.86	-0.27	-1.88	5.18	29.07	1.85	NM	60.76	8.78	60.76	NM	0.12	1.71	NM
NFSB	Newport Bancorp, Inc. of RI*	11.16	11.16	0.32	2.86	2.57	0.33	2.93	1.47	53.64	1.04	38.95	110.42	12.32	110.42	38.07	0.00	0.00	0.00
NFBK	Northfield Bcp MHC of NY(38.5)(8)	16.01	15.40	0.72	4.33	2.86	0.82	4.94	2.33	46.68	2.46	34.95	153.24	24.54	160.44	30.58	0.00	0.00	0.00
NWBI	Northwest Bancshares Inc of PA*	14.60	12.71	0.78	5.37	5.43	0.78	5.37	NA	NA	1.24	18.41	98.08	14.32	115.15	18.41	0.48	4.07	NM
OBAF	OBA Financial Serv. Inc of MD*	19.47	19.47	0.11	0.57	0.55	0.11	0.57	3.08	26.20	1.05	NM	103.26	20.11	103.26	NM	0.00	0.00	0.00
OSHC	Ocean Shore Holding Co. of NJ*	9.81	9.36	0.52	5.06	5.75	0.57	5.59	NA	NA	0.53	17.38	88.36	8.67	93.09	15.73	0.24	1.82	31.58
OCFC	OceanFirst Fin. Corp of NJ*	9.53	9.53	0.94	9.82	9.31	0.81	8.50	2.80	28.39	1.17	10.74	104.84	9.99	104.84	12.41	0.48	3.76	40.34
OFED	Oconee Fed Fn Cp MHC SC (35.0)	22.08	22.08	1.07	4.91	3.76	1.06	4.84	0.83	29.40	0.38	26.59	128.35	28.34	128.35	27.02	0.40	2.39	63.49
OABC	OmniAmerican Bancorp Inc of TX*	15.97	15.97	0.43	2.83	2.21	0.24	1.59	2.12	26.95	0.98	NM	126.58	20.22	126.58	NM	0.00	0.00	0.00
ONFC	Oneida Financial Corp. of NY*	13.37	10.09	0.83	6.28	7.10	0.89	6.76	0.30	131.74	0.87	14.08	87.42	11.69	120.30	13.09	0.48	4.26	60.00
ORIT	Oritani Financial Corp of NJ*	18.61	18.61	1.25	6.51	4.98	1.27	6.60	NA	NA	1.51	20.09	130.32	24.26	130.32	19.83	0.60	4.03	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	11.04	9.61	0.16	1.52	2.44	0.31	3.03	2.99	21.56	1.21	NM	59.13	6.53	69.02	20.45	0.16	3.56	NM
PVFC	PVF Capital Corp. of Solon OH*	9.35	9.35	0.13	1.47	1.79	-0.98	-11.03	4.98	41.55	2.79	NM	79.72	7.45	79.72	NM	0.00	0.00	0.00
PBHC	Pathfinder BC MHC of NY (39.5)	5.83	5.07	0.40	4.61	6.39	0.37	4.34	1.26	73.47	1.37	15.65	101.22	5.90	117.26	16.62	0.12	1.11	17.39
PEOP	Peoples Fed Bancshrs Inc of MA*	19.92	19.92	0.46	2.23	2.32	0.45	2.17	0.95	70.42	0.86	NM	98.91	19.70	98.91	NM	0.12	0.73	31.58
PBCT	Peoples United Financial of CT*	17.87	11.16	0.82	4.42	5.55	0.84	4.49	2.19	29.79	0.88	18.03	81.01	14.48	140.33	17.76	0.64	5.38	NM
PBSK	Poage Bankshares, Inc. of KY*	19.12	19.12	0.64	3.76	4.77	0.51	3.01	0.64	78.05	0.87	20.97	69.46	13.28	69.46	26.21	0.16	1.27	26.67
PBCP	Polonia Bancorp, Inc. of PA*	15.21	15.21	0.04	NM	0.37	-0.12	NM	NA	NA	0.82	NM	69.11	10.51	69.11	NM	0.00	0.00	0.00
PROV	Provident Fin. Holdings of CA*	11.14	11.14	0.65	6.02	5.10	-0.81	-7.44	3.22	49.06	1.82	19.61	117.00	13.03	117.00	NM	0.20	1.27	25.00
PBNY	Provident NY Bncrp, Inc. of NY*	12.23	8.37	0.60	4.42	4.95	0.47	3.44	2.02	43.35	1.33	20.22	81.69	9.99	124.66	26.00	0.24	2.64	53.33
PBIP	Prudential Bncp MHC PA (24.9)	11.73	11.73	0.36	3.13	2.88	0.42	3.65	NA	NA	0.72	34.67	105.76	12.41	105.76	29.71	0.00	0.00	0.00
PULB	Pulaski Fin Cp of St. Louis MO*	6.85	6.57	0.70	7.65	9.49	0.20	2.15	NA	NA	1.46	10.54	106.40	7.29	111.20	37.57	0.38	4.40	46.34
RIVR	River Valley Bancorp of IN*	7.34	7.32	0.57	6.92	9.21	0.36	4.32	3.99	22.57	1.41	10.86	84.84	6.23	85.10	17.38	0.84	5.09	55.26
RVSB	Riverview Bancorp, Inc. of WA*	9.33	6.36	-3.86	-38.16	NM	-3.94	-38.95	8.28	30.05	3.45	NM	53.57	5.00	81.08	NM	0.00	0.00	NM
RCKB	Rockville Fin New, Inc. of CT*	16.79	16.74	0.84	4.69	4.25	0.68	3.82	0.99	90.90	1.16	23.56	111.19	18.67	111.58	28.91	0.40	3.14	74.07
ROMA	Roma Fin Corp MHC of NJ (25.5)	11.81	11.72	0.24	2.07	1.78	0.16	1.38	NA	NA	0.79	NM	117.55	13.88	118.54	NM	0.00	0.00	0.00
SIFI	SI Financial Group, Inc. of CT*	13.44	13.12	0.12	0.86	0.99	0.00	0.00	1.66	36.90	0.86	NM	88.32	11.87	90.78	NM	0.12	1.08	NM
SPBC	SP Bancorp, Inc. of Plano, TX*	11.10	11.10	0.45	3.72	4.98	-0.17	-1.41	3.39	22.79	0.98	20.07	74.81	8.31	74.81	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD*	9.24	9.21	0.18	1.52	5.00	0.07	0.57	12.49	21.54	3.33	20.00	40.46	3.74	40.61	NM	0.00	0.00	0.00
SMPL	Simplicity Bancorp of CA*	16.64	16.28	0.71	4.22	5.30	0.67	3.99	2.95	23.68	0.85	18.85	81.59	13.58	83.77	19.92	0.32	2.26	42.67
SFBC	Sound Financial Bcp, Inc of WA*	11.54	11.35	0.67	6.65	9.15	0.34	3.36	3.35	35.33	1.39	10.92	62.18	7.17	63.34	21.62	0.08	0.79	8.60
STND	Standard Financial Corp. of PA*	18.09	16.33	0.70	3.94	4.99	0.67	3.76	1.06	92.55	NA	20.04	77.53	14.02	87.75	20.99	0.18	1.01	20.22
SIBC	State Investors Bancorp of LA*	19.19	19.19	0.42	2.15	2.85	0.65	3.35	NA	NA	0.93	35.03	75.64	14.52	75.64	22.52	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA*	11.76	11.21	0.78	6.85	8.45	0.64	5.63	2.80	32.11	1.25	11.83	78.23	9.20	82.57	14.39	0.20	0.88	10.47
TFSL	TFS Fin Corp MHC of OH (26.5)	15.70	15.63	0.17	1.04	0.72	0.17	1.04	NA	NA	0.96	NM	143.32	22.50	144.06	NM	0.00	0.00	0.00
TBNK	Territorial Bancorp, Inc of HI*	13.81	13.80	0.89	6.33	5.57	0.84	5.98	0.70	13.69	0.20	17.95	114.01	15.75	114.13	19.01	0.48	2.12	38.10
TSBK	Timberland Bancorp, Inc. of WA*	10.06	9.33	0.48	3.99	8.59	0.27	2.24	7.01	22.88	2.15	11.64	55.32	5.56	60.12	20.79	0.00	0.00	0.00
TRST	TrustCo Bank Corp NY of NY*	8.28	8.28	0.85	10.57	7.41	0.83	10.30	1.36	80.80	1.82	13.49	138.06	11.43	138.06	13.84	0.26	4.94	66.67
UCBA	United Comm Bncp MHC IN (40.6)(8)	11.02	10.41	0.42	3.69	4.21	0.16	1.42	NA	NA	2.04	23.73	87.39	9.63	93.06	NM	0.00	0.00	0.00
UCFC	United Community Fin. of OH*	9.38	9.36	-0.77	-8.14	-14.79	-1.20	-12.74	4.57	23.93	1.78	NM	59.58	5.59	59.69	NM	0.00	0.00	NM
UBNK	United Financial Bncrp of MA*	13.67	13.23	0.69	4.95	4.68	0.71	5.16	1.12	63.33	1.03	21.36	104.77	14.32	108.79	20.51	0.40	2.57	54.79
WSB	WSB Holdings, Inc. of Bowie MD(8)*	14.89	14.89	0.19	1.32	1.56	0.08	0.59	NA	NA	1.70	NM	83.02	12.36	83.02	NM	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 23, 2012

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
WSFS WSFS Financial Corp. of DE*	9.22	8.50	0.64	6.81	7.17	0.31	3.30	1.38	77.29	1.67	13.95	96.46	8.89	105.47	28.73	.0.48	1.11	15.43
WVFC WVS Financial Corp. of PA*	10.48	10.48	0.51	4.60	8.10	0.53	4.80	0.64	22.14	0.92	12.34	54.70	5.73	54.70	11.81	0.16	1.93	23.88
WAFD Washington Federal, Inc. of WA*	15.23	13.45	1.04	7.22	7.98	0.57	3.94	NA	NA	1.69	12.54	91.11	13.88	105.30	22.96	0.32	1.96	24.62
WSBF Waterstone Fin MHC of WI(26.2)	11.00	10.96	0.68	6.67	6.76	-2.13	-20.90	8.85	20.84	2.42	14.78	92.55	10.18	92.87	NM	0.00	0.00	0.00
WAYN Wayne Savings Bancshares of OH*	10.09	9.66	0.43	4.34	6.27	0.39	3.97	2.64	33.29	1.56	15.95	68.47	6.91	71.82	17.45	0.28	3.03	48.28
WEBK Wellesley Bancorp, Inc. of MA*	12.44	12.44	0.30	2.66	2.56	0.27	2.39	NA	NA	1.32	39.10	82.61	10.27	82.61	NM	0.00	0.00	0.00
WFD Westfield Fin. Inc. of MA*	16.08	16.08	0.49	2.91	3.74	0.37	2.21	NA	NA	1.40	26.76	79.93	12.85	79.93	35.21	0.24	3.59	NM
WBKC Wolverine Bancorp, Inc. of MI*	23.11	23.11	0.49	2.19	3.15	0.10	0.43	4.19	53.84	2.46	31.70	68.96	15.93	68.96	NM	0.00	0.00	0.00

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
2000:	Quarter 1	10921.9	1498.6	4572.8	545.6	421.24
	Quarter 2	10447.9	1454.6	3966.1	567.8	387.37
	Quarter 3	10650.9	1436.5	3672.8	718.3	464.64
	Quarter 4	10786.9	1320.3	2470.5	874.3	479.44
2001:	Quarter 1	9878.8	1160.3	1840.3	885.2	459.24
	Quarter 2	10502.4	1224.4	2160.5	964.5	493.70
	Quarter 3	8847.6	1040.9	1498.8	953.9	436.60
	Quarter 4	10021.5	1148.1	1950.4	918.2	473.67
2002:	Quarter 1	10403.9	1147.4	1845.4	1006.7	498.30
	Quarter 2	9243.3	989.8	1463.2	1121.4	468.91
	Quarter 3	7591.9	815.3	1172.1	984.3	396.80
	Quarter 4	8341.6	879.8	1335.5	1073.2	419.10
2003:	Quarter 1	7992.1	848.2	1341.2	1096.2	401.00
	Quarter 2	8985.4	974.5	1622.8	1266.6	476.07
	Quarter 3	9275.1	996.0	1786.9	1330.9	490.90
	Quarter 4	10453.9	1112.0	2003.4	1482.3	548.60
2004:	Quarter 1	10357.7	1126.2	1994.2	1585.3	562.20
	Quarter 2	10435.5	1140.8	2047.8	1437.8	546.62
	Quarter 3	10080.3	1114.6	1896.8	1495.1	556.00
	Quarter 4	10783.0	1211.9	2175.4	1605.6	595.10
2005:	Quarter 1	10503.8	1180.6	1999.2	1516.6	551.00
	Quarter 2	10275.0	1191.3	2057.0	1577.1	563.27
	Quarter 3	10568.7	1228.8	2151.7	1527.2	546.30
	Quarter 4	10717.5	1248.3	2205.3	1616.4	582.80
2006:	Quarter 1	11109.3	1294.8	2339.8	1661.1	595.50
	Quarter 2	11150.2	1270.2	2172.1	1717.9	601.14
	Quarter 3	11679.1	1335.9	2258.4	1727.1	634.00
	Quarter 4	12463.2	1418.3	2415.3	1829.3	658.60
2007:	Quarter 1	12354.4	1420.9	2421.6	1703.6	634.40
	Quarter 2	13408.6	1503.4	2603.2	1645.9	622.63
	Quarter 3	13895.6	1526.8	2701.5	1523.3	595.80
	Quarter 4	13264.8	1468.4	2652.3	1058.0	492.85
2008:	Quarter 1	12262.9	1322.7	2279.1	1001.5	442.5
	Quarter 2	11350.0	1280.0	2293.0	822.6	332.2
	Quarter 3	10850.7	1166.4	2082.3	760.1	414.8
	Quarter 4	8776.4	903.3	1577.0	653.9	268.3
2009:	Quarter 1	7608.9	797.9	1528.6	542.8	170.1
	Quarter 2	8447.0	919.3	1835.0	538.8	227.6
	Quarter 3	9712.3	1057.1	2122.4	561.4	282.9
	Quarter 4	10428.1	1115.1	2269.2	587.0	260.8
2010:	Quarter 1	10856.6	1169.4	2398.0	626.3	301.1
	Quarter 2	9744.0	1030.7	2109.2	564.5	257.2
	Quarter 3	9744.0	1030.7	2109.2	564.5	257.2
	Quarter 4	11577.5	1257.6	2652.9	592.2	290.1
2011:	Quarter 1	12319.7	1325.8	2781.1	578.1	293.1
	Quarter 2	12414.3	1320.6	2773.5	540.8	266.8
	Quarter 3	10913.4	1131.4	2415.4	443.2	198.9
	Quarter 4	12217.6	1257.6	2605.2	481.4	221.3
2012:	Quarter 1	13212.0	1408.5	3091.6	529.3	284.9
	Quarter 2	12880.1	1362.2	2935.1	511.6	257.3
	Quarter 3	13437.1	1440.7	3116.2	557.6	276.8
	As of Nov. 23, 2012	13009.7	1409.2	2966.9	544.3	278.1

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices

Index Values

	Index Values				Price Appreciation (%)		
	Oct 31, 12	Sep 28, 12	Dec 30, 11	Oct 31, 11	1 Month	YTD	LTM
All Pub. Traded Thrifts	563.7	557.6	481.4	485.0	1.09	17.10	16.23
MHC Index	3,009.6	3,029.6	2,658.7	2,713.5	-0.66	13.20	10.91
Stock Exchange Indexes							
NYSE Thrifts	111.1	109.5	89.1	93.6	1.45	24.71	18.71
OTC Thrifts	1,526.9	1,512.0	1,327.9	1,320.3	0.98	14.98	15.64
Geographic Indexes							
Mid-Atlantic Thrifts	2,319.9	2,317.7	1,977.7	2,010.7	0.10	17.31	15.38
Midwestern Thrifts	1,658.6	1,632.0	1,405.3	1,450.1	1.62	18.02	14.38
New England Thrifts	1,615.1	1,605.8	1,589.1	1,564.2	0.58	1.63	3.25
Southeastern Thrifts	290.1	271.9	183.5	180.4	6.70	58.07	60.84
Southwestern Thrifts	504.5	493.4	383.4	372.9	2.25	31.58	35.29
Western Thrifts	62.5	60.8	47.9	47.1	2.84	30.48	32.67
Asset Size Indexes							
Less than $250M	834.8	808.8	755.2	666.8	3.22	10.54	25.19
$250M to $500M	3,194.6	3,126.8	2,647.7	2,639.2	2.17	20.66	21.04
$500M to $1B	1,377.4	1,354.8	1,095.0	1,095.1	1.67	25.79	25.78
$1B to $5B	1,739.7	1,726.6	1,437.5	1,419.5	0.76	21.02	22.56
Over $5B	253.8	251.0	221.3	225.3	1.12	14.69	12.63
Pink Indexes							
Pink Thrifts	160.8	161.3	138.5	135.7	-0.31	16.05	18.44
Less than $75M	456.1	455.7	372.4	406.5	0.10	22.50	12.22
Over $75M	161.8	162.3	139.5	136.3	-0.32	15.95	18.69
Comparative Indexes							
Dow Jones Industrials	13,096.5	13,437.1	12,217.6	11,955.0	-2.54	7.19	9.55
S&P 500	1,412.2	1,440.7	1,257.6	1,253.3	-1.98	12.29	12.68

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrial stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
Georgia, Florida and Alabama Thrift and Bank Acquisitions 2011-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Target Financials at Announcement: Total Assets ($000)	E/A (%)	TE/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Terms and Pricing at Announcement: Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
11/05/2012	Pending	Old Florida Bancshares Inc.	FL	New Traditions National Bank	FL	455,169	9.82	9.82	0.90	9.56	0.46	NA	45.0	NA	100.66	100.66	11.39	9.89	0.08
10/4/2012	Pending	Bank of the Ozarks Inc.	AR	Genala Banc, Inc.	AL	170422	16.53	16.53	0.98	6.02	1.16	184.21	27.3	1,100.00	95.43	95.43	16.7	16.04	-0.98
08/31/2012	Pending	Investor group		Anchor Commercial Bank	FL	116,341	2.43	2.43	-2.83	-81.82	17.87	20.96	NA	NA	NA	NA	NA	NA	NA
8/30/2012	Pending	CBM Florida Holding Co.	FL	U.S. Century Bank	FL	1291813	4.115	4.12	-3.33	-70.58	20.79	24.79	NA NA		NA	NA	NA	NA NA	
08/14/2012	Pending	Home BancShares Inc.	AR	Premier Bank	FL	282,435	3.63	3.63	-1.50	-40.35	14.36	21.89	1.4	3.56	13.79	13.79	NM	0.50	-3.63
08/07/2012	Pending	SCBT Financial Corp.	SC	Savannah Bancorp, Inc.	GA	952,221	8.79	8.46	-0.15	-1.66	5.79	58.675	66.9	9.30	79.95	83.40	NM	7.03	NA
07/27/2012	Pending	Investor group	AL	FEB Bancshares, Inc.	AL	178,708	1.89	1.89	-3.47	-77.08	7.39	66.95	NA	NA	NA	NA	NA	NA	NA
6/14/2012	Pending	Drummond Banking Co.	FL	Williston Holding Company	FL	188,234	7.46	7.45	-1.25	-15.34	7.21	44.78	15.6	NA	82.57	82.69	NM	8.29	-2.05
05/28/2012	Pending	Trustmark Corp.	MS	BancTrust Financial Group, Inc.	AL	2,008,767	5.61	5.45	-2.30	-32.51	8.31	40.546	55.4	3.08	86.83	91.47	NM	2.76	-3.96
5/2/2012	7/19/2012	Community Bancshares of MS	MS	Community Holding Company of FL.	FL	87051	10.76	10.76	0.3	2.73	0.91	NA	22.1 NA		234.26	234.26	NM	25.39	16.63
4/26/2012	7/13/2012	Central Bancshares Inc.	MN	Bank of Naples	FL	154190	2.495	2.49	-3.43	-93.66	9.76	65.07	NA NA		NA	NA	NA	NA NA	
04/06/2012	Pending	Pvt Invstr - Serguei Kouzmine	GA	Affinity Bank	GA	285,449	3.51	3.51	-1.92	-55.03	8.87	22.04	NA	NA	NA	NA	NA	NA	NA
03/19/2012	07/31/2012	IBERIABANK Corp.	LA	Florida Gulf Bancorp, Inc.	FL	350,485	8.53	8.53	0.22	2.58	4.68	47.07	44.5	23.00	141.00	141.00	69.13	12.68	6.07
2/23/2012	7/20/2012	Bixby Bridge Financial LP	IL	PCNB Bancshares, Inc.	GA	55865	8.517	8.52	-4.76	-49.02	8.98	107.82	NA NA		NA	NA	NA	NA NA	
1/12/2012	4/15/2012	First Volunteer Corp.	TN	Gateway Bancshares, Inc.	GA	266,691	9.24	9.24	-0.26	-2.74	6.09	40.94	16.4	15.20	69.15	69.15	24.25	6.16	-3.18
12/26/2011	6/1/2012	CBM Florida Holding Co.	FL	Palm Bank	FL	134167	8.041	8.04	-1.61	-23.28	7.13	28.83	NA NA		NA	NA	NA	NA NA	
11/16/2011	02/16/2012	Home BancShares Inc.	AR	Vision Bank	FL	403,200	NA	NA	NA	NA	NA	NA	27.9	NA	NA	NA	NA	6.92	NA
10/28/2011	03/16/2012	Trustmark Corp.	MS	Bay Bank & Trust Co.	FL	247,009	10.44	10.44	-1.49	-13.05	3.52	46.8	23.9	NA	92.81	92.81	NM	9.69	-0.90
10/24/2011	4/1/2012	1st United Bancorp Inc.	FL	Anderen Financial, Inc.	FL	207319	17.48	17.48	-0.9	-4.98	3.61	70.27	36.7	6.81	94	94	NM	17.7	-1.58
10/4/2011	7/31/2012	BB&T Corp.	NC	BankAtlantic	FL	3707048	8.256	NA	NA	NA	NA	NA	NA NA		NA	NA	NA	NA NA	
09/01/2011	Pending	PanAmerican Capital Inc.	FL	Chipola Community Bank	FL	44,013	4.06	4.06	-4.32	-80.75	11.10	26.17	NA	NA	NA	NA	NA	NA	NA
08/03/2011	12/09/2011	Merchants & Marine Bancorp	MS	Heritage First Bank	AL	55,000	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
07/22/2011	12/30/2011	USAmeriBancorp	FL	Aliant Financial Corporation	AL	960,862	10.13	10.01	-0.90	-8.54	5.68	42.17	NA	NA	NA	NA	NA	NA	NA
07/20/2011	12/16/2011	FirstAtlantic Finl Holding Inc	FL	CenterBank of Jacksonville, NA	FL	169,623	9.03	9.03	-8.03	-80.74	9.68	33.83	NA	NA	NA	NA	NA	NA	NA
5/22/2011	11/1/2011	CenterState Banks	FL	Federal Trust Corporation	FL	355538	26.44	25.88	-29.12	-103.18	11.31	266.7	NA NA		NA	NA	NA	NA NA	
05/09/2011	Pending	Investor group		Legacy Bank of Florida	FL	301,963	4.32	4.32	-3.74	-63.08	7.71	29.09	NA	NA	NA	NA	NA	NA	NA
05/02/2011	Pending	Sterne Agee Group Inc.	AL	Sum Financial Corporation	GA	29,150	9.91	9.91	-0.10	-0.99	11.58	14.85	NA	NA	NA	NA	NA	NA	NA
4/6/2011	1/19/2012	Banco do Brasil S.A.		EuroBank	FL	102054	5.392	5.39	-3.47	-54.36	12.39	29.68	6.0	7.18	109.03	109.03	NM	5.88	1.25
03/16/2011	03/31/2011	Investor group		United Community Banks, Inc.	GA	7,443,196	8.54	8.40	-4.53	-41.16	5.44	66.476	NA	NA	NA	NA	NA	NA	NA
02/23/2011	05/18/2011	Investor group		North Alabama Bancshares, Inc.	AL	124,793	9.44	9.44	-2.02	-25.03	11.43	76.72	NA	NA	NA	NA	NA	NA	NA
2/10/2011	5/31/2011	CBM Florida Holding Co.	FL	First Community Bank of America	FL	470613	5.74	5.74	-3.48	-50.18	9.75	22.15	10.0 NA		37.02	37.02	NM	2.12	-5.46
				Average:		**696,754**	**8.29**	**8.25**	**-3.09**	**-37.44**	**8.32**	**57.67**			**95.12**	**95.75**	**30.37**	**9.36**	**0.19**
				Median:		**247,009**	**8.52**	**8.43**	**-1.97**	**-36.43**	**8.01**	**41.56**			**92.81**	**92.81**	**20.48**	**7.66**	**-1.28**

Source: SNL Financial, LC.

EXHIBIT IV-5

Charter Financial Corporation
Director and Senior Management Summary Resumes

Exhibit IV-5
Charter Financial Corporation
Director and Senior Management Summary Resumes

Executive Officers of New Charter Financial and CharterBank

The following table sets forth information regarding the executive officers of New Charter Financial and CharterBank. Age information is as of September 30, 2012. The executive officers of New Charter Financial and CharterBank are elected annually.

Name	Age	Position
Robert L. Johnson	58	President, Chief Executive Officer and Director
Lee Washam	51	President of CharterBank
Curtis R. Kollar	60	Senior Vice President and Chief Financial Officer
Curti M. Johnson	53	Senior Vice President, General Counsel and Director

The business experience for the past five years of each of our executive officers other than Messrs. Robert Johnson and Curti Johnson are set forth below. Unless otherwise indicated, executive officers have held their positions for at least the past five years.

Curtis R. Kollar. Mr. Kollar is a Certified Public Accountant (CPA) and Certified Management Accountant (CMA). He has been the Vice President and Treasurer of CharterBank since 1991 and was named Chief Financial Officer of Old Charter Financial in October of 2001 and of CharterBank in January of 2001. He has an undergraduate degree from Ohio Wesleyan University and an M.S. in Accounting from Syracuse University. He is a graduate of the Graduate School of Community Bank Management. Mr. Kollar has 26 years experience in the banking field. Mr. Kollar serves as treasurer of West Point First United Methodist Church and he is a past President and member of the Board of Directors of the Chattahoochee Valley Hospital Society and a past President of the West Point Rotary Club.

Lee Washam. Mr. Washam has been President of CharterBank since January of 2007. Before that, he served as Executive Vice President for six years. Mr. Washam is a former Executive Vice President of Flag Bank, LaGrange, Georgia and has over 29 years of banking experience. He received his B.S. in Business Administration from LaGrange College in 1983 and is a 1995 graduate of The Graduate School of Banking at Louisiana State University. Mr. Washam's current affiliations include: LaGrange Lions Club, Leadership Troup, Georgia Community Bankers Association and the Board of Governors of Highland Country Club.

Exhibit IV-5 (continued)
Charter Financial Corporation
Director and Senior Management Summary Resumes

Directors of New Charter Financial and CharterBank

New Charter Financial has seven directors. Directors serve three-year staggered terms so that approximately one-third of the directors are elected at each annual meeting. Directors of CharterBank will be elected by New Charter Financial as its sole stockholder. The following table states our directors' names, their ages as of September 30, 2012, the years when they began serving as directors of CharterBank and when their current term expires.

Name(1)	Position(s) Held With Old Charter Financial	Age	Director Since	Current Term Expires
Edward D. Smith	Director	39	2011	2013
Curti M. Johnson	Director, Senior Vice President and General Counsel	53	2007	2013
Robert L. Johnson	Chairman of the Board of Directors, President and Chief Executive Officer	58	1986	2014
David Z. Cauble, III	Director	60	1996	2014
David L. Strobel	Director	61	2003	2014
Thomas M. Lane	Director	58	1996	2015
Jane W. Darden	Director	62	1988	2015

(1) The mailing address for each person listed is 1233 O.G. Skinner Drive, West Point, Georgia 31833. Each of the persons listed as a director is also a director of CharterBank, as well as First Charter, MHC.

The Business Background of Our Directors

The business experience for the past five years of each of our directors is set forth below. With respect to directors, the biographies also contain information regarding the person's experience, qualifications, attributes or skills that caused the Nominating Committee and the board of directors to determine that the person should serve as a director. Each director is also a director of CharterBank. Unless otherwise indicated, directors and executive officers have held their positions for the past five years.

Edward D. Smith. Mr. Smith is co-owner and Executive Vice-President of Hutchinson Traylor, an insurance and financial services firm. He has his resident and surplus lines licenses in Life & Health and Property & Casualty insurance, and has also earned his Series 6, 63 & 65 Securities Licenses and obtained the Certified Insurance Counselor (CIC) designation. Prior to joining Hutchinson Traylor, Mr. Smith served several years in the Financial Services Division of Accenture, LLP. Mr. Smith attended Wake Forest University where he graduated Magna Cum Laude from the Wayne Calloway School of Business and Accountancy. Mr. Smith actively participates in several community service organizations. He is a member of the Executive Committee and chairs the Development Committee as part of his service on the Board of Trustees of LaGrange College. He also serves as Past President of the College's Leadership Council. He is the Vice-Chair of the Downtown LaGrange Development Authority and Past President of the Board of Directors for both the LaGrange Rotary Club and the local Boys & Girls Club of West Georgia. Mr. Smith's extensive and diverse experience in insurance, retirement planning and financial services, including employee benefits, as well as his active role in the community served by CharterBank, will provide the Board with valuable insight in these areas.

Curti M. Johnson. Mr. Johnson serves as a Senior Vice President and General Counsel of CharterBank. He is a member of both the Georgia and Alabama Bar Associations. Prior to joining CharterBank on a full-time basis on January 3, 2011, Mr. Johnson was a partner in the law firm of Johnson, Caldwell & McCoy in Lanett, Alabama, where he practiced law since 1990. Prior to that time, Mr. Johnson was an associate attorney with Burr & Forman in Birmingham, Alabama. Mr. Johnson served as a director of Citizens BancGroup, a bank holding company in Valley, Alabama, from 1988 until it was acquired by CharterBank in 1999. He served as Chairman of Citizens BancGroup from 1996 through 1999. He received his B.A. degree from Vanderbilt University and his law degree from the University of Virginia School of Law. Mr. Johnson is President and founding board member of the Chattahoochee Fuller Center Project, Inc. Mr. Johnson is the brother of Robert L. Johnson, our Chairman of the Board and Chief Executive Officer. Mr. Johnson's legal expertise provides the Board of Directors with insight on legal matters involving CharterBank, and his local contacts with customers and businesses assist CharterBank with business generation and product offerings.

Robert L. Johnson. Mr. Johnson has been the President and Chief Executive Officer of Old Charter Financial since its inception in 2001, Chief Executive Officer of CharterBank since 1996 and President of CharterBank from 1996 to January 2007. On November 27, 2007, Mr. Johnson was elected Chairman of the Board of Directors upon the retirement of Mr. John W. Johnson, Jr. Prior to 1996, he served as Financial Analyst, then Senior Vice President and Chief Financial Officer of CharterBank. He began continuous service with CharterBank in 1984. Mr. Johnson has an undergraduate degree from Vanderbilt University and a Master's Degree in Business Administration with a concentration in Finance from the University of Alabama. He is a graduate of the University of Texas at Austin Graduate School of Community Bank Management. He also serves on the LaGrange College Board of Trustees, the Point University Board of Trustees and is Chairman of The Charter Foundation, Inc. Mr. Johnson also is affiliated with the West Point Rotary Club. Mr. Johnson is the brother of Curti M. Johnson, a director of Old Charter Financial and General Counsel and a Senior Vice President of CharterBank. Mr. Johnson provides the Board of Directors with broad perspective on Old Charter Financial's strategies, challenges and opportunities as a result of his long affiliation with CharterBank in a variety of senior management roles.

David Z. Cauble, III. Mr. Cauble is self-employed as a food service consultant and investor. He was the Owner and President of Vend-All Company in LaGrange, Georgia, until its sale in 1996. Previously he was Vice President-Sales in his family's Coca-Cola Bottling business. He is a graduate of Washington & Lee University, serves as Chairman of Cobb Foundation, is a member of Young Presidents' Organization. As a manager and owner of several businesses and as an investor, Mr. Cauble provides the Board of Directors with insight concerning the opportunities and risks associated with lending to commercial companies and small businesses.

David L. Strobel. Mr. Strobel has been the Executive Vice President and General Manager of Shannon, Strobel & Weaver Constructors & Engineers, Inc. since 1977. He received his B.S. in Mechanical Engineering from the University of Notre Dame in 1973, and is a Registered Professional Engineer in 18 states. Mr. Strobel served as a member of the Board of Directors of EBA Bancshares and Eagle Bank of Alabama from 1998 until their acquisition by CharterBank in 2003. In February 1999, he assumed the position of chairman of EBA Bancshares. He joined the Board of Directors of CharterBank and Old Charter Financial in August 2003. Mr. Strobel's other affiliations include the Auburn City Schools Board of Education and several professional societies. Mr. Strobel's experience in managing the operations of a construction and engineering business provides the Board of Directors with general business acumen, and his real estate and construction knowledge and experience and prior service on the board of another financial institution provides the Board of Directors with perspective and experience in CharterBank's lending operations.

Exhibit IV-5 (continued)
Charter Financial Corporation
Director and Senior Management Summary Resumes

Thomas M. Lane. Mr. Lane is Chief Financial Officer of Lanier Health Services. He was the Senior Vice President and Treasurer of WestPoint Home, Inc. and its predecessors from March 2000 until March 2007. He previously served as its Treasurer from 1997 to 1999. Prior to that time, he served as Controller of Budgets and Analysis for WestPoint Pepperell, one of the predecessors of West Point Home, Inc. He had been continuously employed in various financial and accounting positions with WestPoint Home and its predecessor companies since June 1976. Mr. Lane received his B.S. in Business Administration from Auburn University in 1976. Mr. Lane's diverse senior management experiences in financial and accounting roles for several large enterprises provide the Board of Directors with perspective on CharterBank's financial and accounting practices and procedures, financial reporting, as well as Old Charter Financial's relationship with its internal and external accounting firms. In addition, Mr. Lane has been designated as an audit committee financial expert by the Board of Directors.

Jane W. Darden. Ms. Darden is responsible for overall management, including bookkeeping, for family assets which include investments and timberland. She was formerly employed in the banking field for five years, and has a B.A. in Psychology from Converse College. Ms. Darden serves on Library Committee, Stewardship Committee, Altar Guild and Meals on Wheels for First United Methodist Church of West Point, Georgia. As a manager of a variety of different businesses, and with her experience in banking, Ms. Darden provides the Board of Directors with a number of different perspectives and insights.

EXHIBIT IV-6

Charter Financial Corporation
Pro Forma Regulatory Capital Ratios

Exhibit IV-6
Chárter Financial Corporation
Pro Forma Regulatory Capital Ratios

	CharterBank Historical at September 30, 2012		Pro Forma at September 30, 2012, Based Upon the Sale in the Offering of (1)					
			11,475,000 Shares		13,500,000 Shares		15,525,000 Shares	
	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)
			(Dollars in thousands)					
Equity	$ 130,740	12.66%	$ 178,457	16.41%	$ 186,965	17.04%	$ 195,472	17.66%
Tier 1 leverage capital	$ 124,931	12.16%	$ 172,648	15.96%	$ 181,156	16.59%	$ 189,663	17.22%
Leverage requirement (3)	51,371	5.00	54,101	5.00	54,587	5.00	55,073	5.00
Excess	$ 73,560	7.16%	$ 118,547	10.96%	$ 126,569	11.59%	$ 134,590	12.22%
Tier 1 risk-based capital (4)	$ 124,931	17.97%	$ 172,648	24.45%	$ 181,156	25.59%	$ 189,663	26.72%
Risk-based requirement	41,707	6.00	42,363	6.00	42,479	6.00	42,596	6.00
Excess	$ 83,224	11.97%	$ 130,285	18.45%	$ 138,677	19.59%	$ 147,067	20.72%
Total risk-based capital (4)	$ 133,626	19.22%	$ 181,343	25.68%	$ 189,851	26.82%	$ 198,358	27.94%
Risk-based requirement	69,512	10.00	70,604	10.00	70,799	10.00	70,993	10.00
Excess	$ 64,114	9.22%	$ 110,739	15.68%	$ 119,052	16.82%	$ 127,365	17.94%
Reconciliation of capital infused into CharterBank:								
Net proceeds			$ 54,602		$ 64,325		$ 74,047	
Less: Common stock acquired by stock-based benefit plan			(4,590)		(5,400)		(6,210)	
Less: Common stock acquired by employee stock ownership plan			(2,295)		(2,700)		(3,105)	
Pro forma increase			$ 47,717		$ 56,225		$ 64,732	

(1) Pro forma capital levels assume that the employee stock ownership plan purchases 2% of the shares of common stock sold in the stock offering with funds we lend to such plan. Pro forma generally accepted accounting principles ("GAAP") capital and regulatory capital have been reduced by the amount required to fund this plan. See "Management" for a discussion of the employee stock ownership plan.

(2) Tangible and core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(3) The current Tier 1 leverage requirement for financial institutions is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.

(4) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

Source: Charter Financial Corporation's prospectus.

EXHIBIT IV-7

Charter Financial Corporation
Pro Forma Analysis Sheet

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Charter Financial Corporation
November 23, 2012

Valuation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Average	Peer Group Median	Georgia Companies Average	Georgia Companies Median	All Public Average	All Public Median
Price-earnings multiple	=	P/E	52.97 x	31.95x	25.16x	17.46x	17.46x	17.43x	15.95x
Price-core earnings multiple	=	P/CE	68.50	32.07x	28.69x	28.69x	28.69x	20.87x	19.42x
Price-book ratio	=	P/B	81.70%	93.21%	90.42%	47.16%	47.16%	86.18%	81.69%
Price-tangible book ratio	=	P/TB	83.47%	97.29%	94.47%	48.71%	48.71%	92.30%	85.10%
Price-assets ratio	=	P/A	18.63%	14.06%	14.18%	5.07%	5.07%	11.04%	10.65%

Valuation Parameters

Pre-Conversion Earnings (Y)	$4,979,000	(12 Mths 9/12)	ESOP Stock (% of Offering) (E)	2.00%
Pre-Conversion Core Earnings (YC)	$4,060,000	(12 Mths 9/12)	Cost of ESOP Borrowings (S)	0.00%
Pre-Conversion Book Value (1)(B)	$142,445,000		ESOP Amortization (T)	30.00 Years
Pre-Conv. Tang. Book Value (1)(B)	$136,839,000		Stock Program (% of Offering) (M)	4.00%
Pre-Conversion Assets (1)(A)	$1,032,144,000		Stock Programs Vesting (N)	5.00 Years
Reinvestment Rate (R)	0.62%		Fixed Expenses	$1,250,000
Tax rate (TAX)	38.00%		Variable Expenses	1%/3%/5%
After Tax Reinvest. Rate (R)	0.38%		Percentage Sold (PCT)	62.8529%
Est. Conversion Expenses (2)(X)	4.70%		MHC Assets	($76,000)
Insider Purchases	$400,000		Options as % of Offering (O1)	10.00%
Price/Share	$10.00		Estimated Option Value (O2)	27.10%
Foundation Cash Contribution (FC)	0.00%		Option Vesting Period (O3)	5.00 Years
Foundation Stock Contribution (FS)	0.00%	Shares	% of Options taxable (O4)	25.00%
Foundation Tax Benefit (FT)	$0			

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N) - (1-TAX*O4)*(O1*O2/O3)))}$$ V= $214,787,390

2. $$V = \frac{P/Core\ E * (YC)}{1 - P/Core\ E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N) - (1-TAX*O4)*(O1*O2/O3)))}$$ V= $214,787,390

3. $$V = \frac{P/B * (B+FT)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$$ V= $214,787,390

4. $$V = \frac{P/TB * (B+FT)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$$ V= $214,787,390

5. $$V = \frac{P/A * (A+FT)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$$ V= $214,787,390

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Maximum	15,525,000	9,175,550	24,700,550	0	24,700,550	1.3550
Midpoint	13,500,000	7,978,739	21,478,739	0	21,478,739	1.1782
Minimum	11,475,000	6,781,928	18,256,928	0	18,256,928	1.0015

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion $ Value	Foundation Value	Total Market Capitalization $ Value
Maximum	$155,250,000	$91,755,500	$247,005,500	0	$247,005,500
Midpoint	$135,000,000	$79,787,390	$214,787,390	0	$214,787,390
Minimum	$114,750,000	$67,819,280	$182,569,280	0	$182,569,280

(1) Includes $76,000 of net MHC liabilities.
(2) Estimated offering expenses at midpoint of the offering.

EXHIBIT IV-8

Charter Financial Corporation
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Charter Financial Corporation
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$182,569,280
Exchange Ratio	1.0015
2nd Step Offering Proceeds	$114,750,000
Less: Estimated Offering Expenses	5,545,100
2nd Step Net Conversion Proceeds (Including Foundation)	$109,204,900

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$109,204,900
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(2,295,000)
Less: RRP Stock Purchases (2)	(4,590,001)
Net Proceeds to be Reinvested	$102,319,899
Estimated after-tax net incremental rate of return	0.38%
Earnings Increase	$393,318
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(47,430)
Less: Stock Programs Vesting (4)	(569,160)
Less: Option Plan Vesting (5)	(562,860)
Net Earnings Increase	($786,133)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2012 (reported)	$4,979,000	($786,133)	$4,192,867
12 Months ended September 30, 2012 (core)	$4,060,000	($786,133)	$3,273,867

4. Pro Forma Net Worth	Before Conversion	Net Addition to Equity	Tax Benefit of Foundation	After Conversion
September 30, 2012	$142,445,000	$102,319,899	$0	$244,764,899
September 30, 2012 (Tangible)	$136,839,000	$102,319,899	$0	$239,158,899

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2012	$1,032,144,000	$102,319,899	$0	$1,134,463,899

(1) Includes ESOP purchases of 2.00% of the second step offering.
(2) Includes RRP purchases of 4.0% of the second step offering.
(3) ESOP amortized over 30 years, tax effected at: 38.00%
(4) RRP amortized over 5 years, tax effected at: 38.00%
(5) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Charter Financial Corporation
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$214,787,390
Exchange Ratio	1.1782
2nd Step Offering Proceeds	$135,000,000
Less: Estimated Offering Expenses	6,351,000
2nd Step Net Conversion Proceeds (Including Foundation)	$128,649,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$128,649,000
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(2,700,000)
Less: RRP Stock Purchases (2)	(5,400,000)
Net Proceeds to be Reinvested	$120,549,000
Estimated after-tax net incremental rate of return	0.38%
Earnings Increase	$463,390
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(55,800)
Less: Stock Programs Vesting (4)	(669,600)
Less: Option Plan Vesting (5)	(662,189)
Net Earnings Increase	($924,198)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2012 (reported)	$4,979,000	($924,198)	$4,054,802
12 Months ended September 30, 2012 (core)	$4,060,000	($924,198)	$3,135,802

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2012	$142,445,000	$120,549,000	$0	$262,994,000
September 30, 2012 (Tangible)	$136,839,000	$120,549,000	$0	$257,388,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2012	$1,032,144,000	$120,549,000	$0	$1,152,693,000

(1) Includes ESOP purchases of 2.00% of the second step offering.
(2) Includes RRP purchases of 4.0% of the second step offering.
(3) ESOP amortized over 30 years, tax effected at: 38.00%
(4) RRP amortized over 5 years, tax effected at: 38.00%
(5) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Charter Financial Corporation
At the Maximum of the Range

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$247,005,500
	Exchange Ratio	1.3550
	2nd Step Offering Proceeds	$155,250,000
	Less: Estimated Offering Expenses	7,157,000
	2nd Step Net Conversion Proceeds (Including Foundation)	$148,093,000

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$148,093,000
	Less: Cash Contribution to Foundation	(0)
	Less: Stock Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(3,105,000)
	Less: RRP Stock Purchases (2)	(6,209,999)
	Net Proceeds to be Reinvested	$138,778,001
	Estimated after-tax net incremental rate of return	0.38%
	Earnings Increase	$533,463
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(64,170)
	Less: Stock Programs Vesting (4)	(770,040)
	Less: Option Plan Vesting (5)	(761,517)
	Net Earnings Increase	($1,062,264)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2012 (reported)	$4,979,000	($1,062,264)	$3,916,736
12 Months ended September 30, 2012 (core)	$4,060,000	($1,062,264)	$2,997,736

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2012	$142,445,000	$138,778,001	$0	$281,223,001
September 30, 2012 (Tangible)	$136,839,000	$138,778,001	$0	$275,617,001

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2012	$1,032,144,000	$138,778,001	$0	$1,170,922,001

(1) Includes ESOP purchases of 2.00% of the second step offering.
(2) Includes RRP purchases of 4.0% of the second step offering.
(3) ESOP amortized over 30 years, tax effected at: 38.00%
(4) RRP amortized over 5 years, tax effected at: 38.00%
(5) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

Exhibit IV-9
Core Earnings Analysis
Comparable Institution Analysis
For the 12 Months Ended September 30, 2012

Comparable Group		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% ($000)	Less: Extraordinary Items ($000)	Estimated Core Income to Common ($000)	Shares (000)	Estimated Core EPS ($)
ESSA	ESSA Bancorp, Inc. of PA	$215	$5,398	($1,835)	$0	$3,778	13,230	$0.29
FDEF	First Defiance Fin. Corp of OH	$15,805	($10,119)	$3,440	$0	$9,126	9,729	$0.94
BANC	First PacTrust Bancorp of CA	$2,129	$13,540	($4,604)	$0	$11,065	11,773	$0.94
FXCB	Fox Chase Bancorp, Inc. of PA	$4,206	($413)	$140	$0	$3,933	12,448	$0.32
FRNK	Franklin Financial Corp. of VA (1)	$4,866	$5,527	($1,879)	$0	$8,514	13,342	$0.64
HBOS	Heritage Fin Group, Inc of GA	$5,680	($3,388)	$1,152	$0	$3,444	8,230	$0.42
HBCP	Home Bancorp Inc. Lafayette LA	$8,999	($1,912)	$650	$0	$7,737	7,512	$1.03
OABC	OmniAmerican Bancorp Inc of TX	$5,737	($3,795)	$1,290	$0	$3,232	11,435	$0.28
RCKB	Rockville Financial Inc. of CT	$15,460	($4,566)	$1,552	$0	$12,446	28,606	$0.44
UBNK	United Financial Bancorp of MA	$11,340	$532	($181)	$0	$11,691	15,468	$0.76
WFD	Westfield Financial Inc. of MA	$6,229	($2,090)	$711	$0	$4,850	25,297	$0.19

(1) Financial information is for the quarter ending June 30, 2012

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

FIRM QUALIFICATION STATEMENT

RP® Financial, LC. ("RP Financial") provides financial and management consulting, merger advisory and valuation services to the financial services companies, including banks, thrifts, credit unions, insurance companies, mortgage companies and others. We offer a broad array of services, high quality and prompt service, hands-on involvement by our senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff has extensive consulting, valuation, financial advisory and industry backgrounds.

STRATEGIC PLANNING SERVICES

RP Financial's strategic planning services, for established or de novo banking companies, provide effective feasible plans with quantifiable results to enhance shareholder value, achieve regulatory approval or realize other objectives. We conduct situation analyses; establish mission/vision statements, develope strategic goals and objectives; and identify strategies to enhance value, address capital, increase earnings, manage risk and tackle operational or organizational matters. Our proprietary financial simulation models facilitate the evaluation of the feasibility, impact and merit of alternative financial strategies.

MERGER ADVISORY SERVICES

RP Financial's merger advisory services include targeting buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring deal terms, preparing merger business plans and financial simulations, rendering fairness opinions, preparing fair valuation analyses and supporting post-merger strategies. RP Financial is also expert in de novo charters, shelf charters and failed bank deals with loss sharing or other assistance. Through financial simulations, valuation proficiency and regulatory familiarity, RP Financial's merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes mergers, thrift stock conversions, insurance company demutualizations, merger valuation and goodwill impairment, ESOPs, going private, secondary offerings and other purposes. We are highly experienced in performing appraisals conforming with regulatory guidelines and appraisal standards. RP Financial is the nation's leading valuation firm for thrift stock conversions, with offerings ranging up to $4 billion.

MANAGEMENT STUDIES

RP Financial provides effective organizational planning, and we are often engaged to prepare independent management studies required for regulatory enforcement actions. We evaluate Board, management and staffing needs, assess existing talent and capabilities and make strategic recommendations for new positions, replacement, succession and other organizational matters.

ENTERPRISE RISK ASSESSMENT SERVICES

RP Financial provides effective enterprise risk assessment consulting services to assist our clients in evaluating the degree to which they have properly identified, understood, measured, monitored and controlled enterprise risk as part of a deliberate risk/reward strategy and to help them implement strategies to mitigate risk, enhance performance, ensure effective reporting and compliance with laws and regulations and avoid potential future damage to their reputation and associated consequences and to mitigate residual risk and unanticipated losses.

OTHER CONSULTING SERVICES

RP Financial provides other consulting services including evaluating regulatory changes, development diversification and branching strategies, conducting feasibility studies and other research, and preparing management studies in response to regulatory enforcement actions. We assist clients with CRA plans and revising policies and procedures. Our other consulting services are aided by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (31)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (27)	(703) 647-6546	wpommerening@rpfinancial.com
Marcus Faust, Director (23)	(703) 647-6553	mfaust@rpfinancial.com
Gregory E. Dunn, Director (28)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (25)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (24)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (21)	(703) 647-6552	tbiddle@rpfinancial.com
Janice Hollar, Senior Vice President (29)	(703) 647-6554	jhollar@rpfinancial.com
Carla H. Pollard, Senior Vice President (22)	(703) 647-6556	cpollard@rpfinancial.com